
07081288



2007 ANNUAL REPORT


LIBERTY


CKEY MANTLE




OCT 2 9 2007
WASH, D.C.
161
SECTION

COLLECTORS UNIVERSE

NASDAQ: CLCT


COLLECTORS UNIVERSE
NASDAQ: CLCT


RECD S.E.C.
OCT 2 9 2007
1086

Collectors Universe Mission Statement

To provide the finest available services to the holders of collectibles and other high-value assets that (a) increase their value and liquidity, (b) enable and facilitate transactions, and (c) generally enhance interest, activity and trading, therefore providing profitable growth for the company, our shareholders and employees.

Dear Fellow Stockholders:

Your Company has now completed four phases of the plan to continue its growth for the future and we are in the early stages of our growth phase.

Our goals for fiscal 2007 were to:

- Continue increasing the penetration of our existing services in our existing markets.
- Integrate recently acquired businesses and expand the application of their technologies into other markets that we currently serve.
- Concentrate resources on the growth of our new acquisitions in the jewelry markets.
- Evaluate high-value asset markets for consolidation or expansion and be prepared to make prudent acquisitions when opportunities to do so are confirmed.



Your Executive Officers for 2007 are (left to right): Michael J. Lewis, Senior Vice President of Finance; Michael R. Haynes, Chief Executive Officer; David G. Hall, President; and Joseph J. Wallace, Chief Financial Officer.

Some of the technology used in the authentication and grading processes are on the table (left to right): Stereo Microscope, used by all divisions to closely examine items as may be needed; Gemprint, used by Gem Certification and Assurance Lab to record the optical "fingerprint" of a diamond; and a Multi-band Spectral Comparator, used by Professional Stamp Experts, PSA/DNA Authentication Services and PCGS Currency to identify markings not visible in normal light bands.

With those goals in mind, here is a brief list of the accomplishments in fiscal 2007:

- Net revenues increased 10% to a new record level of $40.5 million from $36.9 million from the prior fiscal year.
- Operating divisions in sportscards and stamps each set new records for units processed, with increases of 5% and 74%, respectively, over the prior year.
- Non-authentication services that enable and facilitate transactions reached a new record of $6.4 million, up 75% from $3.7million from the prior year; and, at the end of fiscal 2007, our division Certified Coin Exchange listed more coins for sale between member dealers than were listed for sale to any bidder on eBay.
- We completed the acquisition of American Gemological Laboratories, Inc. (AGL) to enter the market for authentication and grading of colored gemstones.
- Net revenues in our Jewelry Group increased to $1.2 million, or 3% of aggregate revenue, from $0.4 million, or 1% of aggregate revenue, from the previous fiscal year.
- Units processed in our Jewelry Group increased to 26,000 units, with an aggregate value of $159 million, from 5,000 units, with an aggregate value of $27 million, in the previous fiscal year.

- We analyzed other markets for expansion; and, we completed the acquisition of Expos Unlimited, providing ownership of one of the largest venues for coin conventions in the world, principally in Long Beach, California.

Notwithstanding our success in many areas of our business, our Coin operating division in fiscal 2007 reported a reduction of 230,000 units processed, or about 13%, as compared to fiscal 2006 and a reduction in net revenue in fiscal 2007 of $0.5 million, or about 2%, when compared to fiscal 2006. These decreases in unit volume and net revenue were due primarily to two factors: (a) lower revenue from our on-site coin show services as a result of a downward, temporary drop in gold prices to $520 per ounce, which occurred simultaneously with the dates of three consecutive, large coin shows; and the timing of certain coin shows; and (b) lower volume of approximately 100,000 units and the associated revenue of approximately $1 million from our trademarked "First Strike" program, due to a dispute over the name, which dispute has since been resolved.

Somewhat offsetting these decreases in our Coin operating division were new programs such as the "First Day of Issue" designation for the new Presidential Dollar series, introduced by the U.S. Mint in calendar 2007. This new U.S. Mint coin series is a circulating dollar coin with a changing design four times per year, with each design relating to a U.S. President. With four design changes each year, one each approximately every 10 weeks, the Presidential Dollar series is expected to continue for the next ten years.

To meet the needs of our growing customer base and to provide sufficient capacity for future growth, we invested in our operating facility for our Diamond operating division during fiscal 2007 by increasing the occupancy of our operating laboratory with the related leasehold improvements and acquiring appropriate testing equipment. The resulting facility can now support annual unit volumes of 200,000 units or more. To satisfy any increases in demand that would consume this physical capacity, the marginal cost to fulfill the incremental demand would solely be associated with marginal increases in the number of laboratory personnel.

To increase the awareness, recognition and demand for our Diamond and Gemstone operating divisions, we invested in sales and marketing activities during fiscal 2007, primarily through trade show marketing and trade advertising. Our Diamond and Gemstone operating divisions appeared jointly in seven trade shows, with the largest of such trade shows occurring in Las Vegas, Nevada, where both divisions were the official diamond and gemstone laboratories of the shows. Although the Diamond and Gemstone operating divisions have different supply channels, the joint appearances at the trade shows provided an increased level of marketing efficiency since both labs appeal to the same retail distribution channel. Our Diamond and Gemstone operating divisions were also one of the sponsors for and were the official diamond and gemstone laboratories of the 2007 Fine Jewelry CEO Summit, a marketing-oriented conference attended by the top executives of the largest retail jewelry chains in the U.S. With respect to trade advertising, the Diamond and Gemstone operating divisions regularly advertised in *Rapaport Diamond Report, JCK Magazine, National Jeweler, Modern Jeweler, InStore Magazine,* and *Colored Stone Magazine.*

Based on our strategic plans to improve our Collectibles Group and to grow our Jewelry Group, along with our expected cash flow requirements over the next several years, your board of directors has approved an increase in the annual cash dividend to an amount of $1.00 per share.

For fiscal 2008, our goals are to:

- Improve the performance of our Collectibles Group in our existing markets.
- Concentrate resources on the growth of our Jewelry Group in market share, units and revenue.
- Improve operating efficiency in the consolidated results.

Most importantly, as we close fiscal 2007, we extend our gratitude to our customers, the auctioneers, dealers, distributors and retailers who submit items to us for authentication and grading and offer those items to the hundreds of thousands of retail customers, buyers and collectors in the U.S. and around the world who have exercised preference in the marketplace and purchased items that carry certification through our operating divisions. We pledge to continue to serve these businesses and individuals with integrity and a relentless dedication to improving the quality and breadth of our services.

Sincerely,



Michael R. Haynes
Chief Executive Officer

2007 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _____

Commission file number 0-27887

COLLECTORS UNIVERSE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**33-0846191**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification No.)**
1921 E. Alton Avenue, Santa Ana, California	**92705**
(Address of principal executive offices)	**(Zip Code)**

(949) 567-1234

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.001 per share

Securities registered pursuant to Section 12(g) of the Act: None

Indicate, by check mark, whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate, by check mark, if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act, (check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Securities Exchange Act Rule 12b-2).
YES ☐ NO ☒

As of December 29, 2006, the aggregate market value of the Common Stock held by non-affiliates was approximately $111,552,000 based on the per share closing price of $13.40 of Registrant's Common Stock as of such date as reported by the Nasdaq Global Market.

As of September 7, 2007, a total of 8,518,312 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Except as otherwise stated therein, Items 10, 11, 12, 13 and 14 in Part III of the Form 10-K are incorporated by reference from Registrant's Definitive Proxy Statement, which is expected to be filed with the Securities and Exchange Commission on or before October 29, 2007, for its Annual Meeting of Stockholders scheduled to be on December 5, 2007.

COLLECTORS UNIVERSE, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2007

TABLE OF CONTENTS

		Page
PART I		
Forward-Looking Statements		1
Item 1.	Business	1
Item 1A.	Risk Factors	29
Item 2.	Properties	35
Item 3.	Legal Proceedings	35
Item 4.	Submission of Matters to a Vote of Security Holders	36
	Executive Officers of Registrant	37
PART II		
Item 5.	Market for Common Stock and Related Stockholder Matters	38
Item 6.	Selected Consolidated Financial Data	39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	42
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	63
Item 8.	Financial Statements and Supplementary Data	64
	Report of Independent Registered Public Accounting Firm	65
	Consolidated Balance Sheets at June 30, 2007 and 2006	66
	Consolidated Statements of Operations for the Years ended June 30, 2007, 2006 and 2005	67
	Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2007, 2006 and 2005	68
	Consolidated Statements of Cash Flows for the Years Ended June 30, 2007, 2006 and 2005	69
	Notes to Consolidated Financial Statements for the Years Ended June 30, 2007, 2006 and 2005	71
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	94
Item 9A.	Controls and Procedures	94
Item 9B.	Other Information	97
PART III		
Item 10.	Directors and Executive Officers	97
Item 11.	Executive Compensation	97
Item 12.	Security Ownership of Certain Beneficial Owners and Management	97
Item 13.	Certain Relationships and Related Transactions	97
Item 14.	Principal Accountant Fees And Services	97
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	98
SIGNATURES		S-1
INDEX TO EXHIBITS		E-1

(THIS PAGE INTENTIONALLY LEFT BLANK)

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report that are not historical facts or that discuss our expectations, beliefs or views regarding our future operations or future financial performance, or financial or other trends in our business, constitute "forward-looking statements" as defined in the Private Securities Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, such statements include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may". Forward looking statements are estimates or predictions about the future that are based on current information and are subject to a number of risks and uncertainties that could cause our financial condition or operating results in the future to differ significantly from those expected at the current time, as described in the forward-looking statements that are contained in this Annual Report. Those risks and uncertainties are described in Item 1A of Part I of this Annual Report as "Risk Factors," and in Item 7 of Part II under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, readers of this Annual Report are urged to read the cautionary statements contained in those items of this Annual Report. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements contained in this Annual Report, which speak only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Overview

We are a leading provider of value-added authentication, grading and information services to dealers and collectors of high-value coins, sportscards, autographs, stamps and vintage U.S. currency notes (which we will sometimes refer to generally, as "collectibles") and to wholesale and retail dealers of diamonds and colored gemstones.

Collectibles. The collectibles that we authenticate and grade have market values generally ranging from $200 to over $1 million, due principally to their rarity, age or association with famous individuals or historical events.

The authenticity and the state of preservation, or quality, of these collectibles are also important determinants of their value in the collectibles markets. For that reason, sellers, purchasers and collectors submit their high-value collectibles to us for:

- Certifications by our independent experts of their authenticity; that is, confirmation that the collectibles are real and are what they have been represented to be; and
- Evaluations of their physical condition and appearance and the assignment of a grade by our independent experts on the basis of uniform quality standards.

Once we have authenticated and assigned a grade to a collectible, we encapsulate it in a tamper-evident, clear plastic holder, or issue a certificate of authenticity, that (i) identifies the specific collectible, (ii) sets forth the quality grade we have assigned to it and (iii) bears one of our brand names and logos: "PCGS" for coins, "PSA" for sportscards, "PSA/DNA" for autographs and memorabilia, "PSE" for stamps and "PCGS Currency" for U.S. vintage currency notes[1]. Additionally, we warrant our certification of authenticity and the grade that we assign to the coins, sportscards, currency and stamps bearing our brands. We do not warrant our authenticity determinations for autographs.

[1] *Collectors Universe, PCGS, Professional Sports Authenticator and PSA/DNA, Set Registry, CU3000 First Strike, and each of the logos associated with those names, are registered service or trade marks of the Company.*

Diamonds and Colored Gemstones. In November 2005, we began offering diamond authentication and grading services to wholesale and retail dealers of diamonds as a result of our acquisition of Gem Certification & Appraisal Lab (GCAL), an independent diamond certification and grading laboratory. In August 2006, we began offering identification, authentication and grading services to wholesale and retail dealers of high value colored gemstones, including emeralds, rubies and sapphires, as a result of our acquisition of American Gemological Laboratories (AGL), an independent colored gemstone certification and grading laboratory.

The market values of the diamonds and colored gemstones that we grade generally range from approximately $500 to over $1 million, depending, in the case of diamonds, primarily on their weight, color and clarity. The market values of colored gemstones depend primarily on their color, tone, and clarity and the presence of and type of enhancements, which are made to almost all colored gemstones to improve their color or clarity or both. The market value of a colored gemstone also can be affected by its country of origin.

Our customers, who usually consist of wholesale and retail dealers and auction companies, submit diamonds and colored gemstones to us for:

- Confirmations, by our independent experts, that the diamonds or colored gemstones are, in fact, natural (as opposed to synthetically manufactured) diamonds and colored gemstones; and

- Evaluations of their physical condition and appearance and the assignment of a grade by our independent experts on the basis of uniform quality standards that, in the case of diamonds, relate to their color and clarity and, in the case of colored gemstones relate to color, tone, clarity, enhancements and, in some cases, country of origin.

Our Diamond Grading and Certification Services. Upon completion of the grading process for diamonds, a GCAL certificate is issued that sets forth the weight, cut, color and clarity grades assigned to the diamond by GCAL, along with other measured information such as the dimensions of the diamond. GCAL also includes a direct light performance analysis of each diamond utilizing a proprietary process that measures, in a digital image, the number of pixels of light that pass through a diamond, ranking the light performance higher for more light and lower for less light. A similar process measures the symmetry of the cut of the diamond, another feature that can have a direct impact on the brilliance and reflectivity of a diamond. A graphic representation of the brilliance and symmetry is included on the certificate. Additionally, using a patented technology for non-invasive diamond identification that we acquired in December 2005, we digitally capture and record the unique refractive light pattern of the diamond (which we refer to as a "Gemprint"), that we store in our computer database, cross-indexed to the certificate number issued with the diamond[2]. This "Gemprint" process enables us to match GCAL graded diamonds, on a one-to-one basis, with their GCAL certificates, thereby providing an additional measure of protection against misrepresentations of diamond quality that can occur by, for example, switching a diamond grading certificate issued for a higher quality diamond to a lower quality diamond. GCAL provides a limited warranty with respect to the color and clarity grades that GCAL assigns to the diamonds it certifies.

We believe that Gemprint process provided by GCAL is the only a non-intrusive diamond identification service offered by any diamond certification company and that no diamond certification company, except GCAL, warrants the color and clarity grades they assign to the diamonds they certify.

Our Colored Gemstone Grading and Certification Services. AGL offers different levels of service to its customers:

- Its "Prestige" Service, which is designed for grading and certification of colored gemstones whose weight and market value justify the costs of a higher level and more comprehensive suite of grading and certification services; and

- Its "Fast Track" Service, which is designed for lower weight and less valuable colored gemstones.

---

[2] *GCAL, Gemprint and AGL and each of the logos associated with their respective names, are registered service marks of the Company.*

AGL's Prestige Service provides the customer with a comprehensive quality analysis and report that sets forth the identification, weight, cut, color, tone and clarity grades assigned to the gemstone, along with the description of the quality enhancements that had been made to the gemstone and, in some cases, its country of origin. A high resolution color image of the colored gemstone is included on the certificate for identification purposes.

AGL's Fast Track Service allows the customer to select from among a variety of grading services that includes, for a minimum fee, information relating to the identification, weight and cut of the gemstone, which is set forth on a small plastic card, similar in size and materials to a credit card. Fast Track customers also may order one or more supplemental services that will provide them with information regarding the color, tone, clarity and/or country of origin of the gemstone, for additional fees that will vary based on the extensiveness of the services ordered.

AGL warrants the identification and enhancement information with respect to the colored gemstones it certifies, but does not warrant information relating to the color, clarity or country of origin of the colored gemstone.

Benefits Provided by our Authentication and Grading Services. We believe that our authentication and grading services increase the liquidity and marketability and, therefore, add to the value, of the collectibles, diamonds and colored gemstones that we authenticate and grade. Our services provide sellers, purchasers and collectors with (i) the confidence of knowing that the collectibles, diamonds or colored gemstones they are buying or selling are authentic or natural, as the case may be; (ii) information, in the form of objective and uniform measures of quality, that enable sellers, purchasers and collectors to assess the value of those collectibles, diamonds or colored gemstones; and (iii) information, based on analysis of the colored gemstone and technological comparisons to known origin specimens, relating to the country of origin of a colored gemstone. Armed with this information, a prospective buyer who might otherwise be reluctant to purchase a high-priced collectible, diamond or colored gemstone, is more informed and more confident about, and more willing to make such a purchase, particularly "sight-unseen," on Internet auction sites such as those operated by eBay and Blue Nile and even in higher value assets as may be offered by Sotheby's. We also believe that dealers who sell collectibles, diamonds or colored gemstones that have been authenticated and graded by us are more readily able to sell, and are more likely to obtain higher prices for, those items than if they had not been authenticated and graded by us, because our services give prospective buyers the confidence to purchases those collectible, diamonds or colored gemstones from those dealers.

We originated the standards and methodologies we use for authenticating and grading coins, sportscards, autographs and stamps. Those standards and methodologies have become generally accepted in the collectible coin, sportscard and autograph markets. At the time we launched our independent third party stamp grading service, the concept of grading the quality of stamps, in addition to authenticating them, was relatively novel. Since that time, our stamp grading standards have become increasingly accepted, especially for higher value stamps.

The standards and methodologies we use in grading diamonds are generally accepted in the diamond market. Those standards and methodologies were developed by the Gemological Institute of America, a non-profit educational corporation. However, we believe that the diamond grading services we offer differ from those that are available from competing diamond grading services primarily in terms of the rigorousness and consistency with which we apply those grading standards. For that reason, among others, Blue Nile, which is the largest seller of diamonds on the Internet, has chosen GCAL to certify all of Blue Nile's Signature Collection which, according to Blue Nile, includes the world's most brilliant round diamonds, as well as the world's first and only princess, emerald, and Asscher diamonds, cut to Blue Nile's finest ideal standards.

AGL has developed certain proprietary standards for the colored gemstone market relating to color, tone and clarity of colored gemstones and descriptive terms used in the disclosure of colored gemstone enhancements.

We also have developed some of the leading brands in the collectibles, diamonds and colored gemstones markets in which we conduct our business:

- "PCGS" (Professional Coin Grading Service), which is the brand name for our independent coin authentication and grading service;

- "PSA" (Professional Sports Authenticator), which is the brand name for our independent sports and trading cards authentication and grading service;

- "PSA/DNA" (PSA/DNA Authentication Services), which is the brand name for our independent authentication and grading service for vintage autographs and memorabilia;

- "PSE" (Professional Stamp Experts), which is the brand name for our independent stamp authentication and grading service;

- "PCGS Currency" the brand name for our currency authentication and grading service;

- "GCAL" (Gem Certification & Assurance Lab), which is the brand name for our independent diamond authentication and grading service; and

- "AGL" (American Gemological Laboratories), which is the brand name of our independent third party colored gemstone grading business.

PCGS and PSA are among the leading independent authentication and grading services in the collectible coin and sportscard markets in the United States. PSA/DNA and PSE also are among the leading independent authentication services in their respective markets. Currency authentication and grading are new to the currency market and PCGS Currency is one of the leading independent authentication and grading services in the currency market. GCAL is among the top quality independent authentication and grading services in the diamond market and we believe it is the only diamond certification service that offers a non-invasive and unchangeable diamond identification method that makes it possible to detect the switching or alteration of diamond grading certificates and the only service that offers a warranty with respect to the quality grades relating to the diamond's color and clarity. AGL is one of the world leaders in colored gemstone authentication, grading, enhancement disclosure and for the most valuable colored gemstones, identification of the country of origin.

We began offering our PCGS coin authentication and grading services in 1986 and, from inception through fiscal year ended June 30, 2007, we had authenticated and graded more than 14 million coins. In 1991, we launched our PSA sportscard authentication and grading service and, through June 30, 2007, had authenticated and graded over 10 million sportscards. In 1999, we launched our PSA/DNA vintage autograph authentication business and in June 2004 we extended that business by introducing vintage autograph grading services to dealers and collectors of autographed sports memorabilia. We started our PSE stamp authentication and grading service in 2000. We launched PCGS Currency as an extension of the PCGS brand in March 2005. In the second quarter of fiscal 2006, we acquired GCAL and the Gemprint technology. We acquired AGL in the first quarter of fiscal 2007.

The following table provides information regarding the respective numbers of coins, sportscards, autographs and stamps that we authenticated or graded from 2005 to 2007, the number of currency notes that we graded since the inception of our currency authentication and grading service in the third quarter of fiscal 2005, the number of diamonds we authenticated and graded since the acquisition of GCAL, our diamond authentication and grading service, in the second quarter of fiscal 2006 and the number of colored gemstones we authenticated and graded since the acquisition of AGL, our colored gemstone authentication and grading service, in the first quarter of fiscal 2007.

	Units Processed					
	2007		**2006**		**2005**	
Coins	1,559,000	50%	1,789,000	55%	1,670,000	58%
Sportscards	1,262,000	41%	1,199,000	37%	1,084,000	38%
Autographs	170,000	5%	181,000	6%	77,000	3%
Stamps	66,000	2%	38,000	1%	26,000	1%
Currency(1)	36,000	1%	29,000	1%	3,000	-
Diamonds(2)	25,000	1%	5,000	-	-	-
Colored Gemstones(3)	1,000	-	-	-	-	-
Total	3,119,000	100%	3,241,000	100%	2,860,000	100%

The following table sets forth the estimated values at which our customers insured the collectibles, diamonds and colored gemstones that they submitted to us for grading or authentication.

	Declared Values (000)					
	2007		2006		2005	
Coins	$ 1,435,000	82%	$1,613,000	90%	$1,191,000	91%
Sportscards	88,000	5%	75,000	4%	66,000	5%
Autographs	24,000	1%	15,000	1%	26,000	2%
Stamps	12,000	-	21,000	1%	17,000	1%
Currency[1]	32,000	2%	43,000	2%	8,000	1%
Diamonds[2]	97,000	6%	27,000	2%	-	-
Colored Gemstones[3]	62,000	4%	-	-	-	-
Total	$1,750,000	100%	$1,794,000	100%	$1,308,000	100%

1 We commenced our currency authentication and grading business in fourth quarter of 2005.
2 We commenced the authentication and grading of diamonds in the second quarter of 2006 when we acquired GCAL and Gemprint
3 We commenced the authentication and grading of colored gemstones in the first quarter of 2007, when we acquired AGL.

We generate revenues principally from our authentication and grading service fees. For collectibles, those fees range from $4 to over $200 per item authenticated and graded, based primarily on the type of item authenticated or graded and the turn-around times selected by our customers, which range from 1 to approximately 60 days. In fiscal 2007, our authentication and grading fees averaged $10.65. As a general rule, collectibles dealers and, to a lesser extent, individual collectors, request faster turn-around times and, therefore, generally pay higher fees for more valuable, older or "vintage" collectibles, than they do for modern collectibles. Diamond authentication and grading fees, generally range from $60 to over $300 based on the weight of the diamond and are fixed with specific delivery times; although fees sometimes vary in the case of contracts that provide for volume submissions. Authentication and grading fees for AGL range from $25 to $2,500 based on whether the customer requests our Prestige Service or our Fast Track Service, the weight of the colored gemstone and whether the customer requests that we certify the country of origin of the colored gemstone.

We also generate revenues, to a lesser extent, from sales of (i) advertising on our websites; (ii) our printed publications and price guides and advertising placed in such publications; (iii) our rarity or "population" reports that contain data regarding the total number of coins and sportscards we have graded since our inception, categorized by item type and grade determination; (iv) monthly subscription fees associated with our Internet-based, dealer to dealer exchange "CCE" (Certified Coin Exchange) for certified coins; and (v) trade show management fees associated with our trade show management company, Expos Unlimited LLC ("Expos"), which promotes and manages two of the larger and better known coin, stamp and collectibles shows in Long Beach and Santa Clara, California, respectively. We believe that our printed publications, price guides and reports make collectors better informed consumers and make collecting more interesting and exciting for them while our dealer to dealer exchange adds liquidity to certified coins.

Industry Background

The primary determinants of the prices of, and the willingness of sellers, purchasers and collectors to purchase, high-value or high-priced collectibles, diamonds, colored gemstones or other high-value assets are their authenticity and quality. The authenticity of a collectible relates not only to the genuineness of the collectible, but also to the absence of any alterations or repairs that may have been made to hide damage or to restore the item. The authenticity of a diamond or colored gemstone relates to its formation in a natural method and mined from the earth as opposed to laboratory grown or synthetically produced, and in the case of colored gemstones, the country of origin. The quality of a collectible relates to its state of preservation relative to its original state of manufacture or creation. The quality of a diamond is largely a function of its color and clarity. The quality of a gemstone relates to color, tone, clarity, enhancements and in some cases, the country of origin. With regard to value, confirmation of authenticity generally is required before a buyer is willing to proceed with a purchase of a high-priced collectible, diamond or colored gemstone. Quality directly affects value and price, usually on an exponential basis, with higher quality collectibles, diamonds and colored gemstones, generally attracting dramatically higher prices than those of lower quality. Even a relatively modest difference in quality can translate into a significant difference in perceived value and, therefore, in price. For example, a 1952 Mickey Mantle baseball card that received a PSA grade from us of 9 on our PSA grading scale of 1-to-10 was sold at public auction in 2006 for $282,588. By comparison, a similar 1952 Mickey Mantle baseball card that received a PSA grade of 8 was sold at public auction also in 2006 for $72,057. Although for diamonds and colored gemstones, the weight of the stone (as measured by mechanical devices) has a significant impact on value, quality ratings also have a material impact on value. A round brilliant cut two carat natural diamond with a GCAL grade D color (which is the most desirable blue-white color on the scale from D to the yellow tint of a P color) and a clarity grade of flawless or "FL" (which indicates that the diamond has no imperfections or inclusions) has a market value of approximately $69,000 - $78,880. By comparison a similar cut two carat diamond with a GCAL grade I color and a clarity grade of SI2 (which is in the midpoint range of clarity) has a market value of approximately $11,000 - $12,480. In the same manner, a rectangular cut two carat emerald with AGL color grade 3, tone of 70 (a very attractive and intense green) and a clarity grade of "LI" (or lightly included) has a market value of approximately $18,000 - $20,250. By comparison, a similar cut emerald with AGL color grade 6, tone of 50 (an average color and intensity of green) and a clarity grade of "MI2" (moderately included) has a market value of approximately $3,600 – $4,800. With respect to country of origin, the same oval cut two carat Blue Sapphire AGL color grade 3, tone of 70 (rich and deep blue) with a clarity grade of "LI" has a market value of approximately $2,800 - $3,400 if the country of origin is Burma, but has a market value of approximately $20,000 - $22,000 if the country of origin is Kashmir.

Until the advent of independent third party authentication and grading, most prospective buyers, including experienced collectibles, diamond and colored gemstone dealers and retailers, insisted on physically examining high-priced collectibles, diamonds and colored gemstones before consummating transactions. However, unlike professionals in the trade, most purchasers and collectors lacked the experience and knowledge needed to determine, with confidence, the authenticity or the quality, and hence the value, of high-priced collectibles, diamonds and colored gemstones, even when they had the opportunity to examine them physically. As a result, purchasers and collectors had to rely on representations made by sellers regarding authenticity and quality. For these reasons, "buyer beware" characterized the high-value collectibles, diamond and colored gemstone markets, and "sight-unseen" markets for rare coins, diamonds, colored gemstones and other high-value collectibles were practically non-existent.

High-value collectibles have been traditionally marketed at retail by dealers through direct mail, catalogues, price lists and advertisements in trade publications, and sold and purchased by them at collectibles shows, auction houses and local dealer shops. Diamonds and colored gemstones have been marketed at retail through tens of thousands of retail jewelry stores or in departments of large general retail stores. These markets were highly inefficient because:

- they were fragmented and localized, which limited both the variety of available collectibles, diamonds and colored gemstones and the number of potential buyers;
- transaction costs were often relatively high due to the number of intermediaries involved;
- buyers usually lacked the information needed to determine the authenticity and quality and, hence the value, of the collectibles, diamonds and colored gemstones being sold; and
- buyers and sellers were vulnerable to fraudulent practices because they had to rely on the dealers or other sellers in the often long distribution channel for opinions or representations as to authenticity and quality.

Coin Market. In an effort to overcome some of these inefficiencies, approximately 30 years ago, professional coin dealers began using a numerical grading scale for grading coins. That scale ranged from 1 to 70, with higher numbers denoting a higher quality. Previously, professional dealers used descriptive terms, such as "Fair," "Fine" and "Uncirculated," to characterize the quality of the coins they sold, a practice that continued after the development of the numeric grading system. However, whether using a numeric or a descriptive system, grading standards varied significantly from dealer to dealer, depending on a dealer's subjective criteria of quality. Moreover, dealers were hardly disinterested or independent since, as the sellers or buyers of the coins they were grading, they stood to benefit financially from the assignment of a particular grade.

Sportscard Market. Misrepresentations of authenticity and quality also operated as a barrier to the liquidity and growth of the collectibles market for sportscards. Even experienced and knowledgeable dealers insisted on physically examining purportedly rare and higher priced sportscards. Most collectors lacked the knowledge needed to purchase collectible sportscards with confidence, even when they had physically examined them. Sportscard dealers eventually developed a rudimentary adjectival system to provide measures of quality, using descriptive terms such as "Poor," "Very Good," "Mint" and "Gem Mint." These measures of quality were assigned on the basis of such characteristics as the centering of the image on the card and the presence or absence of bent or damaged corners, scratches and color imperfections. However, as was the case with coins, grading standards varied significantly from dealer to dealer, depending on a dealer's subjective criteria of quality. Additionally, since the dealers who bought and sold sportscards were the ones that assigned these grades, collectors remained vulnerable to fraudulent practices.

Autographed Memorabilia Market. The market for autographed sports, entertainment and historical memorabilia has been plagued by a high incidence of forgeries and misrepresentations of authenticity. For example, Operation Bullpen, initiated by the FBI and other law enforcement agencies beginning in 1997, has uncovered a high volume of outright forgeries of signatures and widespread misrepresentations as to the genuineness of sports memorabilia. We believe that the high incidence of such fraudulent activities was due, in large part, to a dearth of independent third party memorabilia authentication services and an absence of systematic methodologies and specimen data needed for verification of authenticity.

Stamp Market. Stamp dealers developed an adjectival system, similar to the one developed for sportscards, by which they valued and priced stamps based primarily on the centering of the stamp image on the stamp paper background, ignoring other faults in the stamp. As a result, experienced and knowledgeable dealers insisted on physically examining purportedly rare and higher priced stamps before purchasing them. Additionally, most collectors lacked the knowledge and experience needed to purchase higher priced stamps with confidence. Consequently, as was the case with coins and sportscards, collectors were forced to depend on representations of authenticity and quality from the very dealers from whom they purchased or to whom they sold stamps. However, prior to our entry into the market, independent third-party stamp grading was non-existent.

Currency Market. There has been some grading of currency in the past, but none of the grading businesses have been successful as the market was not developed, such that there was not substantial demand for grading services. In addition, the grading businesses were not third-party independent grading businesses, as they were operated and owned by currency dealers, who also bought and sold the same materials that they graded; thereby, creating potential conflicts of interest. PCGS Currency is an independent third-party grading service that does not have such conflicts of interest. Our currency grading utilizes a numerical 70 – point system to determine the overall grade or condition of a note.

Diamond Market. Approximately 70 years ago, the Gemological Institute of America ("GIA"), a non-profit educational corporation, developed a system for classifying and grading diamonds which consisted of the "4C's" of carat, cut, color and clarity. The system provided terminology for identifying (1) the weight of a diamond, denominated as "carats," (2) the shape and proportion of the diamond with a cut analysis; (3) the relative color of the diamond using an alphabetic scale from a high quality color of "D" to the lowest quality color of "P"; and (4) the relative clarity of, or imperfections in the diamond, using descriptive terms on a scale from "Flawless" ("FL") to "Very Slightly Included" ("VSI") to "Slightly Included" ("SI") to "Included" (I"). In its gemologist educational programs, the GIA taught this grading system as a required part of the curriculum. Notwithstanding the widespread use of common terminology, these measures of quality can be subjectively and inconsistently applied.

Colored Gemstone Market. Although the GIA has held classes on the identification, authentication and grading of colored gemstones for approximately 30 years, no significant standard or system of color, tone and clarity grading has been in widespread use in the marketplace. In addition, the availability of sample gemstones for technical trace element analysis needed to determine country of origin was very limited, in part because of the limitation of the number of trusted samples from various regions of the world and in part due to the limitations of the technology to examine and classify the samples. As a result, buyers were largely dependent on subjective assessments of quality and country of origin from the dealers from whom they purchased colored gemstones, and no sight-unseen market for colored gemstones existed.

These conditions created a need and the demand for independent authentication and grading services from which sellers, purchasers and collectors could obtain:

- determinations, from independent, third party experts, of the authenticity of the high-value collectibles, diamonds and colored gemstones that sellers, purchasers and collectors purchased, particularly "sight-unseen" or over the Internet;
- representations of quality based on uniform standards applied by independent, third party experts; and
- authoritative information, compiled by a credible third party, to help purchasers and collectors understand the factors that affect an item's perceived value and price, including:
  - its rarity;
  - its quality or grade; and
  - its historical and recent selling prices.

The Impact of eBay and other e-Commerce Websites on the Collectibles, Diamond and Colored Gemstone Markets. The advent of the Internet and, in particular, eBay's development of an Internet or "virtual" marketplace and other Internet-selling websites such as Blue Nile and Amazon, have overcome many of the inefficiencies that had characterized the traditional collectibles, diamond and colored gemstone markets. eBay and other online marketplaces (i) offer enhanced interaction between and greater convenience for sellers and buyers of high-value collectibles, diamonds and colored gemstones; (ii) eliminates or reduces the involvement of dealers and other "middlemen;" (iii) reduce transaction costs; (iv) allow trading at all hours; and (v) provide continually updated information. However, Internet commerce still raises, and has even heightened, concerns about the authenticity and quality of the collectibles, diamonds and colored gemstones that are listed for sale on the Internet. Buyers have no ability to physically examine them, and no means to confirm the identity or the credibility of the dealers or sellers on the Internet. As a result, we believe that the growth of Internet selling websites, such as eBay, Blue Nile and Amazon, has increased awareness of the importance of, and the demand for, independent third party authentication and grading services of the type we provide. Our services enable purchasers and collectors to use the Internet to purchase collectibles, diamonds and colored gemstones "sight-unseen," with the confidence of knowing that they are authentic and are of the quality represented by sellers. The importance and value of our services to purchasers and collectors, we believe, are demonstrated by:

- eBay's inclusion, on its collectibles websites, of information that identifies, and encourages visitors to use, our independent third party authentication and grading services, as well as similar services offered by some of our competitors; and
- Blue Nile's use of GCAL's services to certify all of the diamonds comprising its Signature Collection, which are the highest quality diamonds that Blue Nile sells, even when those diamonds have already been certified by other diamond certification services.

Our Services

PCGS Coin Authentication and Grading Services. Recognizing the need for third party authentication and grading services, we launched Professional Coin Grading Service in 1986. PCGS employs expert coin graders, who are independent of coin buyers and sellers, to provide impartial authentication and grading services. Currently, we employ 22 experts who have an average of 27 years of experience in the collectible coin market. We also established uniform standards of quality measured against an actual "benchmark" set of coins kept at our offices. We place each coin that we authenticate and grade in a tamper-evident, clear plastic holder that bears our logo, so that any prospective buyer will know that it is a PCGS authenticated and graded coin. We also provide a warranty as to the accuracy of our coin authentication and grading.

By providing an independent assessment by coin experts of the authenticity and quality of coins, we believe that PCGS has increased the liquidity of the trading market for collectible coins. Following the introduction of our independent, third party authentication and grading service, buyer confidence, even between dealers, increased to such a degree that coins authenticated and graded by PCGS were able to be traded "sight-unseen." As a result, PCGS facilitated the development, in 1990, of a dealer market, known as the "Certified Coin Exchange," on which coin dealers traded rare coins "sight-unseen," over a private satellite network, which now operates on the Internet.

In addition, we began to provide a range of authoritative content on coin collecting to inform and communicate with the collector community, including guides and reports that track the trading prices and the rarity of PCGS-graded coins.

More recently, our coin authentication and grading services have facilitated the development of a growing Internet or "virtual" marketplace for collectible coins. A prospective buyer, who might otherwise be reluctant to purchase a high-priced coin listed on the Internet, is able to rely on a PCGS certification in deciding whether or not to bid and in determining the amount to offer for the coin. As a result, to enhance the marketability of higher priced coins, many sellers submit their coins to PCGS for authentication and grading. That enables the sellers to include, in their Internet sales listings, digital images of the coins in their tamper-evident, clear plastic holders, which identify the coins as having been authenticated and graded by PCGS as well as their PCGS-assigned grades.

PSA Sportscard Authentication and Grading Services. Leveraging the credibility and using the methodologies that we had established with PCGS in the coin market, in 1991 we launched Professional Sports Authenticator (PSA), which instituted a similar authentication and grading system for sportscards. Our independent sportscard experts certify the authenticity of and assign a grade to sportscards using a numeric system with a scale from 1-to-10 that we developed, together with an adjectival system to describe their condition. Currently, we employ 14 experts who have an average of 22 years of experience in the collectible sportscard market. We believe that our authentication and grading services have removed barriers that were created by the historical seller-biased grading process and, thereby, have improved the overall marketability of and facilitated commerce in sportscards, including over the Internet and at telephonic sports memorabilia auctions.

PSA/DNA Autograph Authentication and Grading Services. In 1999, we launched our vintage autograph authentication business, initially offering authentication services for "vintage" sports autographs and memorabilia that were autographed or signed prior to the time they were presented to us for authentication. The vintage autograph authentication business is distinctly different from the "signed-in-the-presence" authentication of autographs where the "authenticator" is present and witnesses the actual signing. Vintage autograph authentication can involve the rendering of an opinion of authenticity by an industry expert based on (i) an analysis of the signed object, such as the signed document or autographed item of memorabilia, to confirm its consistency with similar materials or items that existed during the signer's lifetime; (ii) a comparison of the signature submitted for authentication with exemplars; and (iii) a handwriting analysis. We currently employ 3 autograph experts with an average of 22 years of experience in the autograph memorabilia market, as well as 3 consultants on a contract basis.

In June 2004, we also began offering grading services for autographs, beginning with baseballs containing a single signature or autograph. We use uniform grading standards that we have developed and a numeric scale of 1-to-10, with the highest number representing "Gem Mint" condition or top quality. We assign grades to the collectibles based on the physical condition or state of preservation of the autograph. Autograph grading is in its infancy, and we cannot predict whether it will gain market acceptance.

PSE Stamp Authentication and Grading Services. In January 2000, we launched our Professional Stamp Experts (PSE) as an independent, third party stamp authentication and grading service. We use both an adjectival system and a numeric scale from 1-to-100 to grade stamps. We assign grades based on the centering of the stamp image on the stamp paper background and the absence or presence of other faults on the stamp. There have been viable third party stamp authentication services in operation for several decades, and stamp dealers and collectors had been using a subjective grading system based primarily on the centering of the stamp image on the stamp paper background, ignoring other faults. However, prior to our entry into the stamp market, independent third party stamp grading was non-existent. As a result, we encountered some resistance to this concept in the stamp collectibles market, which is steeped in tradition and slow to change, as we did from coin dealers when we launched PCGS and from sportscard dealers when we launched PSA. In October 2005, the Philatelic Foundation based in New York began using PSE's numerical grading system to assign grades to stamps. In the Spring of 2006, Scott Publishing Company, the long-time publisher of the Scott Catalogs also adopted PSE's numerical grading system into their bi-annual valuing supplement. These two events have established PSE's numerical grading scale, and we believe has ensured its continuing spread of third-party stamp authentication and grading, throughout the philatelic industry. Currently, we employ 5 stamp graders, and use another expert on a part-time basis. Those graders have an average of 29 years of experience in the collectible stamp market.

Vintage U.S. Paper Currency Authentication and Grading. In the third quarter of fiscal 2005, we began marketing a U.S. paper currency authentication and grading service, which we decided to brand as "PCGS Currency" because many of the dealers of currency notes are familiar with and have used PCGS' coin authentication and grading service. Currently we employ 3 Currency experts with 15 years of experience and use the services of 2 other experts on a contract basis.

GCAL Diamond Authentication and Grading Services. In November 2005, we acquired Gem Certification & Assurance Lab (GCAL), which is as an independent, third party diamond authentication and grading service that has been in the business of diamond authentication and grading since 2001. We use the internationally recognized system of grading diamonds, commonly referred to as the "4C's" to authenticate and grade diamonds. In December 2005, we acquired the assets of Gemprint Corporation, which consisted primarily of a patented non-invasive diamond identification technology that enables us to create and record the digital image of the unique refractive light pattern or "fingerprint" (which we refer to as the "Gemprint") of each diamond that GCAL grades. We store the digital image of the "Gemprint" in our database, cross-indexed to the diamond's grading certificate that is issued by GCAL, which is assigned its own number for recordkeeping purposes. This "Gemprint" process enables us to match GCAL graded diamonds, on a one-to-one basis, with their GCAL certificates, thereby providing an additional measure of protection against misrepresentations of diamond quality that can occur by, for example, altering the grading certificate or switching a diamond grading certificate issued for a higher quality diamond to a lower quality diamond.

There are more than ten diamond grading services in operation. Four of those existing grading services, including GIA, have been in operation for more than 20 years and are larger and better known than GCAL. However, unlike GCAL, almost all of the key competitors are owned, managed or governed by diamond dealers that are in the business of selling diamonds, including those graded by such grading services. As a result, we believe that those grading services potentially have inherent conflicts of interest when grading diamonds submitted by those dealers and, therefore, do not provide truly independent third party grading services. Additionally, unlike GCAL, none of these existing services has any non-intrusive process to secure the identification of diamonds that they have certified in order to make it possible to detect misrepresentations of the quality which can occur by altering the information on or switching a grading certificate. As a result, we believe that GCAL's greater independence and its Gemprint diamond identification technology, along with the warranty of the quality determinations of color and clarity, provide it with a competitive advantage that we are promoting as a means of increasing GCAL's share of the diamond grading market. Currently, we employ 9 diamond graders who have an average of 18 years of diamond grading experience.

AGL Colored Gemstone Authentication and Grading Services. In August 2006, we acquired American Gemological Laboratories (AGL), one of the leading independent third party authentication and grading services for colored gemstones, such as emeralds, rubies and sapphires. Its services are used by, among others, Sotheby's and Christies for their jewelry auctions and by jewelry retailers such as Cartier and Fred Leighton. AGL has been in the business of authenticating and grading colored gemstones since 1977. We utilize the fundamental information obtained in GIA vocational classes, but express the color and tone using a three digit system we developed called ColorScan, express color and hue combinations using a 1 to 10 scale in half-point increments, describe tone on a scale of 0-100 and identify clarity grades on a scale using descriptors such as "FI" meaning "Free from Inclusions", to "MI1" and "MI2" meaning "Moderately Included" to "E1", "E2" and "E3" meaning "Excessively Included". Enhancement and country of origin analysis is determined by comparison to our database of over 5,000 colored gemstone samples, which we believe is one of the largest such reference collections in the world, personally accumulated by AGL's president in travels around the world to various mining sites. There are more than six competing services, with only three such services in operation for a similar period of time as AGL. Currently, we employ 4 grading experts with an average of 25 years of experience.

CCE Certified Coin Exchange. In September 2005, we acquired the Certified Coin Exchange (CCE), a subscription-based, dealer-to-dealer Internet bid-ask market for third party certified coins. CCE has been a marketplace in U.S. certified rare coin trading between major coin dealers in the United States since 1990 with similar operations for uncertified coins dating back to the 1960's. The CCE website features over 200,000 bid and ask prices for certified coins at www.certifiedcoinexchange.com and over 100,000 offerings to the retail coin buyer at the Collectors Corner. The CCE provides liquidity in the geographically dispersed and highly fragmented market for rare coins. The enhanced liquidity for certified coins increases volume and turnover for certified coins, a benefit for the PCGS coin certification business. With the continued growth of CCE and Collectors Corner, we believe we can become the preeminent website for all coins sold by dealers to other dealers, on CCE, and coins bought and sold between dealers and consumers on Collectors Corner. We are in the process of extending the concepts and systems developed for CCE into other markets where the Company offers certification services such as the currency, stamp and sportscard markets.

Publications and Advertising. We publish authoritative price guides, rarity reports and other collectibles data to provide collectors with information that makes them better informed consumers and makes collecting more interesting and exciting. Our publications also enable us to market our services, create increased brand awareness and to generate advertising revenues. Our publications include the *Rare Coin Market Report,* which we publish on a monthly basis primarily for distribution to approximately 5,500 PCGS Collectors Club members, *Sports Market Report,* which we publish on a monthly basis primarily for distribution to approximately 7,800 PSA Collectors Club members, and the *Stamp Market Quarterly,* which we publish for distribution to approximately 2,500 stamp dealers and collectors. In addition, we publish *Palmieri's Market Monitor,* an educational and informative diamond and gemstone-industry publication. We sell advertising to dealers and vendors for placement in our publications. We manage a Collectors Universe website and individual websites for authentication and grading services. On those websites, we offer collectible content, some of which is available for a fee and some of which is available without charge. On a combined basis, our PCGS, PSA, PSA/DNA and PSE websites attracted, on average, approximately 255,000, 227,000 and 167,000 unique visitors per week during the fiscal years ended June 30, 2007, 2006 and 2005, respectively. As a result of the increasing number of collectors visiting our websites, in fiscal year 2005, we began selling advertising on our websites to dealers and other vendors that serve the collectibles markets.

Our Mission

Our mission is to provide the finest available authentication and grading services to sellers and buyers of high-value collectibles and other high-value assets in order to:

- increase the values and liquidity of the high value collectibles and other high value assets;
- enable and facilitate transactions in high value collectibles and other high value assets;
- generally enhance interest, activity and trading in high value collectibles and other high value assets; and
- achieve profitable growth, build long-term value for our stockholders and provide rewarding opportunities for our employees.

Our Growth Strategy

Our growth strategies include:

- Leveraging the strong brand awareness that we have achieved in our existing collectibles markets:
  - — to increase the demand for and use of our services not only by dealers, but also by collectors, only a relatively small percentage of which use independent authentication or grading services; and
  - — to introduce new value-added services to customers in our existing collectibles markets.
- Increasing GCAL's market share by offering services, such as its Gemprint diamond identification service, that are not available from its competitors and by implementing marketing programs targeted at sellers and purchasers of diamonds which emphasize the benefits of the GCAL grading certificate, and the faster turnaround service and the more competitive pricing of services offered by GCAL;
- Increasing AGL's share of the middle and high-end of the colored gemstone market by offering enhanced grading services, such as a guarantee of identification and enhancements, primarily to dealers and high net worth consumers, and offering a lower priced authentication and grading certificate, with accurate identification and disclosure of appropriate enhancements, that would benefit the retail customer.

- Identifying and entering other high-value collectibles or high-value asset markets where we believe we can succeed in building and meeting the demand among dealers, sellers and buyers for independent, third party authentication and grading services.

We are pursuing the following strategic initiatives in order to achieve these growth objectives:

Increasing the Demand for our Services in Existing Collectibles Markets. We have established leading brands in our existing collectibles markets, including PCGS, PSA, PSA/DNA, PSE and PCGS Currency. We use those brands to promote Collectors Universe as the premier provider of authentication and grading services in the high-value collectibles markets, in order (i) to increase our market share among existing users of authentication and grading services and (ii) to increase the use of our services by the numerous collectors that do not currently use any independent third party authentication or grading services.

Although we have authenticated and graded over 14 million coins since the inception of PCGS and over 10 million sportscards since the inception of PSA, we estimate that less than 10% of the vintage United States coins and vintage sportscards have been authenticated and graded. According to recent data available on eBay's websites, the number of coins being sold at any one time on eBay generally ranges from approximately 105,000 to 180,000, of which only approximately 15% are authenticated and graded by a third party authentication and grading service, such as ours. Similarly, the number of sportscards being sold at any one time on eBay generally ranges from approximately 250,000 to 300,000, of which only about 11% are independently authenticated and graded. Additionally, we estimate that we have authenticated and graded less than 1% of the potential market of autographs and stamps in the United States. Also, new collectibles are introduced each year into the markets in which we operate, some of which are authenticated and graded in the year of manufacture. Over time, these collectibles will increase the supply of vintage items that are sold by dealers and collectors and, therefore, that will be submitted for independent third party authentication and grading.

To take advantage of these market opportunities, we have:

- enhanced our marketing programs to promote our brands and services directly to Internet and other auction-related businesses. These programs emphasize the benefits of using our services, including increased marketability and the prospect of higher bids for collectibles;

- initiated joint marketing programs with collectibles dealers that are designed to make their customers aware of the availability and benefits of our authentication and grading services;

- established authorized PCGS and PSA dealer networks to increase the visibility of our brands and the use of our services by those dealers and their customers;

- developed and expanded our Set Registry℠ programs to increase demand for our collectible coin, sportscard and stamp authentication and grading services among collectors and to increase traffic on our websites;

- developed and linked coin buying demand from our successful Set Registry program to Collectors Corner to increase the referral of PCGS coin buyers to CCE dealer-subscribers, thereby enhancing the value of the CCE subscription and increasing the preference for PCGS graded coins in the market; and

- increased the promotion of our Collectors Clubs to attract and to provide incentives for collectors to use our services.

Expanding Services in our Existing Markets. Using the brand recognition we have established in the markets we serve, we have expanded services in our existing markets. These services include:

- *Collectors Universe Invitationals.* Since 2001, we have been holding special "invitation-only" events for our authorized PCGS and PSA dealers. At those events, dealers have the opportunity to meet and engage in collectibles trading with other invited dealers. To facilitate collectibles trading at these events, we offer same day, on-site authentication and grading services, enabling the dealers to complete their transactions while at the invitationals. In fiscal 2007, we held ten dealer invitationals.

- *Participation at Collectibles Trade Shows.* Each year we participate in approximately 50 collectibles trade shows that attract collectibles dealers and collectors who buy and sell collectibles at those shows. We offer same day, on-site authentication and grading services, which facilitate the trading and sales of collectibles at these shows and conventions. At the same time, we obtain additional brand exposure and generate increased revenues, because dealers and collectors generally are willing to pay higher fees for same day, on-site services. In July 2006, we acquired Expos Unlimited LLC ("Expos"), a tradeshow management company that operates two well-known coin, stamp and collectibles shows in Long Beach and Santa Clara, California, respectively. This acquisition assures us of the continued availability of these two show venues for our authentication and grading services, provides us a platform for inaugurating and conducting collectibles shows in our other markets and adds management personnel who are experienced in managing and conducting collectibles trade shows.

- *Sales of Website and Print Advertising.* We sell advertising in our publications and on our websites to collectibles dealers and auctioneers in the markets in which we offer our branded authentication and grading services. Due to the increasing number of visitors to our websites, we are able to offer those dealers and auctioneers the opportunity to market their products and services to an increased number of prospective customers.

- *Dealer Financing Program.* Under this program, we offer short-term loans, primarily to established collectibles dealers and collectors that use our authentication and grading services. The loans, which are collateralized by the collectibles that dealers submit to us for authentication and grading, are intended to provide those dealers and collectors with working capital. We believe these loans will provide an incentive to dealers to submit additional collectibles to us for authentication and grading, as well as generating interest income for us.

- *Autograph Grading Services.* We launched autograph grading services, beginning with single signed baseballs. Our autograph grading service meets existing and creates additional demand for differentiation in the quality, and thus in the value, of autographed memorabilia. Our grading is based primarily on sharpness, intensity, readability and clarity of autographs.

- Ex*pansion of Website Information Services.* We have been expanding the information available on our websites, including the addition of: (i) historical coin auction prices; (ii) reproductions of historical reference books; and (iii) the contents of famous coin, sportscard and stamp collections. These services are designed to attract new collectors, increase the number of visitors to our websites and increase advertising revenues. During the years ended June 30, 2007, 2006 and 2005, on a combined basis, our five websites attracted, on average, over 255,000, 227,000, and 167,000 visitors, respectively, per week.

- *eBay Promotional Programs.* Leveraging our expertise and reputation as a leading independent third party authenticator and grader of high-value collectibles, we work with eBay to create programs designed to increase the marketability of collectibles on its auction websites and, at the same time, promote our authentication and grading services. We offer a fee-based "Quick Opinion" autograph authentication service to visitors on eBay's sports memorabilia auction website. Our autograph experts render an authenticity opinion based on an examination of the digital image of the autograph posted on eBay. We also have included, at eBay's request, information about the benefits of our authentication and grading services on our websites, to which eBay has placed links on its collectibles websites in order to make that information readily accessible to its users.

- *"First Strike®" and First Day of Issue Programs.* Every year since 1992, the U.S. Mint has produced, in limited quantities, issues of gold bullion coins, and beginning in 1997, silver bullion coins, changing the dies each year that strike the coins so that the current year is minted on the coins. Because the detail of the coin as struck by new dies is an important collector characteristic, in 2005, PCGS introduced a new "*First Strike*" designation to identify those coins that were submitted for certification, or which could be verified as having been released by the U.S. Mint in sealed containers, in January of each year. We inaugurated our *First Strike* program to provide dealers and collectors with independent verification of the release of those coins in the first month of the year. During fiscal year 2007, the U.S. Mint began releasing the new designs of Presidential One Dollar coins under a program authorized by the U.S.

Congress. This program provides for a Presidential Dollar coin, to be released every 10 weeks, with a new design bearing the image of a former U.S. President. The Presidential Dollars designs are being released in the order that the President served in office. On February 15, 2007, PCGS began offering a service, concurrent with the release of each new Presidential One Dollar coin by the U.S. Mint, beginning with the coin bearing the image of President George Washington, which designates the coin as the *First Day of Issue* coin. To qualify for PCGS' *First Day of Issue* designation, the Presidential One Dollar coins must be submitted to PCGS on the first day that the coin is released to the public. In fiscal year 2007, we graded and authenticated 117,000 coins with the *"First Strike"* designation and 41,400 coins with the *First Day of Issue* designation.

Increasing GCAL's Share of the Diamond Market. We believe that we can increase GCAL's share of the diamond grading market, notwithstanding competition from the larger and more established grading services, such as GIA, by promoting GCAL's independence, its policy, practice and reputation for consistent and rigorous application of diamond grading standards, the warranty of color and clarity grades it issues and the services that GCAL is able to offer that are not available from its competitors. Additionally, we believe that only about 50% of the diamonds larger than 0.50 carat are offered with third party authentication and grading services and we have found that many diamond retailers do not promote the availability of diamond grading services and that the majority of consumers do not request such services when purchasing diamonds. As a result, we believe that the opportunity exists for us to grow the demand for GCAL's services and enable us to increase its market share. According to the U.S. Geological Survey 2005 Minerals Yearbook, the United States imported 17 million carats of polished diamonds, of which 6.0 million carats were of 0.5 carats or larger.

To take advantage of this opportunity, since acquiring GCAL, we have:

- Enhanced and established GCAL as a brand providing high quality and consistent authentication and grading services.

- Provided increased security for purchasers of diamonds by including, with each diamond that is graded by GCAL, a "Gemprint" of the diamond, which is a digital image of its unique refractive light pattern, using our patented non-invasive diamond identification process. GCAL stores the Gemprint in its computer database, cross-indexed to the diamond's GCAL grading certificate. As a result, if a dealer or consumer wants to sell the diamond at a future date, the seller can provide the prospective purchaser with evidence that the diamond being sold is, in fact, the diamond that was originally graded by and described in the grading certificate issued by GCAL, by (i) using the Gemprint process to produce another digital image of the diamond at the time of sale and (ii) comparing that digital image to one stored in GCAL's database. Consequently, the Gemprint process enables GCAL to provide an additional measure of protection against misrepresentations of diamond quality that can occur by, for example, switching a diamond grading certificate issued for a higher quality diamond to a lower quality diamond or by altering the grading certificate.

- Launched the Five Star Diamond Grading Certificate that includes five distinct services bundled into one certificate at a 20% to 50% discount to the fees that we believe the customer would have to pay to purchase these services separately. GCAL's Five Star certificate also means that the customer need only keep a single grading certificate, rather than having to maintain multiple grading certificates issued by the different grading services. The five bundled services include:

  — *Direct Light Performance Analysis,* which is a service that directly measures the light return from a diamond and expresses that return in calculations, of Optical Brilliance and, Optical Symmetry, using descriptive terms from Excellent, Very Good, and Good to Fair. These results are based on the measurement of the number of pixels in light return from incident light. The results are shown on the certificate in two digital images of the diamond along with the two associated adjectival descriptions for Brilliance and Symmetry. The easily understood graphics and rating assist a potential diamond buyer in comparing the visual qualities of one diamond to another.

— *Gemprint Security Registration,* which is a service that captures the unique light refraction pattern of a diamond in a digital format and records the unique "fingerprint" of the diamond, and registers that image in a database. At any time after the diamond has been certified by GCAL and a Gemprint registered, the diamond may be matched to this database by taking another Gemprint of the diamond and comparing the digital image of the requested diamond to the registered database using the Gemprint proprietary algorithm. This process provides assurance that a GCAL certified diamond can be matched to the original certificate, thereby making it possible to detect misrepresentations of the quality of the diamond by switching or altering its grading certificates.

— *Laser Inscription,* which is a service that inscribes information using a cold laser on the girdle of the diamond. Laser inscription is often used for quick identification, engraving of logos or particular phrases. Laser inscription is only a few microns deep into the diamond and can be easily removed and is one of the most often requested extra services that is included in the GCAL bundled services.

— *Grading Guarantee,* which is a limited warranty that provides assurance to the diamond purchaser that if the diamond is submitted for re-grading, within two years following the date of its original examination (which may occur as a result of a resale of the diamond), the color and clarity grades on the re-grading will be equal to the color and clarity grades assigned on the diamond's original grading. Due to the grading process employed by GCAL, the grading experts who re-grade a diamond are not able to determine the original grades assigned to the diamond and, therefore, the rating assigned on re-grading cannot be affected by the original grades given to the diamond. This guarantee is the first and only warranty issued in the industry and provides the buyer with increased confidence in the quality rating provided by GCAL.

— *Fair and Consistent Clarity and Color Certification,* which is the result of the consensus process employed by GCAL, where at least two qualified diamond experts must agree on the subjective grading of Clarity and Color, two of the four "C's" of diamond grading. The other two "C's" are Carat and Cut, both of which are measured by high technology machines. Differences in one grade of Clarity or one grade of Color may result in value differences in the marketplace of from 10% to 50%.

- Launched the Source Veritas[SM] Passport that includes all of the benefits of the Five Star Diamond Grading Certificate and provides the assurance that the diamond was cut and polished from a rough diamond mined in compliance with the Kimberley Process (www.kimberleyprocess.com) and the 2003 Clean Diamond Act, as may be applicable, which are designed to assure that the diamond being sold was not mined in a country where diamond sales are used to fund rebel movements against legitimate countries.

- Launched the GemFacts[SM] Digital Certification Data Delivery System, by which the information on a GCAL grading certificate is delivered, digitally, on a mini-CD along with the printed certificate at the time of retail sale or on the Internet in a certificate look-up feature on the GCAL website. This digital delivery system allows for co-marketing of certain diamond retail programs, including co-branding with the retail seller and may include a digital marketing video for the retail seller. Educational "pop-up" windows are available when any one of 19 key terms are touched with the cursor, making the GemFacts digital certificate interactive for the user and a helpful sales tool at the retail counter.

Increasing AGL's Share of the Colored Gemstone Market. We believe we can increase AGL's share of the colored gemstone authentication and grading market, because authentication and grading services are requested on less than 1% of all the colored gemstones purchased for $500 or more. According to the U.S. Geological Survey 2005 Minerals Yearbook, imports into the United States of cut and unset colored gemstones included 2.6 million carats of emeralds, 4.4 million carats of rubies and 7.7 million carats of sapphires, along with 1.6 billion carats of other colored gemstones. We estimate that, in the high-value market, served by auctioneers such as Sotheby's and Christies, third party authentication and grading is requested for 30% to 50% of the colored gemstones sold at those auctions. We also estimate that AGL's share of the certification services purchased by sellers or purchasers of colored gemstones at those auctions is approximately 50%. In the lower-end general market, colored gemstones are generally sold at retail in similar stores and in similar venues as diamonds, providing a selling environment already familiar with the concept of third party authentication and grading of the stones. Further, the Federal Trade Commission has promulgated regulations, requiring disclosure of enhancements to colored gemstones where those enhancements (a) are not permanent or may not be permanent; (b) create special care requirements; or (c) have a significant effect on the stone's value. Because most retailers do not have sufficient information or expertise to make the determination required to satisfy these disclosure requirements, we believe we can increase the volume of our colored gemstone certification services by offering an independent, third party certificate of color, tone and clarity with disclosure about enhancements, priced at a level that makes the certificate economically feasible for a larger number of colored gemstones. In addition, we believe there is a cross-marketing opportunity between GCAL and AGL through (i) marketing AGL services to the retailers with which GCAL has existing relationships, including Blue Nile, and (ii) marketing GCAL services to the auctioneers and retailers with which AGL has existing relationships such as Sotheby's, Christies and Cartier. As a result of those cross-marketing efforts, Christies will soon begin including, in its diamond auction catalogues, descriptions or copies of GCAL certificates for the GCAL-certified diamonds it offers at its auctions.

Entering Other Collectibles and High-Value Asset Markets. There are additional high-value collectibles and high-value assets with respect to which marketability and value depend primarily on their authenticity and state of preservation or quality. We believe that the growth of some of these markets has been hampered by the absence or limited availability of independent authentication and grading services. We continue to evaluate opportunities with the intention to expand our business into one or more of those markets.

Other markets that we are considering for possible expansion include:

Antique silver	Musical instruments
Art	Political memorabilia
Art glass	Postcards
Comic books	Rare books
Entertainment memorabilia	Watches
Estate jewelry	Wine

We intend to consider the following criteria in selecting markets for future expansion:

- *Market Size.* The size of the target market, measured both in terms of the volume and the value of the collectibles or high-value assets that trade in the market;
- *Trading Prices.* The prices at which collectibles or other high-value assets trade in the target market, because we have found that the more valuable the collectible or asset, the greater is the demand for authentication and grading services;
- *Competitive Environment.* The presence or absence of existing independent authentication and grading services in the target market, its capacity for new entrants and the satisfaction of dealers and collectors with the services offered by existing providers;
- *Availability of Experts.* The availability of experts needed to succeed in entering a target market; and
- *Means of Entry.* The benefits and costs of entry by means of an opportunistic acquisition, as opposed to starting a new authentication and grading service that would require the development of a new brand.

The largest of these currently targeted markets are estate and pre-owned jewelry, including watches, and entertainment memorabilia, such as Hollywood props, scripts and wardrobes. According to data available from eBay, at any one time there are approximately 300,000 to 500,000 items of entertainment memorabilia and from 80,000 to 100,000 watches listed on eBay's auction websites. We are not aware of any significant third party authentication or grading services in any of these markets.

There is no assurance that we will succeed in expanding our business into any of these new markets or, even if we do succeed in doing so, that the authentication or grading services we will offer in those markets will gain market acceptance or become profitable.

Operations

We offer authentication and grading services for coins, sportscards, autographs and autographed memorabilia, stamps, vintage U.S. and currency notes, and for diamonds and colored gemstones. Our trained and experienced authentication and grading experts determine the authenticity of and, using uniform quality standards, assign a quality grade to these collectibles and to diamonds and colored gemstones.

PCGS. Since our inception in 1986, we have graded approximately 14 million coins. We now authenticate and grade approximately 1.5 million coins per year. We typically charge authentication and grading fees that range between $5 and $200 per coin, depending primarily on the turn-around time requested by the customer, which varies from one day for the highest level of service to approximately 60 days for the lowest level of service. In the fiscal year ended June 30, 2007, our fee per coin averaged approximately $13.74. We authenticate and grade coins in accordance with standards that we developed and which have become generally accepted in the industry. We use both an adjectival and numeric system, with a scale of 1-to-70, to rate the quality of the coins, with the highest number representing "gem" or perfect quality. We have authenticated and graded, either before or after sale, two of the three highest priced U.S. coins ever sold at public auction, including an 1804 Draped Bust Silver Dollar, that was sold by the owner at an auction in 1999 for approximately $4.1 million, and a U.S. 1913 Liberty Head Nickel, that was recently sold for $4.15 million, the second highest price paid for any coin.

Our grading of coins involves an exacting and standardized process. We receive coins from dealers and collectors and remove all packaging that identifies the submitter in any way. We then enter information regarding the coins into our proprietary computerized inventory system, which tracks the coins at every stage of our authentication and grading process. Generally, our process requires that two of our experts evaluate each coin independently, and no authenticity opinion is issued and no quality grade is assigned unless their opinions of authenticity and the grades independently assigned by each of them are the same. In some cases, depending on the type of coin being authenticated and graded or on the results of the initial review process, a third expert is involved to make the final determinations of authenticity and grade. The coin, the determination of authenticity and its grade are then verified by one of our senior experts, who has the authority to resubmit the coin for further review if deemed to be necessary. Only after this process is complete is the coin reunited with its invoice, thus keeping the authentication and grading process independent of the identity of the owner and the history of the coin. The coin is then sonically sealed in our specially-designed, tamper-evident, clear plastic holder, which also encases a label describing the coin, the quality grade that we have assigned to it, a unique certificate number and bar code, and the PCGS hologram and brand name.

PSA. We launched our PSA sportscard authentication and grading service in 1991 and, through June 30, 2007, had authenticated and graded over 10 million sportscards. Our sportscard grading system uses both an adjectival and a numeric system with a scale from 1-to-10, with the highest number representing "mint" condition or perfect quality. We employ sportscard authentication and grading procedures that are similar to our coin authentication and grading procedures and at a minimum, two graders are assigned to every card. On receipt of sportscards from dealers and collectors, we remove all packaging that identifies the submitter in any way and enter information regarding the sportscards into our proprietary computerized inventory system that enables us to track the sportscards throughout our authentication and grading process. Only after the authentication and grading process is complete is the sportscard reunited with its invoice, thus keeping the authentication and grading process independent of the identity of the owner and the history of the sportscard. The sportscard is then sonically sealed in our specially-designed, tamper-evident, clear plastic holder, which also encases a label that identifies the sportscard, the quality grade that we have assigned to it and a unique certificate number, and the PSA hologram and brand name.

We primarily authenticate and grade baseball sportscards and, to a lesser extent, football, basketball and hockey sportscards, as well as entertainment and other collectible cards. We typically charge fees ranging between $4 and $50 per card, with an average fee of $6 per card in 2007. As is the case with coin authentication and grading, sportscard authentication and grading fees are based on the particular turn-around time requested by the submitter, ranging from one day's turn-around for the highest level of service to approximately 60 days for the lowest level of service.

The sportscards submitted to us for authentication and grading include primarily (i) older or vintage sportscards, particularly of memorable or historically famous players, such as Honus Wagner, Joe DiMaggio, Ted Williams and Mickey Mantle, and (ii) modern or newly produced sportscards of current or new athletes who have become popular with sports fans or have achieved new records or milestones, such as Nolan Ryan and Roger Clemens. These sportscards have, or are perceived to have, sufficient collectible value and are sold more frequently than are sportscards of less notable athletes, leading dealers and collectors to submit them for grading to enhance their marketability. Also, the production and sale of each new series of sportscards, which take place at the beginning and during the course of each new sports season, create new collectibles that provide a source of future additional authentication and grading submissions to us. Among the sportscards that we have authenticated and graded is a 1909 Honus Wagner baseball card, which received a PSA grade of NM-MT8 and was sold by the owner, via auction, in 2007 for approximately $2.35 million and resold in September 2007 for $2.8 million.

PSA/DNA. In 1999, we began offering authentication services for vintage sports autographs. Because of the variability in the size of autographed memorabilia, the procedures we use necessarily differ from those used in authenticating and grading coins and sportscards. Customers may ship the autographed memorabilia to us for authentication at our offices or, in the case of dealers or collectors that desire to have a large number of items authenticated, we will sometimes send an expert to the customer's location for "on-site" examination and authentication. Our experts reference what we believe is one of the largest databases of known genuine examples of signatures for comparison to a submitted specimen and draw upon their training and experience in handwriting analysis. In most cases, we take a digital photograph of the autographs that we authenticate and store those photographs in a master database. Before shipping the item back to the customer, a tamper-evident label is affixed to the collectible. The label contains our PSA/DNA name and logo and a unique certificate number. For additional security, in all cases when an item is fully authenticated, we tag the items with synthetic DNA-laced ink, which is odorless, colorless and tasteless and visible only when exposed to a narrow band wavelength of laser light using a hand-held, battery-powered lamp. Additional verification can be obtained by a chemical analysis of the ink to verify the unique DNA code used by PSA/DNA is, in fact, applied to the item. As a result, if the label is removed from the item, it is still possible to verify that the item was authenticated by us.

Memorabilia that have been authenticated by our vintage autograph service include Mark McGwire's 70th home run baseball, which was sold at auction in 1999 for more than $3 million, and the baseball bat, autographed by Babe Ruth, which he used to hit the first home run ever hit in Yankee Stadium in 1923. That bat recently was sold by Sotheby's for more than $1.2 million.

We also offer grading services for autographs. We use uniform grading standards that we have developed to assign two grades to the collectible, one based on the physical condition or state of preservation of the autograph, and the other based on the physical condition of the collectible, using a numeric scale of 1-to-10, the highest number representing "Gem Mint" condition or perfect quality.

PSE. We commenced our PSE stamp authentication and grading service in January 2000. In rating the quality of stamps, we assign a numeric grade to each stamp that ranges from 1-to-100. The grade assigned to a stamp is based on several characteristics, including the centering of the image on the stamp and the absence or presence of various faults, such as creases, perforation problems and other imperfections that, if present, will reduce the value of the stamp. For a stamp to receive a grade of 100, which means that it is in "gem" condition, the image on the stamp must be perfectly centered and the stamp must be faultless. Stamps submitted to us for grading are independently examined and graded by at least two of our stamp experts. After a stamp has been authenticated and graded, we generally issue a certificate of authentication that briefly describes the stamp and the grade assigned to it and has a digital image of the stamp attached. The certificate bears the PSE name and logo and a unique certification number that we assign to the stamp for record keeping purposes. We also offer our customers the option of having the stamp encapsulated in a tamper-evident, clear plastic holder with an encased label that, like the certificate, identifies the stamp and sets forth the grade assigned to it, its unique certification number and the PSE name and logo.

Stamps that have been authenticated and graded by us include an 1868 1¢ "Z" Grill U.S. postage stamp, which received a PSE grade of Extremely Fine (XF) 90 and was last sold at auction in 1989 for more than $900,000. The owner submitted the stamp to us shortly after we initiated our stamp authentication and grading service in 2000.

The volume of stamp authentication and grading submissions through fiscal 2007, relative to the number of coin and sportscard submissions, has not been material. Since stamp grading services are relatively new to the market, we cannot predict when or even whether our services will gain the level of market acceptance needed for stamp grading to become a material contributor to our operating results.

Vintage U.S. Paper Currency. PCGS began marketing a vintage U.S. paper currency grading service, under the brand name "PCGS Currency" in the third quarter of fiscal 2005. We have engaged a number of paper currency experts to grow this business and to authenticate and grade vintage paper currency. We use an adjectival and numeric grading system, with a scale of 1-to-70, which is similar to the system that we use for grading coins, largely because most vintage currency dealers are already familiar with that system. Currently, there are two relatively small vintage paper currency authentication and grading companies with which we compete, one of which is a subsidiary of, Numismatic Guaranty Corporation of America, our principal coin authentication and grading competitor, which started a separate vintage paper currency authentication and grading service in the first calendar quarter of 2005. The rare currency market is smaller than our other collectibles markets and there is no assurance that our currency authentication and grading service will gain broad market acceptance or that demand for such services or our entry into that market will generate material revenues for us or enable this service to become profitable.

Diamonds. GCAL was founded in 2001 and was acquired by the Company in the second quarter of fiscal 2006. We employ diamond grading experts and mineralogists to examine, authenticate and grade diamonds. We use a combination of technology and the application of industry standards in this process. To authenticate diamonds, we use a Raman Spectrometer to examine the chemical composition and Fourier Transform Infrared Spectrometer to assist in determining various treatments that may be applied to diamonds. In addition, we use DiamondSure and DiamondView to verify diamonds and Sarin instruments to weigh and measure the dimensions along with a Colorimeter to assist in color grading. Experts review each diamond with respect to established color reference sets and various magnification devices to closely examine for imperfections and inclusions that would affect the clarity grade and application of clarity standards. In addition to providing information relative to the "4C's" of diamond grading, we also provide a direct measurement of light performance with technology acquired as part of the GCAL acquisition, and we provide a registration of the Gemprint of each diamond using the patented technology that produces, records, stores, sorts and matches digital refractive images from a pinpoint, single laser light source applied to the diamond.

GCAL assigns a quality grade to the diamond by measuring its Cut, Carat, Color and Clarity (which are known as the "4C's" of the diamond). Cut and Carat are measured using measurement equipment, while the Color and Clarity are determined by our experts through the application of industry standards. Grades are applied using a scale in Color from a top Color grade of "D" to a faint yellow lower Color grade of "M" or lower, and a Clarity grade of "Flawless" ("FL") to "Very, Very Slightly Included 1" to "Very, Very Slightly Included 2" ("VS1" and "VS2"), to the much lower quality grade of "Included 3" ("I3").

Colored Gemstones. AGL was founded in 1977 and was acquired by the Company in the first quarter of fiscal 2007. We employ colored gemstone experts to examine, authenticate, grade, identify enhancements and determine the country of origin. We utilize, in addition to industry standards and various technologies, a combination of standards, systems and terminology that were developed by AGL in grading and certifying colored gemstones. To identify, authenticate and examine enhancements of colored gemstones, we use one or more technologies including multi-channel spectroscopy, Fourier Transform Infrared Spectrometer, Raman Spectrometer, x-ray fluorescence, ultra-violet near visible infrared spectroscopy, specimen comparison and trace element comparison to authenticate colored gemstones from our extensive reference collection of over 5,000 samples. Weight is measured by technologically sophisticated scales. Color and tone are reviewed by our experts to determine the application of the three digit code for color and tone from a system we developed called ColorScan. Color and hue are described on a numeric scale from 1 to 10 in half point increments with tone set forth on a scale from 0-100. Clarity is reviewed to determine the application of a scale using descriptors such as "FI" meaning "Free from Inclusions", to "MI1" and "MI2" meaning "Moderately Included" to "E1", "E2" and "E3" meaning "Excessively Included". A critical review of the stone for enhancements is completed relying on the reference collection and other testing resulting in the use of descriptions and disclosures that we developed. If requested, an analysis of the country of origin is performed, comparing the subject stone and its trace elements and crystalline structure to those in the reference collection.

Publications and Content. We publish authoritative price guides and rarity reports for coins, sportscards, sports autographs and memorabilia and stamps. This information is available on our website and in our publications. These publications include:

- *Price Guides.* We provide a wide variety of authoritative price guides for a number of collectible markets. For example, we track the prices at which the 3,000 most actively-traded U.S. coins are sold, dating back to 1970, and compile and publish this information in a generally recognized collectible coin index, known as the *CU3000.*

- *Rarity Reports.* We compile and publish reports that list the total number of coins and sportscards we have graded since our inception, categorized by item type and grade determination. We can publish, for example, the exact number of Mint State (MS) 67-grade 1881-S Morgan silver dollars that we have graded. We believe that collectors use this information to make more informed decisions regarding the purchase of particular coins.

- *Articles.* Collecting is a passion for many and has nuances and anecdotes that are well suited to a library of articles for each category of collectibles. We write informative articles and publish them on our websites. A sense of community is also important to collectors. We therefore encourage our customers to communicate and to write articles which we sometimes publish on our websites or include in our publications.

- *Historical Content.* Collecting is often about history, and, in many instances, historical events associated with a collectible enhance its value. In our publications, we provide short histories about unusual and rare collectibles. We believe that these historical accounts add to the attractiveness and excitement of purchasing such items. During 2004, House of Collectibles, a division of Random House, published the second edition of the *Official Guide to Coin Grading and Counterfeit Detection,* which was authored by our collectible coin experts. To enhance the historical content that we are able to provide dealers and collectors, in the first quarter of the current fiscal year we acquired CoinFacts.com, which operates a website at www.coinfacts.com, at which we are now able to offer coin dealers and collectors proprietary information about the date and mintmark combinations of U.S. Colonial Coins, early U.S. coins, such as the Liberty Cap Half Cent of 1794, to the most recent U.S. minted coins, such as the Fifty State QuartersTM and the One Ounce American Eagle Gold and Silver Bullion Coins currently being produced by the U.S. Mint.

- *News.* We provide market news and information that are accessible to collectors and dealers on our websites. The news and information most often relate to recent events, such as sales of collectibles at record prices, the introduction of new collectibles and trends and developments in the collectibles markets we serve.

Marketing

We employ both "pull" and "push" strategies in marketing our services to dealers and collectors of high-value collectibles and diamonds. For collectibles, our "pull" strategies are designed to promote our brands and increase the preference among collectors for our authentication and grading services and to encourage collectors to communicate that preference to their collectibles dealers, because most authentication and grading submissions are made by dealers. In our experience, if a customer requests a particular grading service, the dealer ordinarily will comply with that request. On the other hand, if the customer expresses no preference, the dealer will make its own choice of authentication and grading service or may even decide not to submit the collectible to an independent service for authentication and grading.

For diamonds and colored gemstones, our "pull" strategy is designed to promote our services and brands to the retail consumers who are interested in buying a diamond or colored gemstone, principally by communicating over the Internet to this target market through our websites, to which consumers are linked when making search engine inquiries for information on diamonds or colored gemstones, diamond and colored gemstone pricing, purchasing assistance and other searches. We believe that our websites are distinctive because they offer third party education, information and price guides that are not associated with the sale of diamonds, diamond jewelry or colored gemstones and, therefore, are attractive to consumers who are seeking independent and unbiased information that will make them more educated and better consumers. Since most diamond submissions come from diamond "sightholders" (authorized buyers of rough diamonds from the mining companies) and jewelry manufacturers, the objective of our "pull" strategy is to create demand from retail consumers for our brand at the retail counter. For colored gemstones, the supply chain is more diversified than for diamonds, but the strategy to "pull" demand from the retailers and consumers is similar. We believe that consumer demand will lead diamond and colored gemstone and jewelry retailers to order diamonds, colored gemstones and diamond and colored gemstones jewelry that have been graded by one of our services. In addition, we promote our services to the many independent and chain store retailers through trade publication advertising and trade show appearances to demonstrate the benefits of selling diamonds and colored gemstones with our diamond and colored gemstone grading certificates in order to encourage retailers to ask for or even demand our brand of certification on diamonds and colored gemstones and diamond or colored gemstone jewelry they purchase from sightholders and wholesale distributors.

Therefore, our "pull" oriented marketing programs emphasize (i) the protections that collectors and retail customers will have if they purchase collectibles, diamonds and colored gemstones that we have authenticated and graded, and (ii) the improved marketability and higher prices that they and the associated retailers can realize if they use our independent third party authentication and grading services.

Our "Push" Strategy, on the other hand, is designed to market our services directly to collectibles dealers and to diamond sightholders, colored gemstone suppliers and diamond and colored gemstone jewelry manufacturers to encourage them to use and promote our services.

Our "Pull" Strategy. We have developed and implemented a number of marketing programs and initiatives designed to create consumer preference for collectibles that have been authenticated and graded by us. Those programs and initiatives include:

- *Direct Advertising.* We directly address collectors by advertising our services in trade journals and periodicals in each of our markets. Those journals include *Coin World*, *Linn's Stamp News*, *Sports Collectors Digest* and *Autograph Collector Magazine.* We make personal appearances at major, national-market trade shows around the United States that are attended by collectors, as well as dealers. We also participate in and support programs conducted by non-profit associations whose members are primarily collectors, such as the American Numismatic Association and the American Stamp Dealers Association.

- *Set Registry Programs.* We provide collectors with the opportunity to participate in free Internet "Set Registry" programs that we host on our collectibles websites. These programs encourage collectors to assemble full sets of related collectibles that have been authenticated and graded by us. Generally, each registered set is comprised of between 50 and 200 separate, but related, collectibles. Examples include particular issues of coins, such as Twenty Dollar Gold Double Eagles or Morgan Silver Dollars; particular sets of sportscards, such as all Hall of Fame pitchers or a particular team, like the 1961 Yankees; or sets of collectible stamps, such as Columbian Commemoratives or Graf Zeppelin Airmail stamps. Our Set Registry programs enable collectors:

  — to register their sets on our websites, which provides them with an off-site reference source for insurance and informational purposes;

  — to display on our websites, and compare the completeness and quality grades of, the collectibles making up their sets to those of other collectors who have registered similar sets on our websites, thereby creating a competitive aspect to collecting that adds to its excitement; and

  — to enter our annual Company-sponsored Set Registry competitions and awards programs in which collectors can win awards for having collected the most complete and highest graded sets of particular series or issues of coins, sportscards or stamps.

The collectibles that may be registered on our Set Registries and included in our Set Registry competitions are limited to collectibles that have been authenticated and graded by us. To register the collectibles to be included in a particular set, a collector is required to enter the unique certificate number that we had assigned to each of the collectibles when last authenticated and graded by us. We use the certificate number to compare the information being submitted by the collector with our database of information to verify that the collectibles being registered by a participant for inclusion in a particular set qualify to be included in that set.

We have found that our Set Registry competitions (i) create a preference and increase demand among collectors for our brands, and (ii) promote the trading of collectibles authenticated and graded by us by set registrants seeking to improve the completeness and overall quality of their sets, which generally results in additional authentication and grading submissions to us. Annual awards for set completeness and quality have been issued by PCGS and PSA each year since 2002 and by PSE beginning in 2004. As an indication of the popularity of our Set Registry programs, more than 57,000 sets were registered on our Set Registries as of June 30, 2007, which represents a 38% increase over the number registered as of June 30, 2006.

- *Collectors Clubs Subscription Program.* We also have established "Collectors Clubs" for coin, currency and sportscard collectors. For an annual membership fee, ranging from $50 to $230, collectors receive a number of benefits, including (i) the right to have, without any further charge, a specified number of collectibles authenticated and graded by us, a privilege that non-member collectors do not have; and (ii) access to certain proprietary data that we make available on our websites or in print. As of June 30, 2007, there were approximately 18,000 members in our Collectors Clubs.

- *Certified Coin Exchange Business-to-Business Website.* The Certified Con Exchange (CCE) website, which we purchased in 2005, is a business-to-business website for recognized dealers in the trade. Currently, there are over 200,000 certified coins being offered at bid and ask at an aggregate value of over $200 million, an increase in excess of 100% of the number of items offered on average in the previous year. The liquidity afforded the units traded on CCE increases the demand for PCGS certified coins.

- *Collectors Corner Business-to-Consumer Website.* We have launched Collectors Corner (www.collectorscorner.com), a business-to-consumer website where consumers can visit, identify, search, select and sort over 100,000 coins offered for sale by dealers, an increase of over nine times the number of coins offered on average at Collectors Corner in fiscal 2006. All coins on Collectors Corner are offered by members of the business-to-business website CCE. In addition, we launched the functional ability for PCGS Set Registry participants to automatically search Collectors Corner for specific coins that would increase the value of the participant's set on Set Registry by either filling a void in the set or by upgrading the quality of a coin currently a part of the participant's set. Collectors Corner has advantages over other business-to-consumer websites in that the counterparties to the consumer are members of the largest and best known coin exchange and the coins listed are at fixed prices with the opportunity to negotiate lower prices. The increased turnover offered for coins on Collectors Corner in conjunction with the relative simplicity of the improvement of a set in Set Registry provides for increased brand preference for PCGS authenticated and graded coins.

- *Diamond Trade Buyer Website.* We have launched the GCAL diamond website, which is directed to the trade to provide information on our services and processes. The website includes details about our service levels and our unique warranty and Gemprint application, along with videos of our processes in the laboratory. During the three month period ended June 30, 2007, we had (on average) approximately 700 unique visitors a week to this trade-oriented website.

- *Diamond Certificate Co-Branding.* GCAL has a program of co-branding the diamond sightholder or the retailer on the diamond grading certificate in order to provide point-of-sale support for the brand or after-sale support for the brands once the consumer has taken the diamond home. Diamond sightholders are requested by many diamond mining interests to conduct marketing programs to "brand" a diamond from that mining interest at the retail counter. Co-branding on the diamond grading certificate is one of the most cost effective ways by which a sightholder can brand the diamonds it purchases and resells. Retailers are searching for various points of differentiation in a sales presentation and co-branded diamond grading certificates can create a point of differentiation between the retailer and those of its competitors who are not using GCAL's services. Currently there are several co-branding programs in process including programs with retailers Bailey Banks & Biddle, a unit of Zale Corporation and Blue Nile, and product manufacturer Vision Cut for the Cushette brand diamond.

- *Certified Diamond Exchange Business-to-Business Website.* In the very near future, we expect to launch the Certified Diamond Exchange, a business-to-business website for GCAL certified diamonds. This website is targeted to diamond buyers comprised of more than 20,000 independent, U.S. based jewelry retailers that are members of the Jewelers Board of Trade, a credit scoring business in the jewelry markets. The targeted sellers are the diamond dealers who have loose diamond inventory for sale. We believe that by making GCAL certified diamonds more widely available to the independent jewelers, we can increase demand for GCAL certifications. Buyers are admitted to the website at no cost, and during the launch phase, sellers will not have to pay any fees to list GCAL certified diamonds on our Certified Diamond Exchange. Similar websites offering diamonds require a fee to be paid by both the buyer and the seller.

- *Colored Gemstone Brand Extension.* Because AGL has an established brand associated with the high-value colored gemstones, we believe we can extend that brand "down market" to the middle value market using the existing retail distribution channels and providing retailers and customers with information about the AGL brand and its prominence for high value colored gemstones.

- *Colored Gemstone Trade Buyer Website.* We have launched the AGL colored gemstone website directed to the trade that provides information on our services and processes. The website includes details about our service levels and our two key levels of service: Prestige Services and Fast Track Services.

Our "Push" Strategy. We also market our services directly to collectibles dealers and auctioneers to promote their use of our authentication and grading services. Our marketing message is focused on the potential increase in marketability of the collectibles due to the increase in consumer confidence that is attributable to our authentication and grading of those collectibles. These marketing programs include:

- *Trade Publication Advertising and Direct Communications.* We communicate to dealers and auctioneers by direct contact and through advertising in trade journals and publications in the respective markets. Those journals include *Coin World, Linn's Stamp News, Sports Collectors Digest* and *Autograph Collector Magazine.* We also communicate with our dealers and with auctioneers by direct mail, email, and telephone.

- *Trade Shows and Conventions.* There are numerous collectibles trade shows and conventions held annually in the United States, of which approximately 30 generally are considered to be the largest and most significant in the collectible coin, sportscard, autograph and stamp markets. At these shows and conventions, collectibles dealers gather on a trading floor or "bourse" to buy and sell collectibles. We offer same day, on-site authentication and grading services, which facilitate the trading and sales of collectibles at these shows and conventions. At the same time, we obtain additional brand exposure and generate increased revenues, because dealers and collectors generally are willing to pay higher fees for same day, on-site services.

  In July 2006, we acquired Expos Unlimited LLC ("Expos"), a tradeshow management company that operates two of the larger and better known coin, stamp and collectibles shows in Long Beach and Santa Clara, California, respectively. This acquisition assures us of the continued availability of these two show venues for our onsite authentication and grading services, provides us a platform for inaugurating and conducting collectibles shows in our other markets and adds management personnel who are experienced in managing and conducting collectibles trade shows.

- *Our Dealer Invitationals.* We sponsor and host 8-to-10 "invitation-only" events per year for our larger dealers that provide them with forums for buying and selling their collectibles. We also offer same day, on-site authentication and grading services at these invitationals. Like the other trade shows and conventions we attend, these invitationals enable us to generate additional authentication and grading revenues. At the same time, because we host the invitationals, they provide additional brand exposure and build goodwill for us among the collectibles dealers.

- *Authorized Dealer Network.* We have implemented authorized dealer programs for coin and sportscard collectibles dealers and auction companies. Authorized dealers are able to use our marketing materials which are designed to promote our services and those of our authorized dealers to collectors. Those materials include "point of sale" and "point of purchase" displays and brochures and direct mail pieces for insertion in customer mailings. In addition, authorized dealers may use our brand logotypes on their websites to attract buyers for coins and sportscards that have been authenticated and graded by us. We also conduct joint marketing programs with our authorized dealers in which we provide financial support for dealer marketing programs, approved by us, that promote both the dealer's products and services and our authentication and grading services.

- *Jewelry Trade Publication Advertising, Trade Show Appearances and Educational Seminars.* GCAL advertises in the major jewelry trade publications and maintains an active press relations campaign. GCAL was featured in the May 2007 issue of *New York Diamonds* for the introduction of GCAL services by the company. GCAL also attends the major jewelry trade shows primarily in the summer (targeted at the fall and holiday selling season) and late fall and winter (targeted at the Valentine's Day and Mother's Day season). GCAL also has the opportunity to hold educational seminars at some of the trade shows and in-store training on grading issues and the use of the GCAL diamond grading certificate in retail transactions. Because colored gemstones are sold at retail through virtually identical channels of distribution, AGL utilizes these same communication channels in trade publications, trade show appearances and educational seminars. This increased utilization of the existing communications links, allows for significant synergy between GCAL and AGL with respect to the time, energy, messaging and expenses in these venues.

- *Cross-Marketing Between GCAL and AGL.* GCAL is establishing relationships with retailers to provide diamond authentication and grading services for the middle market. By introducing the AGL brand to the retailers and drawing on the high value brand recognition of AGL and a more value-driven pricing program, we believe we can cross-market AGL services to the GCAL relationships. At the same time, AGL has relationships with some of the high value sellers like Sotheby's and Christies. By introducing GCAL to these high value sellers and describing the benefits of GCAL certifications, including the grading warranties offered by GCAL and the security benefits of Gemprint, we believe we can cross-market GCAL to the AGL relationships. As a result of those cross-marketing efforts, Christies, which is a long-time AGL customer, will soon begin including, in its diamond auction catalogues, descriptions or copies of GCAL grading certificates to promote the sale of GCAL certified-diamonds at its auctions.

eBay Promotional Programs. Since 1999, we have worked with eBay on programs to increase the volume of collectibles traded on eBay and, at the same time, to provide greater exposure for our authentication and grading services. Current programs include:

- *Informative and Educational Web Pages.* We have created web pages for eBay specifically designed to inform and educate eBay buyers and sellers about the benefits of our authentication and grading services. eBay includes, on its collectibles web pages, links to our web pages and encourages its collectibles customers to use our services. eBay has similar programs with other collectibles authentication and grading services.

- *Quick Opinion Autograph Authentication Service.* We have developed, for eBay's customers that visit its sports memorabilia auction website, a fee-based "Quick Opinion" autograph authentication service. For a prescribed fee, currently $7 per autograph, an eBay visitor that is interested in selling or buying an autographed item of memorabilia on the eBay auction website can obtain, from one of our autograph experts, a "quick" opinion as to the authenticity of the autograph, generally provided within a day of submission. The opinion is based on an examination of a digital image of the autograph posted on eBay and, due to the limitations inherent in this process, we do not warrant the accuracy of these opinions. The fees generated by this service are shared between us and eBay.

Intellectual Property

Our intellectual property consists primarily of trademarks, copyrights, proprietary software and trade secrets. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. The following table sets forth a list of our trademarks, both registered and unregistered, that are currently being used in the conduct of our business:

Registered Marks		Unregistered Marks
Collectors Universe	World Series of Grading	PSE
PCGS	CU3000	Coin Universe
Professional Sports Authenticator	PSE	Collectors.com
PSA	History in Your Hands	Record Universe
PSA/DNA	First Strike	PCGS Currency
Currency Universe	Diamond Market Monitor	Set Registry
First Strike	Diamond Profile	Expos Unlimited
Gemprint Appraiser	Gemprint	Long Beach Coin, Stamp and Collectibles Expo
Palmieri's Market Monitor	Professional Currency Grading	Santa Clara Coin, Stamp and Collectibles Expo
Quick Opinion	Source Veritas	
Sports Market Report	AGL	

We have not conducted an exhaustive search of possible prior users of the unregistered trademarks listed above and, therefore, it is possible that our use of some of these trademarks may conflict with others.

The Company owns several patents related to the Gemprint process and scanning device. The principal patent is number 5,828,405 issued by the United States Patent and Trademark Office ("USPTO") in 1998. Generally, this patent provides for the capture of the unique optical response of a gemstone (or optical "fingerprint") where a laser beam is focused on the gemstone and the optical response is recorded in a digital image. This is accomplished at a controlled site, currently in the form of a small rectangular box about the size of a breadbox, and connected to a desktop computer or other computing system for receiving and displaying a data signal from a two dimensional video camera. The two dimensional video camera id part of a light image capture arrangement comprising a laser diode in combination with optical means for producing a collimated light beam directed at a gemstone. The gemstone is oriented in a predetermined manner relative to the light beam and a screen surface is located to collect and display the unique light pattern from a gemstone. The video camera directed at the screen surface is sized to collect the image in a digital format and directs the data signal to the attached computing device. With a communication link to a database through a local area network or through the Internet, the digital image is stored in a standardized manner. In a similar manner, subsequent digital images can be obtained and then compared using an algorithm to those images on the database. Other related patents are 5,124,935 and 2,679,821 issued by USPTO and related patents filed in the United Kingdom, Canada and Israel.

Collectibles Experts

As of June 30, 2007, we employed 47 experts in our authentication and grading operations, who have from 3 to 50 years, and an overall average of 25 years, of experience. Our experts include individuals that either (i) had previously been collectibles dealers or were recognized as experts in the markets we serve, (ii) who we have trained in our authentication and grading methodologies and procedures, or in the case of diamonds, who have been trained in the vocational schools and/or have experience in grading in competing organizations. However, talented authentication and grading experts in collectibles are in short supply and there is considerable competition among collectibles authentication and grading companies for their services. As a result, we have recently increased our focus on training young authenticators and graders who we believe have the skills or knowledge base to become collectibles experts. We also sometimes contract with outside experts, usually collectibles dealers, to assist us with special grading issues or to enable us to address short-term increases in authentication and grading orders.

Service Warranties

We issue an authenticity or grading warranty with every coin and sportscard authenticated or graded by us. Under the terms of the warranty, if a coin or sportscard that was graded by us later receives a lower grade upon resubmission to us for grading, we are obligated either to purchase the coin or sportscard at the price paid by the then-owner of the coin or sportscard or, instead, if we so choose, to pay the difference in value of the item at its original grade as compared with its lower grade. Similarly, if a coin or sportscard that has been authenticated by us is later determined not to have been authentic, we are obligated under our warranty to purchase the coin or sportscard at the price that the then-owner paid for that collectible. We accrue for estimated warranty costs based on historical claims experience.

Before returning an authenticated or graded coin or sportscard to our customer, we place the coin or sportscard in a tamper-evident, clear plastic holder that encapsulates a label identifying the collectible as having been authenticated and graded by us. The warranty is voided in the event the plastic holder has been broken or damaged or shows signs of tampering.

We do not provide a warranty with respect to our opinions regarding the authenticity or quality of autographs.

We recently began offering a warranty with respect to the color and clarity grades assigned by GCAL to the diamonds it grades, which is the first such warranty offered by any diamond grading service. Under the terms of the warranty, if a diamond certified by GCAL is submitted for subsequent grading by GCAL within two years of the date of the original certification (which often occurs if the diamond is being sold), and, on that resubmittal receives a color or clarity grade that is lower than its original color or clarity grade, we will be obligated either to purchase the diamond at the price paid by the then-owner of the diamond or, instead, if we so choose, to pay the difference in value of the diamond at its original grade as compared with its lower grade.

Customer Service and Support

We devote significant resources, including a 24 person staff, to providing personalized customer service and support in a timely manner handling approximately 400 customer service calls per day. On our websites, customers are able to check the status of their collectibles submissions throughout the authentication and grading process and to confirm the authenticity of the over 18 million collectibles that we have graded. When customers need services or have any questions, they can telephone or e-mail our support staff, Monday through Friday between the hours of 7:00 A.M. and 5:00 P.M., Pacific Time. We also involve our collectibles and diamond experts in providing support services when necessary to address special issues.

Supplies

In order to obtain volume discounts, we have chosen to purchase most of the injection-molded plastic parts for our clear plastic holders principally from a single supplier. There are numerous suppliers for these items, however, and we believe that, if necessary, we could obtain those items from any of those other suppliers without significant cost to us. However, if it were to become necessary for us to obtain another supplier, we might have to arrange for the fabrication of a die for the new supplier. Fabrication of high precision dies can be a lengthy process. Therefore, it is our practice to maintain at least a one month supply of these molded plastic parts in inventory.

Competition

Coin Authentication and Grading. We have three primary competitors in the coin authentication and grading market: Numismatic Guaranty Corporation of America ("NGC"), Independent Coin Grading and ANACS, a subsidiary of Amos Press, Inc.

Sportscard Authentication and Grading. We have two primary competitors in sportscard authentication and grading: Beckett Sportscard Grading Corporation, and Sportscard Guaranty, LLC.

Autograph Authentication and Grading. In the vintage autograph authentication market, we compete with James Spence Authentication ("JSA") and a few smaller competitors.

Stamp Authentication and Grading. In stamp authentication, our principal competitors are the Philatelic Foundation and the American Philatelic Society, both of which are non-profit organizations. The Philatelic Foundation also grades stamps.

Currency Authentication and Grading. We have two competitors in currency: Paper Money Guaranty, (a subsidiary of NGC), and a smaller startup competitor.

Diamond Authentication and Grading. In the diamond grading market, we compete with ten other grading services, several of which are larger, have been in business longer and are better known than GCAL. Our principal competitors are the Gemological Institute of America, a non-profit educational organization (GIA); AGS Laboratories, an affiliate of the American Gem Society, a non-profit trade association; European Gemological Laboratories; International Gemological Institute; and Gemological Science International.

Colored Gemstone Authentication and Grading. In the colored gemstone market, we compete with six or more such services, some of which have operating histories longer than AGL. Our principal competitors are Gubelin Gemological Laboratories, Schweizerische Stiftung für Edelstein-Forschung (SSEF, or the Swiss Gemological Institute), a non-profit organization, and Gemological Testing Center of the American Gem Trade Association, a non-profit trade association.

The principal competitive factors in our authentication and grading markets are (i) brand recognition and awareness, (ii) an established reputation for integrity, independence and consistency in the application of grading standards, and (iii) responsiveness of service. Price is much less of a factor in the case of vintage collectibles, but is a more important consideration with respect to modern coins and sportscards because of their significantly lower values. Price is a more important competitive factor in the diamond market, due to the larger number of competitors. Because the current market in colored gemstones certification is primarily focused on high-value colored gemstones, price is not as important a consideration as the credibility and history of the particular grading service. We believe that our PCGS, PSA, PSA/DNA, PSE and PCGS Currency brands compete favorably with respect to all of these factors and are among the leaders in each of their respective markets. We believe that our GCAL brand is a premium brand in the diamond market, interpreting the grading standards in a rigorous and consistent manner, and one of the three or four top quality brands, despite the fact that it is the smallest, in terms of the volume of grading submissions, as compared to its principal competitors. We believe that AGL is a premium brand and competes favorably with respect to all of these factors.

Barriers to entry into the authentication and grading market are relatively low, especially in the sportscard authentication and grading market. However, brand name recognition and a reputation for integrity, independence and consistency in the application of grading standards can take several years to develop. The limited supply of collectibles experts also operates as a barrier to entry or expansion in our collectibles markets. By contrast, the supply of grading experts in the diamond and colored gemstone markets are much more plentiful. In colored gemstones, the availability of a suitable and trusted reference collection is essential to providing accurate enhancement and country of origin analysis.

Information Technology

We have developed proprietary software systems that we use in our authentication and grading operations, principally for order tracking, processing and recordkeeping, and the operation and maintenance of our Internet websites. These software systems include Grading Management and Production Systems, Set Registry, Population Reports, Price Guides, Market Indexes, Article Libraries, QuickOpinion Systems and Featured Dealer Systems. These systems operate on software platforms in Microsoft Visual Basic.NET, Microsoft C#, Microsoft ASP.NET and Microsoft SQL Server. We also have legacy systems, which we are in process of replacing, in Cold Fusion and Visual Basic 6. We also maintain an integrated local area network that assists in and provides certain controls on production, physical product movement, accounting and financial functions, data warehousing and other tasks. During the fiscal year ended June 30, 2007, these systems tracked the authentication and grading process and generated records and data for over 3.1 million collectibles submitted to us for authentication and grading, without significant disruption or loss of service.

Although we do not primarily conduct our business on the Internet, we do use the Internet for information exchange and delivery of market-oriented content and for our Set Registry and certain of our other marketing programs. As a result, we have over 50 Dell PowerEdge Servers with RAID protected storage, along with multiple fully redundant SQL Server 2000 and 2005 high-availability database clusters supporting over four terabytes of storage. The majority of this hardware resides at our headquarters in a server room that has 24/7 environmental monitoring and alerting through hardware sensors, 24/7 network availability and performance monitoring and alerting through network management software and 24/7 Internet availability and performance monitoring and alerting through third party providers. The Internet connectivity flows through multiple Internet providers with an aggregate of 47 megabits of total Internet bandwidth using multiple layers of Internet firewall protection, including five Cisco PIX firewalls (across multiple locations). We maintain a multi-tiered antivirus and anti-spam SMTP infrastructure scanning all incoming mail through multiple different AV engines. Critical systems are backed up nightly using a backup infrastructure with a thirty terabyte capacity (expandable through drive upgrades to hundreds of terabytes). The network servers and infrastructure are managed by administrators certified by Microsoft, Cisco and CompTIA.

Although we have limited redundancy with our remote computer systems in both the New York, NY and Santa Barbara, CA offices, we do not have real-time fully redundant computer systems at a location that is remote from Southern California, where our primary computer systems currently are located. As a result, any damage to or failure of our computer systems due to a catastrophic event in Southern California, such as an earthquake, could cause an interruption in our services.

Government Regulation

With the exception of laws in some states that require memorabilia authenticators to certify to the accuracy of their authentication opinions, there are no material government regulations specifically relating to the authentication and grading businesses that we conduct, other than regulations that apply generally to businesses operating in the markets where we maintain operations or conduct business. However, our dealer finance program will be subject to numerous laws and regulations in those states in which we may make loans to dealers.

Disposition of Collectibles Sales Businesses

During the period from 1999 through the latter part of fiscal 2004, we also were engaged in the business of marketing and selling collectible coins, sportscards, currency and sports entertainment and historical memorabilia, primarily at multi-venue auctions. We also sold collectible coins by direct sales methods.

In December 2003, our Board of Directors authorized management to implement a plan to focus our financial and management resources, and collectibles expertise, on the operations and growth of our authentication and grading businesses, and to divest the collectibles auctions and direct sales businesses.

As a result of this decision, we sold our collectibles sales businesses during fiscal 2004, but retained the collectibles inventory and accounts receivables of those businesses, which we have substantially liquidated. We also terminated the licenses under which we operated our David Hall Rare Coins Division, which had been engaged in the business of selling collectible coins at retail. We generated cash of $599,000, 751,000 and $2,332,000 in fiscal years ended June 30, 2007, 2006 and 2005, from the disposition of those businesses and the liquidation of their inventories and accounts receivables.

The divestiture of the collectibles sales businesses has enabled us to focus our financial and managerial resources on growing our existing authentication and grading revenues and extending our authentication and grading business into new markets, such as the diamond and colored gemstone markets, and to reduce our operating expenses, and, thereby, increase our overall profitability, as compared to the periods prior to the disposition of those collectibles sales businesses.

Employees

As of June 30, 2007, we had 248 full-time employees and 46 part-time employees, of which 201 were employed in our authentication and grading-related businesses, including our 47 experts and 24 customer service and support personnel. The other employees included 15 in information services, 5 in marketing, 3 in our CCE subscription business, 25 in our Expos business, of which 24 were part-time employees, and 45 in other business and administrative services. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider relations with our employees to be good.

ITEM 1A RISK FACTORS

Our business is subject to a number of risks and uncertainties that could prevent us from achieving our business objectives and that could hurt our future financial performance and the price performance of our common stock, and cause our future financial condition and future financial performance to differ significantly from our current expectations, which are described in the forward-looking statements contained in this Annual Report. Those risks and uncertainties, many of which are outside of our control, include the following:

A decline in the popularity of high-value collectibles and a resulting decrease in submissions for our services could adversely impact our business.

The volume of collectibles submitted to us for authentication and grading is affected by the demand for and market value of those collectibles. As the demand for and value of collectibles increase, authentication and grading submissions, as well as requests by submitters for higher price, faster turn-around times, also increase. However, that also means that a decline in popularity and, therefore in the value, of the collectibles that we authenticate and grade would cause decreases in authentication and grading submissions and in the requests we receive for faster turn-around times and, therefore, also in our revenues and profitability. We have found, over the years, that the popularity of collectibles can vary due to a number of factors, most of which are outside of our control, including perceived scarcity of collectibles, general consumer confidence and trends and their impact on disposable income, precious metals prices, interest rates and other general economic conditions. For example, declines in gold prices or further increases in interest rates could lead to reductions in authentication and grading submissions and, therefore, could adversely affect our profitability and financial condition.

Declines in general economic conditions could result in decreased demand for our services, which could adversely affect our operating results.

The availability of discretionary or disposable income is an important factor in the willingness and ability of collectors and consumers to purchase, and the prices that they are willing to pay for, high-value collectibles, diamonds and colored gemstones. Declines in purchases and sales, and in the value, of collectibles, diamonds or colored gemstones usually result in declines in the use of authentication and grading services, as such services are most often used by sellers and purchasers of collectibles in conjunction with and to facilitate sale and purchase transactions. As a result, economic uncertainties, downturns and recessions can and do adversely affect our operating results by (i) reducing the frequency with which collectibles dealers and collectors submit their coins, sportscards and other collectibles for authentication and grading; (ii) consumers purchasing fewer diamonds; thereby leading to a lower number of diamonds for grading by retailers; (iii) causing collectibles dealers and collectors to request longer authentication and grading turn-around times with respect to the collectibles they submit to us for grading, which would reduce our revenues and profitability, and (iv) reducing the ability of customers to pay outstanding accounts receivable.

Temporary popularity of some collectibles may result in short-term increases, followed by decreases, in the volume of submissions for our services, which could cause our revenues to fluctuate.

Temporary consumer popularity or "fads" among collectors may lead to short-term or temporary increases, followed by decreases, in the volume of collectibles that we authenticate and grade. These trends may result in significant period-to-period fluctuations in our operating results and could result in declines in our net revenues and profitability, not only because of a resulting decline in the volume of authenticating and grading submissions, but also because such trends could lead to increased price competition, which could require us to reduce our authentication and grading fees in order to maintain market share. For example, the number of coins submitted to us for grading declined during 2007 relative to 2006 and 2005, due in part to a decline in the popularity of certain coin grading programs.

Our revenues and income depend significantly on revenues generated by our coin authentication and grading services. A decrease in the level of submissions for these services, which historically has been impacted by changes in economic conditions, could adversely affect our revenues and results of operations.

Coin authentication and grading and related services accounted for approximately 58%, 65% and 69% of our net revenues in fiscal 2007, 2006 and 2005, respectively. In fiscal 2005, coin grading was the segment of our authentication and grading business that experienced the most significant increases in net revenues; whereas during fiscal 2006 and 2007, coin grading revenues experienced essentially no growth. We believe that the fluctuations in coin grading submissions have been due, at least in part, to the volatility of and uncertainties regarding the performance of the stock markets, the level of interest rates, and fluctuations in the value of the U.S. Dollar, which can lead investors to shift some of their investments between stocks and bonds and precious metals. The lack of diversity in our sources of revenues and our dependence on coin grading submissions for a majority of our net revenues make us more vulnerable to adverse changes in economic conditions. These adverse changes include declines in the value of precious metals or recessionary conditions that could result in declines in collectibles authentication and grading submissions generally or, more particularly, in collectible coin submissions that would, in turn, result in reductions in our total net revenues and income.

Our top 5 customers, account for approximately 14% of our total net revenues.

During the year ended June 30, 2007, five of our coin authentication and grading customers accounted for approximately 14% of our total net revenues. As a result, the loss of any of those customers, or a lower level of grading submissions by any of those customers, may cause our net revenues to decline and, therefore, could harm our profitability.

Our currency, diamond and colored gemstone authentication and grading businesses are in their start-up phases. There can be no assurance that these businesses will prove to be successful.

We purchased our diamond grading and colored gemstone businesses in November 2005 and August 2006, respectively, and we started our currency authentication and grading business in March 2005. These businesses have yet to make a material contribution to our net revenues. To date, our currency, diamond and colored gemstone grading businesses have incurred operating losses and there is no assurance that these services will gain market acceptance or will ever make a material contribution to our net revenues or achieve profitability. If they do not, we may have to discontinue, and write off our investments in, those businesses.

Future acquisitions and the commencement of new businesses present risks, and we may be unable to achieve the financial and strategic goals of any acquisition or commencement of any new business.

One component of our growth strategy is to acquire existing or to start new businesses that serve other markets for other collectibles or high-value assets. In fiscal 2006, we acquired four businesses and, in fiscal 2007, we acquired two other businesses, a colored gemstone grading business and a trade show management company. The purchase of these new businesses will present a number of risks and uncertainties, including:

- difficulties in integrating newly acquired or newly started businesses into existing operations, as a result of which we may incur increased operating costs that would adversely affect our operating results;
- the risk that our current and planned facilities, computer systems and personnel and controls will not be adequate to support our expanded operations;
- diversion of management time and capital resources from our existing businesses, which could adversely affect their performance and our operating results;
- dependence on key management personnel of acquired or newly started businesses and the risk that we will be unable to integrate or retain such personnel;
- the risk that new services we may introduce or begin offering, whether as a result of internal expansion or business acquisitions, will not gain acceptance;
- competition from established or larger competitors in new markets, such as (in our diamond grading business), which could adversely affect the financial performance of any of the businesses we may have acquired or started; and
- the risk that the anticipated benefits of any acquisition or of the commencement of any new business may not be realized, in which event we will not be able to achieve an acceptable return on our investment.

There are risks associated with new service offerings, including our dealer financing program, with which we have little experience.

We are continually exploring new services that we might introduce and offer to our existing authentication and grading customers as a means of increasing our net revenues and profitability. Those new services, however, may prove to be unprofitable and negatively impact our operating results.

One of those new services that we introduced in fiscal year 2005 is a Dealer Financing Program that involves our making short-term loans to collectibles dealers that are collateralized by the collectibles that they submit or have been submitted to us for authentication and grading. There is no assurance that we will be successful in achieving sustained profitability in our Dealer Financing Program. Additionally the lending business is subject to a number of risks and uncertainties, and we have limited loan underwriting and collection experience. In addition, the failure or inability of borrowers to repay their loans is an inherent risk in a lending business. Our ability to minimize loan losses will depend on several factors, including:

- The loan underwriting policies and controls we continue to adopt and implement, which could prove to be inadequate to prevent loan losses from occurring;

- Our ability to sell collateral, when a borrower defaults in the payment of a loan, for amounts sufficient to offset loan losses, which can be affected by a number of factors outside of our control, including (i) changes in economic conditions, (ii) increases in market rates of interest and (iii) changes in the condition or value of the collateral that will secure the loans we make; and

- The reserves we will need to establish for potential loan losses, which may prove to be inadequate, in which case we would have to incur additional charges, which would have the effect of reducing our net income and could negatively impact our financial condition.

Additionally, the business of lending is subject to numerous state and certain federal laws and regulations, which may impose significant costs or limitations on the way we conduct or expand such a business.

We currently have a $7 million bank line of credit, expiring on September 30, 2007, that we can use to fund some of the eligible loans we make. To-date, we have not utilized this line of credit, as we have adequate cash resources to fund the Dealer Financing Program. However, in the event we make borrowings under this line of credit in the future, we cannot assure that our cash flow from the operations of our dealer finance program will be sufficient to enable us to repay any borrowings under the line of credit. Also, the loan agreements establishing the line of credit impose certain restrictive covenants on the Company which could operate to restrict our plans to grow our business. We plan to seek a renewal of the existing line of credit or to establish a new line of credit at the time the existing line of credit expires at September 30, 2007. However, there is no assurance that we will succeed in doing so.

We are dependent on our key management personnel.

Our performance is greatly dependent on the performance of our senior management and certain other key employees. As a result, the loss of the services of any of our executive officers or other key employees could harm our business. Some of our executive officers and key employees are experts in the collectibles markets and have industry-wide reputations for authentication and grading of collectibles. In particular, the loss of Michael R. Haynes, our Chief Executive Officer, or David G. Hall, our President, could have a negative effect on our reputation for expertise in the collectibles markets in which we operate and could lead to a reduction in authentication and grading submissions to us.

We are dependent on our collectibles experts.

In certain of our markets, there are a limited number of individuals who have the expertise to authenticate and grade collectibles, and competition for available collectibles experts is intense. Accordingly, our business and our growth initiatives are heavily dependent on our ability (i) to retain our existing collectibles experts, who have developed relatively unique skills and enjoy a reputation for being experts within the collectibles markets, and (ii) to implement personnel recruiting, succession and training programs that will enable us to add collectibles experts, as necessary, to grow our business and offset employee turnover that can occur from time to time. As a result, we have initiated an "apprentice program" in our coin grading business. If we are not successful in retaining our existing collectibles experts or in hiring and training new collectibles experts, this could limit our ability to grow our business and adversely affect our operating results and financial condition. Moreover, some of our experts could leave our company to join a competitor or start a competing business.

We could suffer losses on authentication and grading warranties.

Certain of our grading service businesses offer customers service warranties. The warranties offered by our collectibles grading businesses provide that:

- if any collectible we have authenticated and sealed in our tamper-evident plastic cases is later determined not to have been genuine, we would have to purchase the collectible at the price paid for it by its then owner; and

- if any collectible that was graded by us and sealed in our tamper-evident plastic cases later receives a lower grade upon resubmission to us for grading, we would be obligated either to purchase the collectible at the price paid by its then owner or to pay the difference in its value at its original grade as compared to its value at the lower grade.

GCAL offers a grading warranty which provides that, if a diamond graded by us is submitted for re-grading within two years and, on re-grading is assigned a color or clarity grade that is more than one grade lower than the original color or clarity grade it received, GCAL will become obligated to purchase the diamond at the price paid by its then owner or, if GCAL so chooses, to pay the difference in its value at its original grade as compared to its value at the lower grade.

We have no insurance coverage for claims made under these warranties and, therefore, we maintain reserves to satisfy such warranty claims based on historical experience, which in the past have proven to be adequate. If warranty claims were to exceed these reserves, we would incur additional charges that would adversely affect our operating results and financial condition.

Increased competition could adversely affect our financial performance.

Although there are few major competitors in the collectibles authentication and grading markets in which we currently operate, competition in these markets is, nevertheless, intense. In addition, in the diamond market there are a number of grading services that are substantially larger, have been in business substantially longer and are better known than GCAL. Increased competition in our collectibles markets could adversely affect our pricing and profit margins and our ability to achieve further growth, and we cannot assure that we will continue to be successful in competing against existing or future competitors in our collectibles markets. In our diamond business, as we implement its growth strategy, we are likely to encounter intense competition from larger and more established competitors that have significant market shares. Also, our entry into new collectibles or high-value asset markets could lead other potential competitors to enter those markets as well. Such competition could adversely affect our ability to generate profits and could cause us to continue to incur losses in those markets and damage our financial condition.

We depend on our ability to protect and enforce our intellectual property rights.

We believe that our patents, trademarks and other proprietary rights are important to our success and competitive position. We rely on a combination of patents, trademarks, copyright and trade secret laws to establish and protect our proprietary rights. However, the actions we take to establish and protect our intellectual and other proprietary rights may prove to be inadequate to prevent imitation of our services or products or to prevent others from claiming violations of their intellectual and proprietary rights by us. In addition, others may develop similar trade secrets or other intellectual property independently or assert rights in our intellectual and other proprietary rights that could lead them to seek to block sales of our services based on allegations that use of some of our marks or other intellectual property constitutes a violation of their intellectual property rights.

Our unregistered trademarks could conflict with trademarks of others.

We have not conducted an exhaustive search of possible prior users of our unregistered trademarks, including Coin Universe, Collectors.com and PSE. Therefore, it is possible that our use of some of these trademarks may conflict with others. As a result, we could face litigation or lose the use of some of these trademarks, which could have an adverse effect on our name recognition and result in a decrease in revenues and an increase in expenses.

The imposition of government regulations could increase our costs of doing business.

With the exception of state laws applicable to autograph authentication, the collectible coin and other high-value collectibles markets are not currently subject to direct federal, state or local regulation. However, from time to time government authorities discuss additional regulations which could impose restrictions on the collectibles industry, such as regulating collectibles as securities or requiring collectibles dealers to meet registration or reporting requirements, or regulating the conduct of auction businesses. Adoption of laws or regulations of this nature could lead to a decline in sales and purchases of collectibles and, therefore, also to a decline in the volume of coins, sportscards and other collectibles that are submitted to us for authentication and grading.

Our reliance on a single source for principally all of our "tamper-evident," clear plastic coin and sportscard holders exposes us to potential supply and quality problems.

We place all of the coins, sportscards and currency notes, and sometimes also the stamps that we authenticate and grade, in tamper-evident, clear plastic holders. In order to take advantage of volume pricing discounts, to date, we have chosen to purchase substantially all of those holders, on a purchase order basis, from one principal supplier. Our reliance on a single supplier for a substantial portion of those plastic holders exposes us to the potential for delay in our ability to deliver timely authentication and grading services in the event that supplier were to terminate its services to us or to encounter financial or production problems. If, in such an event, we were unable to obtain replacement holders in a relatively short period of time, we could lose customer orders, or incur additional production costs. Therefore, we are currently evaluating new vendors, as an alternative source of supply for certain of our high-volume holders. In addition, if the replacement holders were not of comparable quality to our existing supplier, we could expose ourselves to the potential for additional warranty claims in the event that tampering with our holders was not evident. These occurrences could cause a decline in our net revenues and have a material adverse effect on our results of operations.

Our computer and network systems may be vulnerable to unforeseen problems and security risks, and we are vulnerable to system failure due to a lack of redundant systems at another location.

Our operations are dependent on our ability to protect our computer systems that we use in our authentication and grading operations and to maintain our websites against damage from fire, power loss, telecommunications failure, earthquakes and similar catastrophic events. In this regard, Southern California, where we are primarily located, is particularly vulnerable to earthquakes and fires that could result in damage to our computer systems. In addition, our diamond operations are located in a New York City high-rise building that could be vulnerable to terrorist attacks or to fire or other disasters. We do not have redundant computer systems at a location that is remote from Southern California. Any damage to or failure of our computer systems could cause an interruption in our services that could harm our business, operating results and financial condition.

In addition, our operations are dependent on our ability to protect our computer systems and network infrastructure from damage that could occur from physical break-ins, security breaches and other disruptive problems caused by the technology that we employ in our operations. Computer break-ins and security breaches also could jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which could cause us to incur significant liability and possibly also damage our reputation. Other disruptions due to problems on the Internet or actions of Internet users could make it difficult for our customers to access our websites. In either case, problems of this nature could adversely affect our business and operating results, and security breaches that would adversely affect the privacy of customer information could lead existing customers to terminate their business relationships with us. Although we intend to continue to implement and upgrade sophisticated technology to prevent such disruptions and damage, there is no assurance that our security measures will prove to be successful.

We rely on third parties for various Internet and processing services.

Our operations depend on a number of third parties for Internet access and delivery services. We have limited control over these third parties and no long-term relationships with any of them. For example, we do not own a gateway onto the Internet, but, instead, rely on Internet service providers to connect our website to the Internet. Should the third parties that we rely on for Internet access or delivery services be unable to serve our needs for a sustained time period as a result of a strike, natural disaster or other reason, our revenues and business could be harmed.

We are exposed to potential risks and we will continue to incur costs as a result of the internal control testing and evaluation process mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

Although we continue to document and test the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, we expect we will continue to incur costs, including accounting fees and other personnel costs in order to maintain compliance with that Section of the Sarbanes-Oxley Act. Also, if our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to our practices, our reputation may be harmed or we may be subject to litigation.

If our quarterly results are below the expectations of securities market analysts and investors or we decide to suspend or discontinue the payment of dividends, the price of our common stock may decline.

Many factors, including those described in this "Risk Factors" section, can affect our business, financial condition and results of operations, which makes the prediction of our future financial results difficult. These factors include:

- increases or decreases in number of collectibles or diamonds graded from period to period;
- changes in market conditions that can affect the demand for our authentication and grading services, such as a decline in the popularity of certain collectibles;
- general economic conditions that affect the availability of disposable income among collectors and consumers; and
- the actions of our competitors.

If our quarterly operating results fall below expectations or we decide to suspend or discontinue the payment of dividends, securities market analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources, thus harming our business.

No assurance that we will continue to pay cash dividends.

On May 31, 2006, the Company adopted a dividend policy that called for the payment of an expected total annual cash dividend of $0.32 per common share, payable in the amount of $0.08 per share, per quarter. We subsequently increased the dividend on two occasions, initially to $0.48 per common share per year, payable in the amount of $0.12 per share per quarter, and in June 2007 to an annual dividend rate of $1.00 per common share, payable in the amount of $0.25 per share per quarter, beginning with the first quarter of fiscal year 2008. The payment of cash dividends in the future, pursuant to the Company's dividend policy, is subject to final determination each quarter by the Board of Directors based on a number of factors, including the Company's financial performance and its available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. For these reasons, as well as others, there can be no assurance that the amount of the Company's current quarterly cash dividend will not be reduced or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Provisions in our charter documents or in Delaware law may make an acquisition of us more difficult or delay a change in control, which may adversely affect the market price of our common stock.

Our Amended and Restated Certificate of Incorporation and Bylaws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change of control would be beneficial to our stockholders:

- our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval;
- there are limitations on who can call special meetings of our stockholders; and
- stockholders may not take action by written consent.

In addition, provisions of Delaware law and our stock option plans may also discourage, delay or prevent a change in control of our company or unsolicited acquisition proposals.

ITEM 2. PROPERTIES

We lease approximately 59,000 square feet for our California-based headquarters under a nine-year lease that commenced in November 2000. We currently sublease 2,184 square feet of this office space to a related party sub-tenant with an expiration date that coincides with the expiration of the Company's nine-year lease. We lease approximately 7,300 and 2,133 square feet in New York City under operating leases through November 2015 in connection with our diamond grading business and through June 2007 with our colored gemstone grading business, respectively. Following June 2007, the operating lease for our colored gemstone business is on a month-to-month basis, and we are in the process of renewing this lease. In connection with our Expos shows management business, we lease approximately 1,000 square feet in Santa Barbara, CA under a lease agreement with a related party that commenced on July 1, 2006 and continues for a period of 3 years until June 30, 2009.

ITEM 3. LEGAL PROCEEDINGS

Bill Miller v. Collectors Universe, Inc. As previously reported, the Company was a defendant in this legal action, which was brought in the Superior Court of California, County of Orange, by Bill Miller, a former employee of the Company, who was president of one of the Company's collectibles sales businesses that was sold in 2004 and an expert in the authentication of autographs and memorabilia. Miller alleged that the Company had issued authentication certificates bearing his name without his consent, in violation of a California statute prohibiting unauthorized appropriation of a person's name, signature or likeness. The statute provides that a person whose name, signature or likeness has been misappropriated, in violation of the statute, is entitled to recover the greater of $750 or the actual damages suffered as a result of the unauthorized use, and any profits that were attributable to that unauthorized use that are not taken into account in computing the actual damages. The Company denied Miller's allegations and asserted that he was not entitled to any recovery under the statute in excess of his actual damages and that he had not suffered any actual damages as a result of the issuance of the certificates.

As also previously reported, at the conclusion of the trial, which took place in October 2005, (i) the jury found that the Company had used Miller's name without his consent on 14,060 authentication certificates, but that Miller had sustained actual damages from that use totaling $14,060; and (ii) the parties entered into a stipulated judgment in the case, which, among other things, provided that Miller's statutory damages arising from the actions of the Company were zero. The court left unresolved and for future determination the issue of which party, if any, was the prevailing party in the lawsuit, which would determine which party, if any, is entitled to recover its attorney's fees from the other party.

In December, 2005, Miller filed a Notice of Appeal seeking an appellate court review, a reversal of the judgment entered by the trial court and a finding, that as a matter of law, he was entitled to statutory damages that should be determined by multiplying $750 times the 14,060 authentication certificates on which his name appeared without his consent, or approximately $10.5 million in total.

Oral arguments took place at the Court of Appeals on June 26, 2007. On August 30, 2007, the Appellate Court issued it decision in which it ruled that, contrary to his assertions, Miller was not entitled to statutory damages of $10.5 million. In reaching that decision, the Appellate Court found that the use of Miller's name by the Company constituted, at most, a single violation of the statute in question and, therefore, Miller is not entitled to multiply $750.00 by the number of times his name was used. The Appellate Court also ruled that Miller has the right to file a new trial in an effort to recover damages for the use by the Company of his name; however, in that lawsuit he must prove that Collectors Universe violated the statute at issue or common law and, if he succeeds in proving such a violation, he must show how, if at all, and in what amount, if any, he was damaged as a result of that violation. However, the Appellate Court ruled that in any new trial that Miller might file, he cannot seek, as a measure of damages, to multiply $750.00 by the number of times, if any, that Collectors Universe used his name without his consent. We cannot predict whether Miller will file a new trial.

The Appellate Court's decision becomes final 30 days from the date it was issued. Prior to that date, Miller could petition the Appellate Court to reconsider its decision. At the end of the 30-day period, Miller will have a period of 10 days within which to file a petition for review by the California Supreme Court.

The Company believes that, even if Miller does file a new trial, it will not incur any material liability to Miller.

Other Legal Actions

The Company is named from time to time, as a defendant in lawsuits that arise in the ordinary course of business. Management of the Company believes that none of those lawsuits currently pending against it is likely to have a material adverse effect on the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF REGISTRANT

Name	Age	Positions
Michael R. Haynes	56	Chief Executive Officer
David G. Hall	60	President
Joseph J. Wallace	47	Chief Financial Officer
Michael J. Lewis	63	Senior Vice President – Finance and Chief Compliance Officer

MICHAEL R. HAYNES has served as Chief Executive Officer and Director since January 1, 2003. He served as Chief Operating Officer, Chief Financial Officer and Director of Tangible Asset Galleries, Inc, a distributor of fine art, from 2000 to 2002. He has been President, Chief Operating Officer and/or Chief Financial Officer of eight collectibles, precious metals, specialty retail, distribution, e-commerce and manufacturing businesses. Overall, Mr. Haynes has more than 25 years of experience in managing the growth and development of growth companies, which includes over 19 years experience in managing both public and private companies engaged in the business of selling collectibles at auction, retail and wholesale. He was also one of the co-founding board members of the Industry Council for Tangible Assets, a Washington, D.C. trade association for dealers and auctioneers of tangible and collectible assets, where he served for nine years. Mr. Haynes holds a Master's degree in Business and a Bachelor of Science degree in mechanical engineering, both from Southern Methodist University. He is a Certified Public Accountant and a Certified Financial Planner.

DAVID G. HALL has served as President of Collectors Universe, Inc. since September 2001. From April 2000 to September 2001, Mr. Hall served as our Chairman of the Board and Chief Executive Officer. Mr. Hall also has served as Chairman of the Board and a Director of Professional Coin Grading Services, Inc., the Company's predecessor, since it was founded in February 1986 and also served as its President and Chief Executive Officer until January 1999. Mr. Hall was honored in 1999 by *COINage Magazine* as Numismatist of the Century, along with 14 others. In 1990, Mr. Hall was named an Orange County Entrepreneur of the Year by *INC. magazine*. In addition, he has written *A Mercenary's Guide to the Rare Coin Market*, a book dedicated to coin collecting. Mr. Hall is also a member of the Professional Numismatists Guild.

JOSEPH J. WALLACE became the Company's Chief Financial Officer effective September 15, 2005. Prior to becoming Chief Financial Officer, he was the Company's Vice President of Finance from November 2004 and Controller from June 2004. From 1997 to 2003, Mr. Wallace was Vice President of Finance, Chief Financial Officer and Secretary of STM Wireless, Inc., a public traded company engaged in the business of developing, manufacturing and marketing satellite communications products and services, which filed for Chapter 11 protection under the Bankruptcy Code in February 2003. Mr. Wallace is a Fellow of the Institute of Chartered Accountants, a member of the Institute of Certified Public Accountants, in Ireland, and a CPA in the State of California.

MICHAEL J. LEWIS served as Chief Financial Officer of Collectors Universe, Inc. from October 2001 until September 15, 2006, when he became Senior Vice President of Finance and Chief Compliance Officer. From January 2000 to October 2001, Mr. Lewis was a private investor. In 1998, Mr. Lewis was Chief Financial Officer of the Young Presidents' Organization. During 1999, Mr. Lewis was an associate with Eureka Financial Markets, a venture capital firm. From 1994 to 1997, Mr. Lewis served as Chief Executive Officer of National Case Management. Prior to that time, Mr. Lewis served as a Financial Consultant or as Chief Financial Officer in several companies, including Chief Financial Officer of Western Digital Corporation and Emulex Corporation.

PART II

ITEM 5. MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Nasdaq Global Market, trading under the symbol CLCT. The following table sets forth the high and low closing prices of our common stock, as reported by NASDAQ and the cash dividends that we paid to our stockholders, in each of the fiscal quarters in the fiscal years ended June 30, 2007 and 2006:

	Closing Share Prices		Cash Dividends
Fiscal 2007	**High**	**Low**	**Per Share**
First Quarter	$14.28	$12.28	$0.08
Second Quarter	14.39	12.34	0.08
Third Quarter	14.21	12.73	0.12
Fourth Quarter	15.29	13.46	0.12

	Closing Share Prices		Cash Dividends
Fiscal 2007	**High**	**Low**	**Per Share**
First Quarter	$17.54	$12.58	$ -
Second Quarter	16.14	11.78	-
Third Quarter	17.56	13.73	-
Fourth Quarter	16.18	13.44	0.08

The Company had 108 holders of record of its common stock and approximately 2,134 beneficial owners on June 30, 2007.

Dividends. On May 31, 2006, the Company adopted a dividend policy that called for the payment of quarterly cash dividends of $0.08 per common share, for an expected annual cash dividend of $0.32 per share. The first such quarterly cash dividend was paid in the fourth quarter of fiscal 2006, and quarterly cash dividends of $0.08 per share also were paid in the first and second quarters of fiscal 2007. The quarterly cash dividend was increased to $0.12 per share, in the third quarter, and dividends in that amount per share were paid in both the third and fourth quarters of 2007.

In June 2007, the Board of Directors approved another increase in the quarterly cash dividend to $0.25 per common share, for an expected annual cash dividend to stockholders of $1.00 per common share. The first of such quarterly cash dividends of $0.25 per share was paid on September 7, 2007 to all stockholders of record as of August 24, 2007.

The declaration of cash dividends in the future, pursuant to the Company's dividend policy, is subject to final determination each quarter by the Board of Directors based on a number of factors, including the Company's financial performance and its available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. For these reasons, as well as others, there can be no assurance that the amount of the quarterly cash dividend will not be reduced or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Share Repurchases

On December 6, 2005, the Company announced that its Board of Directors had approved a stock buyback program that authorized the Company to make up to $10 million of stock purchases in the open market or private transactions, in accordance with applicable SEC rules. The Company is under no obligation to repurchase any shares under this program, and the timing, actual number and value of shares that may be repurchased under this program will depend on a number of factors, including the Company's future financial performance, the Company's available cash resources and competing uses for the cash that may arise in the future, prevailing market prices of the Company's common stock and the number of shares that become available for sale at prices that the Company believes are attractive. During the years ended June 30, 2007 and 2006, the Company repurchased and retired

72,517 and 181,851 shares, respectively, for which it paid a total of approximately $949,000 and approximately $2,628,000, respectively. No shares were purchased pursuant to this program prior to March 2006.

No shares were purchased pursuant to this program during the quarter ended June 30, 2007 and, as of that date, the total dollar value of shares that could be purchased in the future under this program was $6,437,285.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected operating data for the fiscal years ended June 30, 2007, 2006 and 2005, and the selected balance sheet data at June 30, 2007 and 2006, that are set forth below are derived from the Company's audited consolidated financial statements included elsewhere in this Annual Report. The selected operating data for the fiscal years ended June 30, 2004 and 2003 and the related balance sheet data at June 30, 2005, 2004 and 2003 were derived from audited consolidated financial statements that are not included in this Annual Report. The following data should be read in conjunction with our consolidated financial statements and the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included below in this Annual Report.

On July 14, 2005, the Company purchased substantially all the assets of CoinFacts.com, which operates an Internet website on which it publishes detailed proprietary information and history on U.S. Coins for $500,000 in cash and $15,000 in other directly-related costs. On September 2, 2005, the Company acquired the common stock of Certified Coin Exchange ("CCE"), which operates a subscription-based dealer-to-dealer Internet bid-ask market for third-party certified coins for an aggregate purchase price of $2,377,000.

On November 8, 2005, the Company acquired Gem Certification & Appraisal Lab ("GCAL"), a gemological certification and grading laboratory. As part of that transaction, the Company also acquired Diamond Profile Laboratory, Inc. ("DPL"), a scientific diamond light performance analysis laboratory, and all publishing and other rights to *Palmieri's Market Monitor*, an educational and informative industry publication currently published by the Gemological Appraisal Association, Inc. ("GAA"). The Company paid an aggregate acquisition price of $3,268,000 in cash for GCAL, DPL and the publishing and other rights to *Palmieri's Market Monitor.*

On December 22, 2005, the Company acquired the business and substantially all of the assets of Gemprint Corporation ("Gemprint"), consisting primarily of a patented technology for non-invasive diamond identification which Gemprint used to digitally capture the unique refractive light pattern (or "Gemprint") of each diamond that is processed with that technology. The Company paid an aggregate purchase price for Gemprint's business and assets of $8,583,000 in cash, which included certain pre-acquisition liabilities and lease commitments, and agreed to pay additional contingent purchase price of $1 for each diamond that the Company registers using the Gemprint process in excess of 100,000 registrations per year during the five year period ending December 22, 2010.

Effective July 1, 2006, the Company acquired the business of Expos Unlimited LLC ("Expos"), a trade show management company that operates the Long Beach and the Santa Clara, California coins, stamp and collectibles expositions. The aggregate purchase price paid for this business was $2,475,000 in cash. Based on the future revenues of Expos, the Company may be obligated to make contingency payments up to an aggregate of $750,000 after five years, or July 2011.

On August 18, 2006, the Company acquired American Gemological Laboratories ("AGL"), an international colored gemstone certification and grading laboratory. The Company paid an aggregate acquisition price of $3,947,000 in cash for AGL, and, depending on AGL's future revenues, may become obligated to make contingent payments up to an aggregate of $3,500,000 over the next five years.

The operating results of each of these acquired businesses have been included in our consolidated results of operations from the respective dates of their acquisition by us.

In the third quarter of fiscal 2005, we completed a public offering in which we sold a total of 2,195,856 shares of our common stock at a public offering price of $17.50 per share The net proceeds to us from the sale of the shares in the offering, after payment of underwriting commissions and offering expenses, were approximately $35,657,000.

As previously disclosed, in December 2003 the Company approved, and during the balance of fiscal 2004 implemented, a plan to dispose of its collectibles sales businesses. As a result, the consolidated selected financial data set out below for the five years ended June 30, 2007 have been restated to classify the assets and related liabilities of those businesses as held for sale and the related operating results as discontinued operations. Therefore, for fiscal years 2003 through 2007, the income or loss from discontinued operations reflects the after-tax results of operations of those businesses through the respective dates of their disposal, plus any gain or loss recognized on the disposal of those businesses, plus any profit or loss realized on the disposal of the remaining assets of those businesses. In addition, in fiscal year 2006, discontinued operations also included the operations of CTP (a business we acquired as part of the CCE acquisition) for the three month period ended November 30, 2005, when we sold that business.

	Years Ended June 30, (in thousands, except per share data)				
	2007[1]	2006[1]	2005	2004	2003
Consolidated Statement of Operations Data:					
Net revenues	$40,452	$36,914	$33,607	$26,420	$ 20,337
Cost of revenues	19,297	14,890	12,239	10,322	8,754
Gross profit	21,155	22,024	21,368	16,098	11,583
Selling, general and administrative expenses	23,137	17,986	14,380	11,829	11,492
Amortization of intangible assets	950	269	21	-	-
Operating income (loss)	(2,932)	3,769	6,967	4,269	91
Interest income, net	2,144	2,346	906	135	94
Other income (expense), net	6	22	26	(25)	(6)
Income (loss) before provision (benefit) for income taxes	(782)	6,137	7,899	4,379	179
Provision (benefit) for income taxes	(39)	2,733	3,141	1,581	(557)
Income (loss) from continuing operations	(743)	3,404	4,758	2,798	736
Income (loss) from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	228	296	60	(1,068)	(2,202)
Cumulative effect of accounting change (net of income taxes)	-	-	-	-	(8,973)
Net income (loss)	$ (515)	$ 3,700	$ 4,818	$ 1,730	$(10,439)
Net income (loss) per basic share:					
Income (loss) from continuing operations	$ (0.09)	$ 0.40	$ 0.68	$ 0.45	$ 0.12
Income (loss) from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.03	0.04	0.01	(0.17)	(0.35)
Cumulative effect of accounting change (net of income taxes)	-	-	-	-	(1.45)
Net income (loss)	$ (0.06)	$ 0.44	$ 0.69	$ 0.28	$ (1.68)
Net income (loss) per diluted share:					
Income (loss) from continuing operations	$ (0.09)	$ 0.39	$ 0.64	$ 0.44	$ 0.12
Income (loss) from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.03	0.03	0.01	(0.17)	(0.35)
Cumulative effect of accounting change (net of income taxes)	-	-	-	-	(1.43)
Net income (loss)	$ (0.06)	$ 0.42	$ 0.65	$ 0.27	$ (1.66)
Weighted average shares outstanding:					
Basic	8,367	8,473	7,013	6,170	6,205
Diluted	8,367	8,782	7,452	6,463	6,294
Cash dividends paid on common stock[2]	$ 3,350	$ 674	$ -	$ -	$ -
Cash dividends paid per share of common stock	$ 0.40	$ 0.08	$ -	$ -	$ -
Balance Sheet Data:					
Cash and cash equivalents	$42,386	$52,110	$65,439	$21,454	$ 4,482
Working capital - continuing operations	42,208	54,812	68,576	22,308	4,566
Working capital – discontinued operations	-	75	338	991	13,803
Goodwill and Intangibles – continuing	23,249	14,473	79	-	-
Total assets – continuing operations	78,101	78,138	75,123	32,690	15,926
Total assets – discontinued operations	-	83	411	1,384	16,365
Stockholders' equity	68,891	71,906	70,566	29,366	26,319

1 Effective July 1, 2005, the Company adopted SFAS 123R, using the modified prospective transition method. Accordingly, in fiscal year 2006, cost of revenues and selling, general and administrative costs include $302,000 and $368,000, respectively, of stock-based compensation expense that was not required to be recognized as an expense in prior years. During fiscal year 2007, cost of revenues and selling, general and administrative costs include $194,000 and $532,000, respectively, of stock-based compensation expense that was not required to be recognized prior to FY2006. In addition, $164,000 was recognized during fiscal year 2007 as general and administrative expenses for restricted shares issued during FY 2007.

2 The payment of quarterly cash dividends commenced in the fourth quarter of fiscal year 2006 and cash dividends were paid in each of the four quarters of fiscal year 2007. See "Market for Common Stock and Related Stockholders Matters – Dividends" in Item 5 of this Report above.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Consolidated Financial Data" and our Consolidated Financial Statements and related notes, included elsewhere in Part II of this Annual Report. This discussion also should be read in conjunction with the information in Item IA of Part I of this Report, entitled "Risk Factors," which contains information about certain risks and uncertainties that can affect our business and our financial performance in the future.

Introduction and Overview

Our Business

Collectors Universe, Inc. (the "Company") provides grading and authentication services to dealers and collectors of high-value coins, sportscards, autographs, stamps, and vintage U.S. currency notes and to sellers and purchasers of diamonds and colored gemstones. We believe that our authentication and grading services add value to these collectibles and to diamonds and colored gemstones by enhancing their marketability and, thereby, providing increased liquidity to the dealers, collectors and consumers that own, buy and sell them.

We principally generate revenues from the fees paid for our authentication and grading services. To a much lesser extent, we generate revenues from: the sale of advertising on our websites; the sale of printed publications and collectibles price guides and advertising in such publications; the sale of Collectors Club membership subscriptions; from subscriptions to our CCE dealer-to-dealer Internet bid-ask market for certified coins; and the collectibles trade show conventions that we conduct.

Recent Business Acquisitions. On July 14, 2005, the Company purchased substantially all the assets of CoinFacts.com, which operates an Internet website on which it publishes detailed proprietary information and history on U.S. Coins for an aggregate purchase price of $515,000.

On September 2, 2005, the Company acquired the common stock of Certified Coin Exchange ("CCE"), which operates a subscription-based dealer-to-dealer Internet bid-ask market for third-party certified coins for an aggregate purchase price of $2,377,000.

On November 8, 2005, the Company acquired Gem Certification & Appraisal Lab ("GCAL"), a gemological certification and grading laboratory. As part of that transaction, the Company also acquired Diamond Profile Laboratory, Inc. ("DPL"), a scientific diamond light performance analysis laboratory, and all publishing and other rights to *"Palmieri's Market Monitor,"* an educational and informative industry publication currently published by the Gemological Appraisal Association, Inc. ("GAA"). The Company paid an aggregate acquisition price of $3,268,000 in cash for GCAL, DPL and the publishing and other rights to *Palmieri's Market Monitor.*

On December 22, 2005, the Company acquired the business and substantially all of the assets of Gemprint Corporation ("Gemprint"), consisting primarily of a patented technology for non-invasive diamond identification which Gemprint uses to digitally capture the unique refractive light pattern (or "Gemprint") of each diamond that is processed with that technology. The Company paid an aggregate purchase price for Gemprint's business and assets of $8,583,000 in cash, assumed certain pre-acquisition liabilities and lease commitments, and agreed to pay additional contingent purchase price of $1 for each diamond that the Company registers using the Gemprint process in excess of 100,000 registrations per year during the five year period ending December 22, 2010.

GCAL has incorporated the Gemprint process into its diamond grading process, so that each GCAL authenticated and graded diamond also carries a Gemprint image stored in GCAL's registered database, which enables GCAL to provide an additional measure of protection against misrepresentations of diamond quality that can occur by, for example, switching a diamond grading certificate issued for a higher quality diamond to a lower quality diamond.

Effective July 1, 2006, we acquired all of the outstanding ownership interests of Expos Unlimited LLC ("Expos"), a California limited liability company engaged in the business of owning and conducting collectibles trade shows and conventions, for an aggregate purchase price of $2,475,000 in cash. Depending on the future revenue performance of Expos, the Company may become obligated to make contingent payments to those former owners of up to an aggregate of $750,000 in July 2011. Expos owns and operates the Long Beach Coin, Stamp & Collectibles Expo ("Long Beach") and the Santa Clara Coin, Stamp & Collectibles Expo ("Santa Clara"), which comprise, in total, five trade shows that are held annually. At both the Long Beach and Santa Clara Expos, leading numismatic, philatelic and collectibles dealers offer rare and valuable collectibles to the public, while auctions of coins and currency are conducted by third party auction companies alongside exhibitions of major numismatic and collectible interest. We offer on-site authentication and grading services for the collectibles exhibited and bought and sold at those shows, with same day turnaround.

On August 18, 2006, we acquired American Gemological Laboratories ("AGL"), an international colored gemstone certification and grading laboratory. AGL is one of the leading third party authentication and grading services for colored gemstones, including colored gemstones that are sold at auction through Sotheby's and Christies and by jewelry retailers such as Cartier and Fred Leighton. The Company paid an aggregate acquisition price of $3,947,000 in cash for AGL, and, depending on the future revenue performance of AGL, the Company may become obligated to make payments of up to an aggregate of an additional $3,500,000 over the next five years.

The operating results of these acquired businesses have been consolidated into our operating results from the respective dates of their acquisition

Discontinued Operations. As previously disclosed, the remaining activities resulting from our divestiture of our collectibles auctions and sales businesses have been classified as discontinued operations and the discussion that follows focuses almost entirely on our authentication and grading businesses, which comprise substantially all of our continuing operations. During the year ended June 30, 2007, we generated cash of $599,000 from the sales of our discontinued collectibles sales businesses and the liquidation of the inventories and accounts receivable of those businesses that were not included in those sales. All of the remaining assets of those businesses, which totaled approximately $83,000 at June 30, 2006, were either liquidated during the fiscal year ended June 30, 2007 or fully reserved for on our balance sheet at June 30, 2007.

Factors That Can Affect our Financial Position and Operating Results

Factors that Can Affect our Revenues. Our revenues are comprised of (i) fees generated by the authentication and grading of high-value collectibles, and other high value assets consisting of diamonds and colored gemstones, and (ii) to a lesser extent, revenues from sales of collectibles club memberships; advertising on our websites and in printed publications and collectibles price guides; subscription-based revenues primarily related to our CCE dealer-to-dealer Internet bid-ask market for certified coins; and fees earned from the management, operation and promotion of collectibles trade shows and conventions.

Our authentication and grading revenues, which accounted for approximately 84% of our total net revenues in the fiscal year ended June 30, 2007, are primarily affected by (i) the volume and mix, among coins, sportscards and other collectibles and high value assets, of authentication and grading submissions; (ii) in the case of coins and sportscards, the "turn-around" times requested by our customers, because we charge higher fees for faster service times and (iii) the mix of authentication and grading submissions between vintage or "classic" coins and sportscards, on the one hand, and modern coins and sportscards, on the other hand, because dealers generally request faster turn-around times for vintage or classic coins and sports cards than they do for modern submissions, as vintage or classic collectibles are of significantly higher value and are more saleable by dealers than modern coins and sportscards.

Five of our coin authentication and grading customers accounted for approximately 14% and 22%, respectively, of our total net revenues in the fiscal years ended June 30, 2007 and 2006. As a result, the loss of any of those customers, or a decrease in the volume of grading submissions from any of them to us, would cause our net revenues to decline and, therefore, could adversely affect our profitability. During the fiscal year ended June 30, 2007, revenue earned from our trade show related activities decreased by approximately $1,660,000 as a result of a lower volume of authentication and grading submissions at trade shows primarily by these customers. We believe that this decline was primarily the result of lower gold prices in the first quarter of the current fiscal year, compared with the three months ended June 30, 2006, which reduced the volume of coin transactions and, therefore, the demand for our services at those shows. However, trade show activity can vary depending on a number of factors, including the timing of the shows or short-term decisions made by dealers during shows.

Factors Affecting our Gross Profit Margins. The gross profit margins on authentication and grading submissions also are primarily affected by (i) the volume and mix, among coins, sportscards and other collectibles and high value assets, of authentication and grading submissions, because we generally realize higher margins on coin submissions than on submissions of other collectibles and high-value assets; (ii) in the case of coins and sportscards, the "turn-around" times requested by our customers, because we charge higher fees for faster service times, (iii) the mix of authentication and grading submissions between vintage or "classic" coins and sportscards, on the one hand, and modern coins and sportscards, on the other hand, because dealers generally request faster turn-around times for vintage or classic coins and sports cards than they do for modern submissions, and (iv) the stage of development and the seasonality of our newly acquired businesses. Furthermore, because a significant proportion of our direct costs are fixed in nature, our gross profit is also affected by the overall volume of collectibles authenticated and graded in any period.

Impact of Economic Conditions on Financial Performance. We generate substantially all of our revenues from the collectibles and the diamond and colored gemstone markets. Accordingly, our operating results are affected by the financial performance of those markets, which depends to a great extent on (i) discretionary consumer spending and, hence, on the availability of disposable income, (ii) on other economic conditions, including prevailing interest and inflation rates, which affect consumer confidence, and (iii) the performance and volatility of the gold and other precious metals markets and the stock markets. These conditions primarily affect the volume of purchases and sales of collectibles which, in turn, affects the volume of authentication and grading submissions to us, because our services facilitate commerce in collectibles. Accordingly, factors such as improving economic conditions which usually result in increases in disposable income and consumer confidence, and volatility in and declines in the prices of stocks and a weakening in the value of the U.S. Dollar, which often lead investors to increase their purchases of precious metals, such as gold bullion and other coins and collectibles, usually result in increases in submissions of collectibles for our services. By contrast, the volume of collectibles sales and purchases and, therefore, the volume of authentication and grading submissions, usually decline during periods characterized by recessionary economic conditions and by declines in disposable income and consumer confidence or by increasing stock prices and relative stability in the stock markets.

The following table provides information regarding the respective number of coins, sportscards, autographs, currency, diamonds and colored gemstones that we graded or authenticated in the fiscal years ended June 30, 2007, 2006, and 2005 and their estimated values, which are the amounts at which those coins, sportscards and stamps and other high value assets were insured by the dealers and collectors who submitted them to us for grading and authentication.

	Units Processed					
	2007		2006		2005	
Coins	1,559,000	50%	1,789,000	55%	1,670,000	58%
Sportscards	1,262,000	41%	1,199,000	37%	1,084,000	38%
Autographs	170,000	5%	181,000	6%	77,000	3%
Stamps	66,000	2%	38,000	1%	26,000	1%
Currency[1]	36,000	1%	29,000	1%	3,000	-
Diamonds[2]	25,000	1%	5,000	-	-	-
Colored Gemstones[3]	1,000	-	-	-	-	-
Total	3,119,000	100%	3,241,000	100%	2,860,000	100%

	Declared Values (000)					
	2007		2006		2005	
Coins	$1,435,000	82%	$1,613,000	90%	$1,191,000	91%
Sportscards	88,000	5%	75,000	4%	66,000	5%
Autographs	24,000	1%	15,000	1%	26,000	2%
Stamps	12,000	-	21,000	1%	17,000	1%
Currency[1]	32,000	2%	43,000	2%	8,000	1%
Diamonds[2]	97,000	6%	27,000	2%	-	-
Colored Gemstones[3]	62,000	4%	-	-	-	-
Total	$1,750,000	100%	$1,794,000	100%	$1,308,000	100%

[1] We commenced our currency authentication and grading business in fourth quarter of 2005.

[2] We commenced the authentication and grading of diamonds in the second quarter of 2006 when we acquired GCAL and Gemprint.

[3] We commenced the authentication and grading of colored gemstones in the first quarter of 2007, when we acquired AGL.

Overview of Fiscal 2007 Operating Results

As the following table indicates, we sustained an operating loss of nearly $3.0 million in fiscal 2007 as compared to operating income of nearly $3.8 million in fiscal 2006, despite a 9.6% increase in net revenues, due primarily to the combined effects of an increase in costs of revenues, a decline in our gross profit margin and an increase in selling, general and administrative expenses and amortization of intangible assets. As a result we sustained a loss from continuing operations of $743,000 in fiscal 2007 as compared to income from continuing operations of $3.4 million in fiscal 2006, primarily as a result of the above factors that impacted operating income, as well as decreased interest income earned in fiscal 2007.

	2007 Amount	%	2006 Amount	%	2007 vs 2006 % of Change
Net revenues	$40,452	100.0%	$36,914	100.0%	9.6%
Cost of revenues	19,297	47.7%	14,890	40.3%	29.6%
Gross profit	21,155	52.3%	22,024	59.7%	(3.9)%
Selling and marketing expenses	7,497	18.5%	4,918	13.4%	52.4%
General and administrative expenses	15,640	38.7%	13,068	35.4%	19.7%
Amortization of intangible assets	950	2.3%	269	0.7%	253.1%
Operating income (loss)	(2,932)	(7.2)%	3,769	10.2%	(177.8)%
Interest income, net	2,144	5.3%	2,346	6.3%	(8.6)%
Other income	6	-	22	0.1%	(72.7)%
Income before provision for income taxes	(782)	(1.9)%	6,137	16.6%	(112.7)%
Provision (benefit) for income taxes	(39)	(0.1)%	2,733	7.4%	(101.4)%
Income (loss) from continuing operations	(743)	(1.8)%	3,404	9.2%	(121.8)%
Income from discontinued operations[1]	228	0.5%	296	0.8%	(23.0)%
Net income (loss)	$ (515)	(1.3)%	$ 3,700	10.0%	(113.9)%
Net income (loss) per diluted share:					
Income from continuing operations	$ (0.09)		$0.39		(123.2)%
Income from discontinued operations[1]	0.03		0.03		-
Net income (loss)	$ (0.06)		$ 0.42		(114.2)%

1 Net of gain on sales of discontinued businesses (net of income taxes).

The decline in our gross margin in fiscal 2007 was due primarily to (i) an increase in coin grader-related compensation costs, which are classified as costs of revenues in our statements of operations, (ii) a change in the mix of collectibles and high value assets graded to a lower proportion of coins, on which we realize higher margins than on authentication and grading of other collectibles; and (iii) the early stage of our diamond and colored gemstone businesses, as we build capacity in anticipation of increased revenues in future periods.

The increase in selling and marketing costs in fiscal 2007 was primarily due to (i) costs of approximately $1,863,000, primarily related to the promotion and marketing of our new businesses; and (ii) increased collectibles trade-show expenses and promotional expenses, due primarily to an increase in the number of collectibles trade shows in which we participated in fiscal 2007 and increased resources allocated to each show.

The increase in general and administrative expenses in fiscal 2007, was primarily attributable to expenses incurred in connection with (i) the acquisition and operation of newly acquired businesses, (ii) investments in infrastructure to support our expanded operations, and (iii) stock-based compensation costs arising from new option grants and the issuance of restricted shares in fiscal 2007.

The increase in amortization of intangible assets, primarily reflects amortization expense from (i) business acquisitions; and (ii) capitalized software projects.

These, as well as other factors affecting our operating results in fiscal 2007, are described in more detail below.

Critical Accounting Policies and Estimates

General. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), we record our assets at the lower of cost or fair value. In determining the fair value of certain of our assets, principally accounts and notes receivable and inventories, we must make judgments, estimates and assumptions regarding circumstances or trends that could affect the value of those assets, such as economic conditions or trends that could impact our ability to fully collect our accounts receivable or realize the value of our inventories in future periods. Those judgments, estimates, and assumptions are based on current information available to us at that time. Many of those conditions, trends and circumstances, however, are outside of our control and, if changes were to occur in the events, trends or other circumstances on which our judgments or estimates were based, or other unanticipated events were to happen that might affect our operations, we may be required under GAAP to adjust our earlier estimates. Changes in such estimates may require that we reduce the carrying value of the affected assets on our balance sheet (which are commonly referred to as "write-downs" of the assets involved).

It is our practice to establish reserves or allowances to record such downward adjustments or "write-downs" in the carrying value of assets such as accounts and notes receivable and inventory. Such write-downs are recorded as charges to income or increases in expense in our statement of operations in the periods when those reserves or allowances are established or increased to take account of changed conditions or events. As a result, our judgments, estimates and assumptions about future events and changes in the conditions, events or trends upon which those estimates and judgments were made, can and will affect not only the amounts at which we record such assets on our balance sheet, but also our results of operations.

The decisions as to the timing of adjustments or write-downs of this nature also require subjective evaluations or assessments about the effects and duration of events or changes in circumstances. For example, it is difficult to predict whether events or conditions, such as increases in interest rates or economic slowdowns, will have short or longer term consequences for our business, and it is not uncommon for it to take some time after the occurrence of an event or the onset of changes in economic circumstances for the full effects of such events or changes to be recognized. Therefore, management makes such estimates based upon the information available at that time and reevaluates and adjusts its reserves and allowances for potential write-downs on a quarterly basis.

Under GAAP, businesses also must make estimates or judgments regarding the periods during which, and also regarding the amounts at which, sales are recorded. Those estimates and judgments will depend on a number of factors, including whether customers are granted rights to reject or adjust the payment for the services provided to them.

During fiscal year 2006 and in the first quarter of fiscal year 2007, we acquired certain businesses and, in accordance with GAAP, we accounted for those acquisitions using the purchase method of accounting. That accounting method required us to allocate the amount paid for those businesses in excess of the fair value of the assets and liabilities acquired and assumed, and to classify that excess as goodwill. In accordance with GAAP, we evaluate goodwill for impairment at least annually or more frequently if we believe that goodwill has been impaired in the interim due to changing facts or events (see "*Long-Lived Assets*" below). Other intangible assets that are separable from goodwill and have definite lives are subject to amortization over their remaining useful lives. Indefinite-lived intangible assets are subject to on-going evaluation for impairment. Management formally evaluates the carrying value of its goodwill and other indefinite-lived intangible assets for impairment on the anniversary date of each of the acquisitions that gave rise to the recording of such assets. In the event it was determined, from any such impairment analysis, that the estimated fair value of any such asset had declined below its carrying value, we would be required to recognize an impairment charge that would have the effect of reducing our income in the period when that charge was recognized.

In making our estimates and assumptions, we follow GAAP in order to enable us to make fair and consistent estimates of the fair value of assets and to establish adequate reserves or allowances for possible write-downs in the carrying values of our assets.

Set forth below is a summary of the accounting policies and critical estimates that we believe are material to an understanding of our financial condition and results of operations.

Revenue Recognition Policies. We generally record revenue at the time of shipment of the authenticated and graded collectible or high-value assets to the customer. Many of our authentication and grading customers prepay our authentication and grading fees when they submit their collectible items to us for authentication and grading. We record those prepayments as deferred revenue until their graded collectibles are shipped back to them. At that time, we record the revenues from the authentication and grading services we have performed for the customer and deduct this amount from deferred revenue. For certain dealers to whom we extend open account privileges, we record revenue at the time of shipment of the authenticated and graded collectible to the dealer.

With respect to our Expos trade show business, we recognize revenue generated by the promotion, management and operation of collectibles conventions and trade shows in the periods in which the shows take place.

A portion of our net revenues are comprised of subscription fees paid by customers for a membership in our Collectors Club. Those memberships entitle members access to our on-line and printed publications, and sometimes also to vouchers for free grading services. We record revenue for this multi-element service arrangement in accordance with EITF 00-21, *Accounting for Revenue Arrangements With Multiple Deliverables*, by recognizing approximately 60% of the subscription fee in the month following the membership purchase, on the basis that Collectors Club members typically utilize their vouchers for free grading services within 30 days of subscribing for memberships. The balance of the membership fee is recognized as revenue over the life of the membership, which can range from one to two years. We evaluate, at least semi-annually, the relative fair values of the deliverables and the percentage factors used to allocate the membership fee between the grading and the publication services provided under this membership service.

Accounts Receivable, Notes Receivable and the Allowance for Doubtful Accounts. In the normal course of our authentication and grading business, we extend payment terms to many of the larger, more creditworthy dealers or distributors who submit collectibles or high-value assets to us for authentication and grading on a recurring basis. In addition, primarily in connection with our coin dealer financing programs, we make advances or extend credit under notes receivable arrangements. We regularly review our accounts and notes receivable, estimate the amount of, and establish an allowance for, uncollectible amounts in each quarterly period. The amount of that allowance is based on several factors, including the age and extent of significant past due amounts, and in the case of notes receivable, the current value of the collateral we hold as security for the payment obligations under the notes receivable, and known conditions or trends that may affect the ability of account debtors or note obligors to pay their accounts or notes receivable balances. Each quarter we review estimates of uncollectible amounts and such economic or other conditions or trends in order to enable us to determine whether or not to adjust the amount of the allowance. For example, if the financial condition of certain dealers or economic conditions were to deteriorate, adversely affecting their ability to make payments on their accounts or notes, increases in the allowance may be required. Since the allowance is created by recording a charge against income that is reflected in general and administrative expenses, an increase in the allowance will cause a decline in our operating results in the period when the increase is recorded.

Inventory Valuation Reserve. Our collectibles inventories are valued at the lower of cost or fair value and have been reduced by an inventory valuation allowance to provide for potential declines in the value of those inventories. The amount of the allowance is determined and is periodically adjusted on the basis of market knowledge, historical experience and estimates concerning future economic conditions or trends that may impact the sale value of the collectibles inventories. Additionally, due to the relative uniqueness of some of the collectibles included in our collectibles inventory, valuation of such collectibles often involves judgments that are more subjective than those that are required when determining the market values of more standardized products.

If there were to be an economic downturn or there were to occur other events or circumstances that are likely to make it more difficult to sell, or that would lead us to reduce the sales prices of, those collectibles, it may become necessary to increase the reserve. Increases in this reserve will cause a decline in operating results, because such increases are recorded by charges against income.

Grading Warranty Costs. We offer a limited warranty covering the coins, sportscards, stamps and currency that we authenticate and grade. Under the warranty, if any collectible that was previously authenticated and graded by us is later submitted to us for re-grading and either (i) receives a lower grade upon that resubmittal or (ii) is determined not to have been authentic, we will offer to purchase the collectible or pay the difference in value of the item at its original grade as compared with its lower grade. However, this warranty is voided if the collectible, upon resubmittal to us, is not in the same tamper resistant holder in which it was placed at the time we last graded it. We offer a similar limited warranty of two years' duration on the diamonds we grade. We accrue for estimated warranty costs based on historical trends and related experience. To date our reserves have proved to be adequate. However, if warranty claims were to increase in relation to historical trends and experience, we would be required to increase our warranty reserves and incur additional charges that would adversely affect our results of operations in those periods during which the warranty reserve is increased.

Long-Lived Assets. We regularly conduct reviews of property and equipment and other long-lived assets, including certain identifiable intangibles and goodwill, for possible impairment. Such reviews occur annually or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable in full. In order to determine if the value of a definitive-lived asset is impaired, we make an estimate of the future undiscounted cash flows expected to result from the use of that asset and its eventual disposition and determine its fair value by discounting those cash flows to present value using a discount rate commensurate with management's estimates of the business risks associated with the asset. If that estimated fair value is less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. During fiscal 2007, we recognized approximately $55,000 in impairment charges related to fixed assets.

Stock-Based Compensation. We recognize share-based compensation expense based on the fair value recognition provision of SFAS No. 123(R), *Share-Based Payment*, using the Black-Scholes option valuation method. Under that method, assumptions are made with respect to the expected lives of the options or other stock awards granted, the expected volatility of the Company's stock, dividend yield percentage and the risk-free interest rate at the date of grant. In addition, under SFAS No. 123(R), we recognize and report share-based compensation expense net of an estimated forfeiture rate that we expect will occur over the vesting period, which we estimate on the basis of historical forfeiture experience or other factors that could affect future forfeitures. Once we determine the compensation expense of a stock award, that expense is recognized in our Consolidated Statements of Operations over its vesting period using the straight-line attribution method. During fiscal 2007, we issued restricted shares to outside members of the Board of Directors and to our CEO and, accordingly, we recognized stock-based compensation over the vesting period of such restricted shares, based upon the closing stock prices of the shares on their respective dates of the grant, net of an estimated forfeiture rate.

Capitalized Software. In the fiscal year 2007 and 2006, we capitalized approximately $1,483,000 and $421,000, respectively, of software development costs related to a number of in-house software development projects, in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* SOP 98-1 requires that certain costs incurred, either from internal or external sources, be capitalized as part of intangible assets and amortized on a straight-line basis over the useful life of the software. Planning, training, support and maintenance costs incurred either prior to or following the implementation phase are recognized as expense in the period in which they are incurred. During the fiscal year ended June 30, 2007 and 2006, we recorded approximately $193,000 and $11,000, respectively, as amortization expense related to such capitalized software projects. We evaluate the carrying values of capitalized software to determine if the carrying values are impaired, and, if necessary, an impairment loss is recorded in the period in which the impairment occurs.

Income Taxes and Deferred Tax Assets. We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets or liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. At June 30, 2006 and 2007, approximately $1,756,000 and $1,020,000, respectively, were recorded as deferred tax assets, and management believes that it is more likely than not that these deferred tax assets will be realized in the future. As of June 30, 2006 and 2007, there was $0 and $22,000, respectively, recorded as a valuation allowance. At June 30, 2007, we recorded a deferred tax liability in the amount of $869,000, primarily related to the acquisition of AGL.

Results of Operations

The following table sets forth certain financial data, expressed as a percentage of net revenues, derived from our Consolidated Statements of Operations for the respective periods indicated below:

	Fiscal Years Ended June 30,		
	2007	**2006**	**2005**
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	47.7%	40.3%	36.4%
Gross profit	52.3%	59.7%	63.6%
Operating expenses:			
Selling and marketing expenses	18.5%	13.4%	10.5%
General & administrative expenses	38.7%	35.4%	32.3%
Amortization of intangible assets	2.3%	0.7%	0.1%
Total operating expenses	59.5%	49.5%	42.9%
Operating income (loss)	(7.2)%	10.2%	20.7%
Interest income, net	5.3%	6.4%	2.7%
Other income	-	-	0.1%
Income (loss) before provision for income taxes	(1.9)%	16.6%	23.5%
Provision (benefit) for income taxes	(0.1)%	7.4%	9.3%
Income (loss) from continuing operations	(1.8)%	9.2%	14.2%
Income from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.5 %	0.8%	0.1%
Net income (loss)	(1.3)%	10.0%	14.3%

Net Revenues. Grading and authentication fees consist primarily of fees generated from the authentication and grading of high-value collectibles and high-value assets. Fees generated from the authentication and grading of collectibles include coins, sportscards, autographs, stamps and currency and for high-value assets, diamonds and colored gemstones. To a lesser extent, we generate other-related service revenues from sales of collectibles club memberships; the sale of advertising on our websites and in printed publications and collectibles price guides; subscription-based revenues primarily related to our CCE dealer-to-dealer Internet bid-ask market for certified coins; and fees earned from promoting, managing and operating collectibles conventions. Net revenues are determined net of discounts and allowances.

The following tables set forth our total net revenues for the fiscal years ended June 30, 2007, 2006 and 2005, broken out between grading and authentication services and other related services:

	2007		2006		2007 vs. 2006 Increase (Decrease)	
	Amount	**% of Net Revenues**	**Amount**	**% of Net Revenues**	**Amount**	**% of Net Revenues**
			(Dollars in thousands)			
Grading and authentication fees	$34,003	84.1%	$33,221	90.0%	$ 782	2.4%
Other related services	6,449	15.9%	3,693	10.0%	2,756	74.6%
Total net revenues	$40,452	100.0%	$36,914	100.0%	$3,538	9.6%

	2006		2005		2006 vs. 2005 Increase (Decrease)	
	Amount	**% of Net Revenues**	**Amount**	**% of Net Revenues**	**Amount**	**% of Net Revenues**
			(Dollars in thousands)			
Grading and authentication fees	$33,221	90.0%	$30,955	92.1%	$ 2,266	7.3%
Other related services	3,693	10.0%	2,652	7.9%	1,041	39.2%
Total net revenues	$36,914	100.0%	$33,607	100.0%	$3,307	9.8%

The following tables set forth certain information regarding the increases or decreases in net revenues in our larger markets (which are inclusive of revenues from our other related services) and in the numbers of collectibles and diamonds and colored gemstones that we authenticated and graded in the fiscal years ended June 30, 2007, 2006 and 2005:

	2007		2006		2007 vs. 2006 Increase (Decrease)			
					Revenues		Units Processed	
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amounts	Percent	Number	Percent
				(Dollars in thousands)				
Coins	$23,317	57.6%	$23,829	64.6%	$ (512)	(2.1)%	(230,000)	(12.9)%
Sportscards	8,797	21.8%	8,461	22.9%	336	4.0%	63,000	5.3%
Other[1]	8,338	20.6%	4,624	12.5%	3,714	80.3%	45,000	17.8%
	$40,452	100.0%	$36,914	100.0%	$3,538	9.6%	(122,000)	(3.8)%

	2006		2005		2006 vs. 2005 Increase (Decrease)			
					Revenues		Units Processed	
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amounts	Percent	Number	Percent
				(Dollars in thousands)				
Coins	$23,829	64.6%	$23,203	69.0%	$ 626	2.7%	119,000	7.1%
Sportscards	8,461	22.9%	8,143	24.2%	318	3.9%	115,000	10.6%
Other[1]	4,624	12.5%	2,261	6.8%	2,363	104.5%	147,000	138.7%
	$36,914	100.0%	$33,607	100.0%	$3,307	9.8%	381,000	13.3%

[1] Consists of revenues from the authentication and grading of autographs, stamps, currency businesses and our CFC dealer financing business during all periods presented. Also includes revenues from (i) the CCE subscription business from September 2, 2005, (ii) the authentication and grading of diamonds from November 2005, when we completed our acquisition of GCAL, (iii) the collectibles convention business from July 2006, when we completed our acquisition of Expos, and (iv) the authentication and grading of colored gemstones from August 2006, when we completed our acquisition of AGL.

Fiscal 2007 vs. 2006

Revenues increased by $3,538,000 or 9.6% to $40,452,000 in fiscal year 2007, compared to $36,914,000 in fiscal year 2006. This increase was attributable primarily to (i) an increase of approximately $2,756,000, or 74.6%, in revenues generated primarily by the non-grading related services, primarily related to businesses we acquired in the fiscal year 2006 and first three months of fiscal 2007, and (ii) an increase of approximately $782,000, or 2.4%, in grading and authentication revenues. The increase in grading and authentication revenues was largely attributable to increases in the volume of submissions of sportscards, other collectibles and diamonds and colored gemstones, which more than offset a decline in coin authentication and grading revenues. Approximately $2,200,000 of the increase in our fiscal 2007 revenues was generated by the collectibles convention business and our colored gemstone grading business, AGL, both of which we acquired in the first three months of fiscal 2007. Excluding the contribution made by those two businesses, revenues grew by 3.6% in 2007 as compared to fiscal 2006.

The 74.6% increase in revenues generated by our non-grading related service businesses in 2007, as compared to fiscal 2006, was primarily attributable to (i) increased sales of Collectors Club memberships and CCE subscriptions, (ii) an increase in interest earned as a result of an increase in the average amount of loans outstanding to dealers under our dealer finance program, and (iii) revenues generated by our collectibles convention business that was acquired at the beginning of fiscal 2007.

The 2.4% increase in grading and authentication revenues was driven by a 6.4% increase in the average service price per unit for our grading and authentication businesses, compared to the prior fiscal year, offset by a 3.8% decrease in total units graded. Coin grading revenues decreased by 4.3% and the number of units graded decreased by 12.9%, primarily driven by (i) a $1,660,000 decrease in show and invitational revenues (ii) a net $170,000 decrease in revenue attributable to a decrease in First Strike/Bulk units graded, partially offset by an increase in the average service fees earned on those units; (iii) a $880,000 increase in revenue due to an increase in the volume of vintage collectibles submissions; and (iv) increases in other coin-related services. We believe the reduction in the First Strike submissions was due to a number of factors, including a dispute related to PCGS' trademarked First Strike designation, which has since been resolved.

For sportscards, the 5.3% increase in the number of units graded was partially offset by a 14.9% decrease in advertising revenue, and resulted in a 4.0% increase in net revenues.

A 17.8% increase in units graded and authenticated for other collectibles and diamonds and colored gemstones resulted in a 35.5% increase in the grading and authentication revenues generated by those businesses in 2007, as compared to 2006, primarily driven by increases in the volume of diamond and stamp grading submissions, as well as the contribution to our revenues of our colored gemstone authentication and grading business, which we acquired in August of 2006.

Fiscal 2006 vs. 2005

Revenues increased by $3,307,000 or 9.8% to $36,914,000 in fiscal year 2006, compared to $33,607,000 in fiscal year 2005. This increase was comprised of (i) an increase of $2,266,000, or 7%, in grading and authentication revenues, and (ii) an increase in revenues from other services that we sell of approximately $1,041,000, or 39%, that was primarily attributable to revenues generated by the businesses we acquired in the first six months of fiscal year 2006. Approximately $1,600,000 of our fiscal 2006 revenues were generated by GCAL and CCE (which we acquired in the first half of fiscal 2006) and by our currency authentication and grading business and our dealer lending business, which recorded their first full year of operations following their launch in the latter half of 2005. As a result, revenue growth in 2006, excluding those four businesses, was 5% over fiscal 2005.

The 7% increase in grading and authentication revenues in fiscal 2006 was driven by a 13% increase in the number of units graded and authenticated, compared to the prior fiscal year. Coin grading revenues increased by 2%, compared to a 7% increase in the number of units graded, because modern coin grading submissions (on which we earn a lower service fee) represented a higher proportion of total coins graded in fiscal year 2006, compared to fiscal 2005, primarily as a result of increased submissions attributable to the Company's *First Strike* program in fiscal 2006. The number of sportscards graded increased by 11% in 2006, while sportscard grading revenues increased by 4%, reflecting a decrease in the average grading service fee due to a higher proportion of sportscards graded at special pricing than in 2005. The number of other collectibles graded and authenticated in 2006 increased by 139%, while grading and authentication revenues attributable to grading submissions of such collectibles increased by 70%, primarily reflecting a reduction in pricing of our autograph authentication services to make those services more attractive to a larger number of dealers and collectors.

The number of coins graded and authenticated in fiscal 2006 increased by 7%, as compared to the prior year, due primarily to an increase in coin submissions under the Company's *First Strike* program. That increase more than offset a reduction in the number of units submitted by a coin dealer that had been our largest customer until the fourth quarter of fiscal 2005, when its owner sustained a serious illness. Revenues attributable to coin submissions by that customer declined from 9% of total revenues in fiscal 2005 to 4% of total revenues for fiscal 2006.

Gross Profit

Gross profit is calculated by subtracting the cost of revenues from net revenues. Gross profit margin is gross profit stated as a percent of net revenues. The costs of authentication and grading revenues consist primarily of labor to authenticate and grade collectibles, production costs, credit card fees, warranty expense, occupancy, security and insurance costs that directly relate to providing authentication and grading services. Cost of revenues also includes printing and other direct costs of the revenues generated by our other (non-grading) service businesses. In addition, costs of revenues include stock-based compensation earned by employees whose compensation is classified as part of the cost of authentication and grading revenues.

Set forth below is information regarding our gross profits in the fiscal years ended June 30, 2007, 2006 and 2005.

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	2006	2005
Gross profit	$21,155	$22,024	$21,368
Gross profit margin	52.3%	59.7%	63.6%

2007 vs. 2006. The decline in our gross profit margin to 52.3% in the fiscal year ended June 30, 2007, from 59.7% in fiscal 2006, was attributable to a number of different factors, including the following: (i) a decline in the gross margin on coin authentication and grading, due primarily to an increase in costs resulting from the addition of new coin grading capacity in anticipation of increased volumes of submissions and to reduce the turnaround times within which coins are authenticated and graded; (ii) a decline in the gross margin realized on sportscard authentication and grading services, due primarily to a decrease in sportscard related advertising revenues and higher production costs incurred due to a change in the mix of sportscard units graded in 2007 as compared to 2006; (iii) a change in the mix of our authentication and grading revenues to a lower proportion of coin authentication and grading revenues, on which we have historically realized higher margins than on the authentication and grading of other collectibles, as coin revenues represented approximately 58% of total net revenues in the fiscal 2007, compared to approximately 65% of total net revenues in fiscal 2006; and (iv) the early stage of our diamond and colored gemstone grading businesses as we build our diamond grading capacity in anticipation of increased revenues in future periods. The decline was partially offset by a $108,000 decrease in the stock-based compensation costs classified as cost of revenues in fiscal 2007, from $302,000 in fiscal 2006.

2006 vs. 2005. The decline in our gross profit margin to 59.7% in fiscal year 2006 from 63.6% in fiscal 2005, was primarily attributable to (i) a modest decline in the average service fees for coin authentication and grading services due to a change in the mix of coin submissions in 2006 as compared to 2005; (ii) a $410,000 increase in coin grader-related compensation costs in fiscal 2006, as a result of an increase in the number of graders and the implementation of changes to their compensation structure; (iii) a change in the mix of collectibles and diamonds graded to a lower proportion of coins, on which we realize higher margins than on the authentication and grading of other collectibles and diamonds; and (iv) stock-based compensation expense of $302,000 for fiscal 2006, recorded as required by SFAS No. 123(R). Coin revenues represented approximately 65% of total net revenues in fiscal 2006, compared to approximately 69% of total net revenues in fiscal 2005.

Selling and Marketing Expenses

Selling and marketing expenses are comprised primarily of advertising and promotions costs, trade-show related expenses, customer service personnel costs and third party consulting costs.

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	2006	2005
Selling and marketing expenses	$7,497	$4,918	$3,534
As a percentage of net revenues	18.5%	13.4%	10.5%

2007 vs. 2006. The increases in selling and marketing expenses of $2,579,000 in absolute dollars and 5.1% as a percentage of net revenues, in fiscal 2007, compared to the prior fiscal year, were primarily attributable to (i) an increase of approximately $1,863,000 in sales and marketing costs to market and promote our new businesses, including our diamond grading business (which we acquired in November 2005), our colored gemstone grading business (which we acquired in August 2006), and our CCE auction subscription business (which we acquired in September 2005); (ii) a $339,000 increase in sales and marketing costs primarily to promote our coin and sportscard authentication and grading services at trade shows (including an increase in the number of trade shows attended) and in other channels; and (iii) increases in general marketing costs, including an increase in marketing-related compensation costs attributable to the hiring, in November 2006, of a chief marketing officer for our diamond and colored gemstone grading businesses.

2006 vs. 2005. The increase of $1,384,000 in selling and marketing expenses in fiscal year 2006, compared to fiscal year 2005, was primarily attributable to (i) costs of approximately $850,000 incurred in fiscal 2006 in connection with the commencement of marketing programs for the businesses that we acquired in the first six months of fiscal year 2006, including $600,000 that was used to market our new diamond grading business, and the launch of the Company's currency grading division; (ii) an increase of approximately $330,000 in marketing expenses incurred to promote our coin and sportscard grading services at trade shows, including an increase in the number of trade shows at which we offered those services to dealers and collectors, as compared to the number in 2005; (iii) increased advertising and promotional expenses of approximately $220,000 incurred primarily to promote the Company's *First Strike* program; and (iv) increases in personnel costs in our customer service departments. We made the decision to increase expenditures to promote our grading and authentication services at trade shows and to increase the number of trade shows at which we offer those services, because we are able to generate higher average coin and sportscard grading service fees at trade shows due to the faster turnaround times demanded by dealers and collectors attending those shows.

General and Administrative Expenses. General and administrative ("G&A") expenses are comprised primarily of compensation paid to general and administrative personnel, including executive management, finance and accounting, information technology personnel, facilities management costs and other miscellaneous expenses. Since fiscal 2006, G&A expenses also have included stock-based compensation costs arising from the grant of stock awards to executive management, finance and accounting, information technology personnel, in accordance with SFAS No. 123(R) which, in the case of the Company, became effective as of July 1, 2005.

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	**2006**	**2005**
General & administrative expenses	$15,640	$13,068	$10,846
As a percentage of net revenues	38.7%	35.4%	32.3%

2007 vs. 2006. The increase in G&A expenses of $2,572,000 in fiscal 2007, compared to prior fiscal year, was primarily attributable to (i) expenses, totaling approximately $1,723,000, incurred in connection with initiatives to grow our recently acquired diamond, colored gemstone, and trade show businesses; (ii) increased costs of approximately $560,000, to upgrade and expand our internal systems to support an increased volume of business and our entry into new markets; and (iii) increased business development costs of approximately $300,000, incurred in connection with our coin authentication and grading business. Such cost increases were partially offset by a reduction in litigation-related costs in fiscal 2007, compared to the same periods of fiscal 2006, during which we incurred legal fees and expenses in connection with the Miller trial. Stock-based compensation costs (including $164,000 of amortization expense related to restricted stock awards) included in general and administrative expenses for fiscal 2007 were $688,000, compared with $367,000 for fiscal 2006.

2006 vs. 2005. The increase in general and administrative expenses of $2,222,000 in fiscal 2006 was primarily attributable to expenses incurred in connection with the acquisition and integration into our operations of the businesses we acquired in the first half of 2006, investments in infrastructure to support the growth of our businesses, litigation costs, audit and Sarbanes-Oxley compliance costs and stock-based compensation costs (arising from the adoption of SFAS 123(R)). The increased costs associated with the acquired businesses totaled approximately $840,000. We also incurred approximately $300,000 in connection with the implementation of our business acquisition and expansion program in fiscal 2006. The increased infrastructure costs of approximately $650,000 in fiscal 2006 included investments in information technology systems and one-time space-related costs to support the growth of our businesses. Litigation costs were approximately $190,000 higher in fiscal 2006 than in fiscal 2005, primarily attributable to the costs of the trial in the Miller lawsuit that took place in the second quarter of fiscal 2006. Increased audit, Sarbanes- Oxley and tax compliance costs of approximately $400,000 were incurred primarily in the first and fourth quarters of fiscal 2006. These costs were partially offset by the $500,000 decrease in settlement of a lawsuit expense (as discussed below). Stock-based compensation costs recognized pursuant to SFAS 123(R) and included in general and administrative expenses for fiscal 2006 were $367,000, as compared to fiscal 2005 during which no stock-based compensation costs were required to be recognized.

Also included in general and administrative expenses in 2005 is a settlement of a legal action brought by Real Legends, Inc., a seller of sports cards against When It Was a Game ("WIWAG"), a sports card dealer, and against us as a co-defendant. Pursuant to the settlement terms, all of the claims asserted against the Company by plaintiff were settled and plaintiff terminated the litigation, with prejudice, and we paid plaintiff $600,000, of which $100,000 was reimbursed to us by one of our insurers. As a result, the net cost to us of that settlement was $500,000, or 1.5% of our fiscal 2005 net revenues.

Amortization of Intangible Assets

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	2006	2005
Amortization Expense	$950	$269	$21
As a percentage of net revenues	2.3%	0.7%	0.1%

The increases in amortization expense are due primarily to an increase in intangible assets that resulted from the business acquisitions that we consummated in fiscal 2006 and in the first quarter of fiscal 2007 and the amortization of capitalized software. Those assets are being amortized over their estimated useful lives as described in note 2 to our Consolidated Financial Statements included in Item 8 of this Report.

Stock-Based Compensation

In accordance with SFAS No. 123(R) – *Share-Based Payment* which, in the Company's case, became effective as of July 1, 2005, we recognized stock-based compensation of $890,000 and $670,000 during fiscal 2007 and 2006, respectively. That stock-based compensation was recorded as part of (i) costs of sales, in the case of stock awards granted to employees in our authentication and grading businesses, (ii) selling and marketing expenses in the case of stock awards granted to marketing and sales personnel and (iii) general and administrative expenses in the case of stock awards granted to directors, executive and financial management and administrative personnel, as follows:

	Year Ended June 30, 2007	Year Ended June 30, 2006
Cost of revenues	$194,000	$302,000
Selling and marketing expenses	8,000	1,000
General and administrative expenses	688,000	367,000
	$890,000	$670,000

Prior to the adoption of SFAS No 123(R), we accounted for stock-based compensation in accordance with the Accounting Principle Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense was recorded at the date of grant only if the quoted market price of the underlying stock on that date exceeded the exercise or purchase price of the options or stock awards. However, we have disclosed, in the notes to our Consolidated Financial Statements, pro forma net earnings and pro forma net earnings per share for fiscal year 2005 as if the fair value of all stock options and other stock awards, as of their respective grant dates, were recognized as expense over the vesting periods of those options in accordance with SFAS No. 123 *Accounting for Stock-Based Compensation.*

We adopted SFAS No. 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in fiscal 2006 include: (i) compensation cost for all share-based awards granted prior to, but not yet vested as of July 1, 2005, based on their respective grant date fair values estimated in accordance with the original provisions of SFAS No. 123; and (ii) compensation cost for all share-based awards granted subsequent to June 30, 2005, based on their respective grant-date fair values estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective method, results for the corresponding periods of the prior year have not been restated and the Company will continue to disclose the pro forma effect of option grants on net earnings and net earnings per share for periods ended prior to July 1, 2005 in the notes to our Consolidated Financial Statements.

We will also continue to account for equity instruments issued to persons other than Company employees and directors ("non-employees") in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.* All transactions in which goods or services are the consideration received for equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of any such equity instrument is the earliest to occur of (i) the date on which the third-party performance is complete, (ii) the date on which it is probable that performance will occur, or (iii) if different, the date on which the compensation has been earned by the non-employee. However, no equity instruments were issued to non-employees for goods or services during the three years ended June 30, 2007.

We issue stock options or make restricted stock grants to employees and outside directors whose only condition for vesting are continued employment or service during the related vesting period. Typically, the vesting period is four years for employee awards and shorter periods for director awards, reflecting their service periods, although awards are sometimes granted with immediate vesting.

During fiscal 2007, we issued a total of approximately 57,000 shares of restricted stock to our CEO and the non-management members of the Board of Directors, which required us to recognize stock-based compensation expense of approximately $164,000 during fiscal 2007. No shares of restricted stock were issued in fiscal 2006 and no stock-based compensation related to restricted shares was recognized in 2006. The shares of restricted stock issued to our CEO and our Board members have vesting periods of four years and one year, respectively. Compensation cost is determined based on the closing price of our stock, as reported by NASDAQ, as of the date of the grant and is recognized as stock-based compensation expense over the vesting period on a straight-line basis, net of an estimated forfeiture rate of 7%. No shares of restricted stock were issued in fiscal 2006.

We calculate stock-based compensation by estimating the fair value of stock options as of the date granted using the Black-Scholes option valuation model and various assumptions that are described in note 2 to our Consolidated Financial Statements included in Item 8 of this Report. Once the compensation cost of an option is determined, that cost is recognized on a straight-line basis over the vesting period of the option.

For fiscal years 2007 and 2006, stock-based compensation consisted of compensation costs attributable to options granted in prior years that were outstanding but were not fully vested as of July 1, 2005, the adoption date of SFAS No. 123(R), and compensation costs for options that were granted following July 1, 2005 to June 30, 2007, prorated from their respective grant dates to June 30, 2007. Compensation costs, as determined, were adjusted for estimated forfeitures in accordance with SFAS No. 123(R). Options to purchase a total of 65,000 and 42,000 shares of our common stock were granted to employees during fiscal 2007 and 2006, respectively. These options are in addition to the restricted stock grants made in 2007, as described above.

The method we employ to calculate stock-based compensation is consistent with the method used to compute stock-based compensation under SFAS No. 123, except that under SFAS No. 123(R), we are required to estimate forfeitures, which we were not required to and did not estimate under SFAS No. 123. During fiscal 2007, we revised our forfeiture rate for stock options from 10.5% for fiscal 2006 to 9% for 2007.

A total of $1,672,000 of compensation expense related to unvested stock-based compensation awards remained unrecognized as of June 30, 2007 and will be recognized as compensation expense as follows:

Year Ending June 30,	**Amount**
2008	$ 864,000
2009	486,000
2010	233,000
2011	89,000
Total	$1,672,000

These amounts, which are non-cash expenses, do not include the cost of any additional stock-based compensation awards that may be granted in future periods nor, as mentioned above, any changes that might occur in the Company's award forfeiture percentage.

Interest Income, Net

Interest income is generated on cash balances that we have invested, primarily in highly liquid money market accounts, short-term bank certificates of deposit, auction rate securities and commercial paper instruments. Such interest income does not include the interest that we generate on loans we make pursuant to our dealer-finance program, which are included in net revenues.

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	**2006**	**2005**
Interest income, net	$2,144	$2,346	$906
Percent of net revenue	5.3%	6.4%	2.7%

2007 vs. 2006. The reduction in interest income, net to $2,144,000 in fiscal 2007, from $2,346,000 in fiscal 2006, was primarily due to decreases in our average cash, cash equivalents and short-term investment balances during fiscal 2007, reflecting our use of cash to fund (i) business acquisitions in fiscal year 2007; (ii) capital expenditures, primarily for purchase of fixed assets; (iii) the payment of quarterly cash dividends to our stockholders; and (iv) repurchases of our common stock under our stock buyback program, which more than offset cash generated from operations and the effect on interest income of increases in prevailing interest rates in fiscal year 2007, as compared to fiscal 2006.

2006 vs. 2005. The increase in interest income, net to $2,346,000 in fiscal 2006 from $906,000 in fiscal 2005, was primarily attributable to increases in our average cash, cash equivalents and short-term investment balances, as a result of (i) the sale by us of 2,195,856 shares of our common stock in a public offering that we completed in the third quarter of fiscal 2005, which generated net proceeds to us of $35,657,000; (ii) cash generated from the disposition of our collectibles sales businesses; and (iii) cash generated by operations, which more than offset cash expended for business acquisitions completed in fiscal year 2006. Also contributing to the increase in interest income, net in fiscal 2006 was an increase in prevailing interest rates, as compared to fiscal 2005.

Provision (Benefit) for Income Taxes

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	**2006**	**2005**
Provision (benefit) for income taxes	$(39)	$2,733	$3,141

The income tax benefit recorded in fiscal 2007 reflects a pre-tax loss in fiscal 2007 and an increase in permanent differences between the Company's income for book purposes and for tax purposes, due primarily to the non-deductibility of stock based compensation costs related to the grant of incentive stock options. For fiscal 2006 and 2005, our effective tax rates were 45% and 40%, respectively, reflecting increased permanent differences in fiscal 2006, between the Company's income for book purposes and tax purposes, primarily related to the non-deductibility of compensation costs on incentive stock options, which the Company was required to recognize for the first time in fiscal 2006.

Discontinued Operations

	Fiscal Year Ended June 30, (Dollars in thousands)		
	2007	**2006**	**2005**
Income from discontinued operations, net of gains on sales of discontinued businesses (net of income taxes)	$228	$296	$60

As a result of our decision in fiscal 2004 to dispose of our collectibles sales businesses, in accordance with SFAS No. 144 the assets and related liabilities of those businesses were classified as held for sale and their related operating results for the fiscal years 2007, 2006 and 2005 have been classified as discontinued operations in the Consolidated Financial Statements included in this Annual Report. The income from discontinued operations includes (i) the losses or gains recognized on the sales of those businesses and the disposition of those assets of those businesses that we retained (consisting primarily of inventories and accounts receivables); and (ii) for fiscal 2006 the results of CTP from September 2, 2005 to November 30, 2005 (the date of its disposition). The gain on disposal of the discontinued businesses related to additional consideration on the sales of those businesses that became determinable in fiscal 2005, 2006 and 2007, as the terms of the sales of some of those businesses provided for the payment to us of future consideration based on the performance of those businesses for periods subsequent to their sales.

Quarterly Results of Operations and Seasonality

The following tables present unaudited quarterly financial information for each of the eight quarters beginning September 30, 2005 and ending on June 30, 2007. The information has been derived from our unaudited quarterly financial statements, which have been prepared by us on a basis consistent with our audited Consolidated Financial Statements appearing elsewhere in this Form 10-K. The consolidated financial information set forth below includes all adjustments (consisting of normal adjustments and accruals) that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this Form 10-K. These quarterly operating results, which reflect the reclassification of our results of operations between continuing operations and discontinued operations as a result of the disposition of our collectibles sales businesses, are not necessarily indicative of results that may be expected for any subsequent periods.

Generally, the revenues generated by our collectibles grading and authentication businesses are lower during our second quarter, which ends on December 31, than in other quarterly periods. On the other hand, diamond and colored gemstone grading businesses (which we acquired in November 2005 and August 2006, respectively), generate higher revenues in our second quarter, which coincides with the winter holiday season, than in other quarterly periods. Our expectation is that, over time, our diamond and colored gemstone revenues will represent a higher proportion of total revenues and will reduce the effect of seasonality in the second fiscal quarter.

Our collectibles convention business, which we acquired in July 2006, adds to the variability in our quarter-to quarter operating results, as its revenues vary based on the timing of the collectibles conventions it holds. Revenues for this business unit were significantly higher in the first, third and fourth quarters of 2007, as compared to the second quarter ended December 31, 2006, because both its Long Beach and the Santa Clara collectibles conventions took place during the first, third and fourth quarters, whereas only the Santa Clara convention took place during the second quarter of 2007.

In the third and fourth quarters of fiscal 2006, the Company's coin grading revenues benefited from the success of our First Strike program. However, in the third and fourth quarters of fiscal 2007, First Strike revenues decreased by $820,000, due to a number of factors, including a dispute over rights to the "First Strike" designation that we had used for this program. Although we expect that revenues from the First Strike will improve in fiscal 2008, as compared to fiscal 2007, as the dispute related to the First Strike designation has now been resolved, there is no assurance that revenues from this program will be concentrated in our third and fourth fiscal quarters in future periods, as in previous years, or will be comparable to the revenues generated by this program in fiscal 2006 or 2005.

The $1,105,000 decrease in revenue in the second quarter ended December 31, 2006, as compared to the immediately preceding quarter ended September 30, 2006, is net of a $185,000 increase in revenues generated by our diamond and colored gemstone grading and authentication businesses in that second quarter.

Quarterly Reports of Operations

	Quarters Ended (In thousands, except per share data)							
	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007
Statement of Operations Data:								
Net revenues	$8,825	$7,447	$10,022	$10,620	$9,898	$8,793	$11,081	$10,680
Cost of revenues	3,372	3,118	4,088	4,312	4,356	4,367	5,138	5,436
Gross profit	5,453	4,329	5,934	6,308	5,542	4,426	5,943	5,244
SG&A expenses	4,290	3,909	4,530	5,257	5,241	5,114	6,140	6,642
Amortization of intangible assets	20	35	102	112	171	187	219	373
Operating income (loss)	1,143	385	1,302	939	130	(875)	(416)	(1,771)
Interest and other income, net	550	616	596	606	571	548	513	518
Income (loss) before income taxes	1,693	1,001	1,898	1,545	701	(327)	97	(1,253)
Provision (benefit) for income taxes	714	447	804	768	318	(147)	165	(375)
Income (loss) from continuing operations	979	554	1,094	777	383	(180)	(68)	(878)
Income from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	(12)	181	-	127	11	80	99	38
Net income (loss)	$ 967	$ 735	$ 1,094	$ 904	$ 394	$ (100)	$ 31	$ (840)
Net income (loss) per basic share:								
From continuing operations	$ 0.11	$ 0.07	$ 0.13	$ 0.09	$ 0.05	$ (0.02)	$ (0.01)	$ (0.10)
From discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	-	0.02	-	0.02	-	0.01	0.01	-
Net income (loss)	$ 0.11	$ 0.09	$ 0.13	$ 0.11	$ 0.05	$ (0.01)	$ 0.00	$ (0.10)
Net income (loss) per diluted share:								
From continuing operations	$ 0.11	$ 0.06	$ 0.12	$ 0.09	$ 0.04	$ (0.02)	$ (0.01)	$ (0.10)
From discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	-	0.02	-	0.01	-	0.01	0.01	-
Net income (loss)	$ 0.11	$ 0.08	$ 0.12	$ 0.10	$ 0.04	$ (0.01)	$ 0.00	$ (0.10)
Weighted average shares outstanding								
Basic	8,486	8,488	8,485	8,433	8,351	8,309	8,381	8,433
Diluted	8,806	8,803	8,822	8,750	8,628	8,309	8,587	8,433

	Quarters Ended (In thousands)							
	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007
Selected Operating Data:								
Units authenticated or graded								
Coins	395	357	474	563	482	281	400	396
Sportscards	283	275	315	326	321	296	321	324
Autographs	55	34	45	47	34	44	40	52
Stamps	9	7	10	12	12	18	17	19
Currency	9	5	9	6	9	7	9	11
Diamonds	-	1	1	3	6	9	5	5
Colored gemstones	-	-	-	-	-	-	-	1
Total	751	679	854	957	864	655	792	808

Liquidity and Capital Resources

At June 30, 2007, we had cash and cash equivalents of $42,836,000, as compared to $52,110,000 at June 30, 2006, as we used cash in fiscal 2007 to fund (i) business acquisitions; (ii) capital expenditures, primarily for purchases of fixed assets; (iii) the payment of quarterly cash dividends to our stockholders and (iv) repurchases of shares of our common stock under our stock buyback program.

Historically, we have relied on internally-generated funds, rather than borrowings, as our primary source of funds to support our operations. We expect our authentication and grading services and our subscription services to provide us with positive operating cash flows, largely because (i) in many instances our customers prepay for those services at the time they submit their collectibles to us for authentication and grading or subscribe for our subscription-based services, and (ii) we expect that, in the event of an on-going decline in authentication and grading submissions, we will be able to reduce certain of our costs and thereby reduce the impact on our cash flows of such a decline.

During fiscal 2007, operating activities of our continuing operations provided net cash of $3,523,000, compared with $7,593,000 generated in fiscal 2006.

Investing activities used net cash of $9,338,000 during fiscal 2007, of which we used (i) $6,293,000 to fund the purchase of businesses that we acquired during the fiscal year 2007; and (ii) $3,073,000 and $1,483,000, primarily for the purchase of fixed assets and software development costs; and (iii) $5,038,000 in advances on customer notes receivables offset by $6,416,000 proceeds from customer notes receivables attributed to Collectors Finance Corporation.

In fiscal 2007, financing activities used net cash of $4,023,000, including $3,350,000 to pay cash dividends to stockholders and $949,000 to repurchase shares of our common stock under our stock buyback program, partially offset by proceeds of $276,000 from the exercise of employee stock options.

Bank Line of Credit. As previously reported, in fiscal 2005, we organized Collectors Finance Corporation ("CFC"), as a wholly-owned subsidiary, to engage in the business of making loans primarily to coin or sportscards dealers. All such loans are required to be collateralized by the delivery to us of collectibles that have a fair market value of at least the amount of the loans. The loans are required to be repaid to us when those collectibles are returned to the dealers. To provide a source of funding for those loans, in June 2005, CFC obtained a revolving bank line of credit for the original term of two years pursuant to a loan and security agreement that permits CFC to borrow, at any one time, up to the lesser of (i) $7,000,000 or (ii) an amount equal to 85% of the aggregate principal amount of those of its loan receivables that meet the bank's eligibility criteria. Borrowings under that credit line, the term of which was extended to September 30, 2007, which had a term of two years ending in June 2007, are to bear interest at rates based on the bank's prime rate or LIBOR, as applicable, and are to be secured by the loan receivables due CFC. There were no borrowings outstanding under that line of credit during the fiscal year ended or at June 30, 2007. We expect to secure a comparable line of credit by September 30, 2007.

CFC's obligations under this line of credit have been guaranteed by the Company pursuant to a Continuing Guaranty Agreement with the bank lender. The terms of that Agreement require the Company to be in compliance with certain financial and other restrictive covenants, and require the consent of the lender (i) for the payment of cash dividends or repurchases of our common stock in an aggregate amount exceeding its annual net income in any year, and (ii) to consummate more than $5,000,000 of business acquisitions in any year. The Company was in compliance with all of these covenants at June 30, 2007 and received the required consents and a formal waiver from the lender for the purchases of Expos Unlimited and American Gemological Laboratories businesses, the repurchase of the Company's common stock, and the payment of cash dividends during fiscal 2006 and 2007.

Outstanding Financial Obligations. We had the following outstanding obligations under operating leases, net of sublease income at June 30, 2007, for years ending June 30:

2008	$1,789,000
2009	1,803,000
2010	898,000
2011	433,000
2012	415,000
Thereafter	1,385,000
	$6,723,000

With the exception of these obligations, we do not have any material financial obligations, such as long-term debt, capital lease, or long-term purchase obligations. In the event that CFC incurs any borrowings under its line of credit, we will have an obligation to repay such borrowings; however, as noted above, there were no borrowings outstanding under this line of credit at June 30, 2007 and CFC does not expect to incur any such borrowings during the quarter ending September 30, 2007.

Stock Buyback Program. In December 2005, our Board of Directors approved a stock buyback program that authorizes up to $10,000,000 of stock repurchases in open market or privately negotiated transactions, in accordance with applicable Securities Exchange Commission rules, when opportunities to make such repurchases, at attractive prices, become available. The Company is under no obligation to repurchase any shares under the stock buyback program and the timing, actual number and value of shares that may be repurchased under that program will depend on a number of factors, including the Company's future financial performance, its available cash resources and competing uses for the cash that may arise in the future, prevailing market prices of the Company's common stock and the number of shares that become available for sale at prices that the Company believes are attractive. During fiscal year 2006 and 2007, the Company repurchased a total of 181,851 and 72,517 shares, respectively, of its common stock under this program for an aggregate purchase price of approximately $2,628,000 and $949,000, respectively (which includes transaction costs of approximately $10,000). Additional information regarding these share repurchases is set forth in Item 5 of this Report.

Dividends. In the fourth quarter of fiscal 2006, the Board of Directors adopted a dividend policy that called for the payment of quarterly cash dividends of $0.08 per common share, for an expected annual cash dividend of $0.32 per common share. The first such quarterly cash dividend was paid in the fourth quarter of fiscal 2006 and quarterly cash dividends in that same per share amount were paid in the first and second quarters of fiscal 2007. The quarterly cash dividend was increased to $0.12 per share, in the third quarter of fiscal 2007 and dividends in that same per share amount were paid in both the third and fourth quarters of 2007.

In June 2007, the Board of Directors approved another increase in the quarterly cash dividend to $0.25 per common share, for an expected annual cash dividend to stockholders of $1.00 per common share. The first of such quarterly cash dividends of $0.25 per share was paid on September 7, 2007 in the first quarter of fiscal 2008 to all stockholders of record as of August 24, 2007.

Dividends paid in fiscal 2007 totaled $3,350,000 and, assuming that we continue to pay quarterly cash dividends of $0.25 per share during the balance of fiscal 2008, we estimate that we will pay an aggregate of approximately $8,500,000 in cash dividends in fiscal 2008. We expect to fund those dividends with internally generated funds and available cash balances.

The declaration of cash dividends in the future, pursuant to the Company's dividend policy, is subject to final determination each quarter by the Board of Directors based on a number of factors, including the Company's financial performance and its available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. For these reasons, as well as others, there can be no assurance that the amount of the quarterly cash dividend will not be reduced, or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends, in the future.

Uses and Sources of Cash. We plan to use our cash resources, consisting of internally generated cash flow and available cash and cash equivalent balances, to (i) expand our existing and implement new marketing programs, (ii) introduce new services for our customers, (iii) acquire or start-up other high-value collectibles or high-value asset authentication and grading businesses, (iv) continue paying dividends to our stockholders, as determined by the Board of Directors, (v) make private and open market share repurchases under our stock buyback program if there are opportunities to do so at prices that we believe are attractive, and (vi) fund working capital requirements, and for other corporate purposes. Although we have no current plans to do so, we also may seek borrowings, and we may issue additional shares of our stock, to finance acquisitions of additional authentication and grading businesses.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109 (FIN48).* Interpretation 48 clarifies Statement 109, *Accounting for Income Taxes,* to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. Management is currently completing the process of evaluating the effect of FIN48 on its Consolidated Financial Statements, as of the beginning of the period of adoption, July 1, 2007. The Company currently believes that the adoption of FIN48 will not have a material effect on the Company's financial position and results of operation.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure about fair value measurements. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operation.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans* (an amendment of FASB Statement No. 87, 88, 106 and 132R). SFAS No. 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. As the Company currently does not sponsor one or more single-employer defined benefit plans, we do not expect the adoption of SFAS No. 158 to have a material impact on our financial position or results of operation.

In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."* SAB 108 was issued to provide consistency between how registrants quantify financial statements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings (accumulated deficit). Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. We do not expect the initial application of SAB 108 to have a material impact on the Company's financial position or results of operation.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115,* which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements.* As described above, we do not expect that the adoption of SFAS No. 157 or No. 159 will have a material impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk and other relevant market rate or price risks.

Due to the cash and cash equivalent balances that we maintain, we are exposed to risk of changes in short-term interest rates. At June 30, 2007, we had $42,386,000 in cash and cash equivalents, primarily invested in money market funds. Reductions in short-term interest rates could result in reductions in the amount of that income. However, the impact on our operating results of such changes is not expected to be material.

The Company has no activities that would expose it to foreign currency exchange rate risk or commodity price risks.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	65
Consolidated Balance Sheets at June 30, 2007 and 2006	66
Consolidated Statements of Operations for the Years Ended June 30, 2007, 2006 and 2005	67
Consolidated Statements of Stockholders' Equity For the Years Ended June 30, 2007, 2006 and 2005	68
Consolidated Statements of Cash Flows for the Years Ended June 30, 2007, 2006 and 2005	69
Notes to Consolidated Financial Statements For the Years Ended June 30, 2007, 2006 and 2005	71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Collectors Universe, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Collectors Universe, Inc. and subsidiaries (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Collectors Universe, Inc. and subsidiaries as of June 30, 2007 and 2006 and the results of their operations and their cash flows for each of the three years ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based employee compensation as a result of adopting Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* effective July 1, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Collectors Universe, Inc. and subsidiaries' internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 10, 2007, expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Irvine, California
September 10, 2007

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	June 30,	
ASSETS	**2007**	**2006**
Current assets:		
Cash and cash equivalents	$42,386	$52,110
Accounts receivable, net of allowance of $60 in 2007 and $37 in 2006	1,276	1,753
Refundable income taxes	1,220	-
Inventories, net	442	437
Prepaid expenses and other current assets	1,060	1,010
Customer notes receivable, net of allowance of $23 in 2007 and $16 in 2006	2,536	3,797
Net deferred income tax asset	1,020	1,414
Receivables from sale of net assets of discontinued operations	92	196
Current assets of discontinued operations held for sale	-	83
Total current assets	50,032	60,800
Property and equipment, net	4,081	1,897
Goodwill	12,884	9,799
Intangible assets, net	10,365	4,674
Note receivable from sale of discontinued operation	229	321
Net deferred income tax asset	-	342
Other assets	510	388
	$78,101	$78,221
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$1,435	$907
Accrued liabilities	2,154	2,043
Accrued compensation and benefits	1,988	1,075
Income taxes payable	14	496
Deferred revenue	2,233	1,384
Current liabilities of discontinued operations held for sale	-	8
Total current liabilities	7,824	5,913
Deferred rent	477	402
Other long-term liabilities	40	-
Net deferred income tax liability	869	-
Commitments and contingencies (note 15)	-	-
Stockholders' equity:		
Preferred stock, $.001 par value; 5,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $.001 par value; 45,000 shares authorized; Shares issued: 8,496 in 2007 and 8,475 in 2006; Shares outstanding: 8,496 in 2007 and 8,350 (net of treasury stock) in 2006	9	8
Additional paid-in capital	76,737	76,909
Accumulated deficit	(7,855)	(3,990)
Treasury stock, at cost (0 shares in 2007 and 125 shares in 2006)	-	(1,021)
Total stockholders' equity	68,891	71,906
	$78,101	$78,221

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended June 30,		
	2007	2006	2005
Net revenues:			
Grading, authentication and related services	$40,452	$36,914	$33,607
Cost of revenues:			
Cost of grading, authentication and related services	19,297	14,890	12,239
Gross profit	21,155	22,024	21,368
Operating expenses:			
Selling and marketing expenses	7,497	4,918	3,534
General and administrative expenses	15,640	13,068	10,846
Amortization of intangible assets	950	269	21
Total operating expenses	24,087	18,255	14,401
Operating income (loss)	(2,932)	3,769	6,967
Interest income, net	2,144	2,346	906
Other income, net	6	22	26
Income (loss) before provision for income taxes	(782)	6,137	7,899
Provision (benefit) for income taxes	(39)	2,733	3,141
Income (loss) from continuing operations	(743)	3,404	4,758
Income from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	228	296	60
Net income (loss)	$ (515)	$ 3,700	$ 4,818
Net income (loss) per basic share:			
Income (loss) from continuing operations	$ (0.09)	$ 0.40	$ 0.68
Income from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.03	0.04	0.01
Net income (loss)	$ (0.06)	$ 0.44	$ 0.69
Net income (loss) per diluted share:			
Income (loss) from continuing operations	$ (0.09)	$ 0.39	$ 0.64
Income from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.03	0.03	0.01
Net income (loss)	$ (0.06)	$ 0.42	$ 0.65
Weighted average shares outstanding:			
Basic	8,367	8,473	7,013
Diluted	8,367	8,782	7,452
Dividends declared per common share	$ 0.40	$ 0.08	$ -

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in	Accumulated	Treasury Stock		
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
Balance at June 30, 2004	6,338	$ 6	$42,215	$(11,834)	(125)	$(1,021)	$29,366
Issuance of common stock in public offering (net of expenses)	2,196	2	35,655	-	-	-	35,657
Exercise of stock options	71	1	283	-	-	-	284
Tax benefit on exercise of stock options	-	-	338	-	-	-	338
Issuances of stock under stock purchase plan and related compensation expense	5	-	103	-	-	-	103
Net income	-	-	-	4,818	-	-	4,818
Balance at June 30, 2005	8,610	$ 9	$78,594	$ (7,016)	(125)	$(1,021)	$70,566
Exercise of stock options	47	-	243	-	-	-	243
Stock compensation expense	-	-	670	-	-	-	670
Tax benefit on exercise of stock options	-	-	29	-	-	-	29
Shares repurchased and cancelled under the Stock Repurchase Plan	(182)	(1)	(2,627)	-	-	-	(2,628)
Net income	-	-	-	3,700	-	-	3,700
Dividends paid ($0.08 per share)	-	-	-	(674)	-	-	(674)
Balance at June 30, 2006	8,475	$ 8	$76,909	$ (3,990)	(125)	$(1,021)	$71,906
Exercise of stock options	161	1	275	-	-	-	276
Stock compensation expense	-	-	726	-	-	-	726
Issuance of restricted shares	57	-	164	-	-	-	164
Tax benefit on exercise of stock options	-	-	633	-	-	-	633
Shares repurchased and cancelled under the Stock Repurchase Plan	(72)	-	(949)	-	-	-	(949)
Net loss	-	-	-	(515)	-	-	(515)
Retirement of treasury shares	(125)	-	(1,021)	-	125	1,021	-
Dividends paid ($0.40 per share)	-	-	-	(3,350)	-	-	(3,350)
Balance at June 30, 2007	8,496	$ 9	$76,737	$ (7,855)	-	$ -	$68,891

The accompanying notes are in integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (515)	$ 3,700	$ 4,818
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	2,012	919	443
Stock-based compensation expense	890	670	33
Impairment of long-lived assets	55	-	-
Tax benefit from exercise of stock options	633	29	338
Loss on termination of sublease	-	83	-
Loss on intangible asset	16	-	-
Discontinued operations	(228)	(296)	(60)
Provision for bad debts and returns	27	55	38
Provision (recovery) for inventory write-down	(4)	72	-
(Gain) loss on sale of property and equipment	-	8	(10)
Deferred income taxes	400	1,853	2,474
Changes in operating assets and liabilities:			
Accounts receivable	552	(115)	(756)
Inventories	10	(73)	16
Prepaid expenses and other	(219)	(63)	(321)
Refundable income taxes	(1,220)	-	13
Other assets	(72)	(278)	(88)
Accounts payable and accrued liabilities	488	403	510
Accrued compensation and benefits	913	(164)	133
Income taxes payable	(671)	496	-
Deferred revenue	381	278	(224)
Deferred rent	75	16	(15)
Other long-term liabilities	-	-	105
Net cash provided by operating activities	3,523	7,593	7,447
Net cash provided by operating activities of discontinued businesses	114	390	784
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	-	8	11
Capital expenditures	(3,073)	(1,366)	(256)
Purchase of businesses, net of cash acquired	(6,293)	(14,582)	-
Purchase of other intangible assets	(352)	-	-
Advances on customer notes receivable	(5,038)	(4,283)	(6,078)
Proceeds from collection of customer notes receivable	6,416	2,030	4,518
Capitalized software	(1,483)	(421)	-
Cash received from sale of net assets of discontinued operations	485	361	1,548
Net cash used in investing activities	(9,338)	(18,253)	(257)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from employee stock purchase plan	-	-	70
Proceeds from sale of common stock, net	-	-	35,657
Proceeds from exercise of stock options	276	243	284
Payments for retirement of common stock	(949)	(2,628)	-
Dividends paid to common stockholders	(3,350)	(674)	-
Net cash provided by (used in) financing activities	(4,023)	(3,059)	36,011
Net increase (decrease) in cash and cash equivalents	(9,724)	(13,329)	43,985
Cash and cash equivalents at beginning of year	52,110	65,439	21,454
Cash and cash equivalents at end of year	$42,386	$52,110	$65,439

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Year Ended June 30,		
	2007	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Income taxes paid	$ 743	$ 624	$213
Interest paid	$ 19	$ 16	$ 3
Effective July 14, 2005, the Company acquired CoinFacts.com in a transaction summarized as follows:			
Goodwill	$ -	$ 515	$ -
Purchase price	$ -	$ 515	$ -
Effective September 2, 2005, the Company acquired Certified Coin Exchange (CCE) in a transaction summarized as follows:			
Fair value of net liabilities assumed	$ -	$ (41)	$ -
Deferred taxes recognized at acquisition	-	(296)	-
Intangible assets	-	947	-
Fair value of computertradingpost.com, Inc., including net assets	-	600	-
Goodwill	-	1,117	-
Purchase price, net of $50 cash acquired	$ -	$2,327	$ -
Effective November 8, 2005, the Company acquired Gem Certification and Appraisal Lab (GCAL) in a transaction summarized as follows:			
Fair value of net assets acquired	$ -	$ 119	$ -
Intangible assets	-	53	-
Goodwill	-	3,068	-
Purchase price, net of $28 cash acquired	$ -	$3,240	$ -
Effective December 22, 2005, the Company acquired the business of Gemprint Corporation in a transaction summarized as follows:			
Fair value of net assets acquired	$ -	$ 40	$ -
Intangible assets	-	3,444	-
Goodwill	1	5,099	-
Purchase price	$ 1	$8,583	$ -
Effective July 1, 2006, the Company acquired Expos Unlimited, LLC (Expos) in a transaction summarized as follows:			
Fair value of net liabilities assumed	$ (385)	$ -	$ -
Intangible assets	1,810	-	-
Goodwill	1,001	-	-
Purchase price, net of $49 cash acquired	$2,426	$ -	$ -
Effective August 18, 2006, the Company acquired American Gemological Laboratories, Inc. (AGL) in a transaction summarized as follows:			
Fair value of net liabilities assumed	$ (42)	-	-
Deferred tax liability recognized at acquisition	(1,205)	-	-
Intangible assets	3,030	-	-
Goodwill	2,083	-	-
Purchase price, net of $81 cash acquired	$3,866	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:

In connection with the sale of CTP in November, 2005, the Company received a note receivable of $458,000, of which $321,000 and $413,000 were still outstanding at June 30, 2007 and 2006, respectively.

In September 2006, the Company recorded a note receivable from a customer due in December 2007 in the amount of $114,000.

In July 2006, the Company acquired partial rights to a patent application and recognized a liability due to the seller of $40,000 that matures no later than July 2011.

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTORS UNIVERSE, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Company Organization and Nature of Business

Organization

Collectors Universe, Inc. ("We," "us," the "Company" or "Collectors Universe") is a Delaware corporation that was organized on February 5, 1999 for the purpose of enabling Professional Coin Grading Service, Inc. ("PCGS") to acquire other businesses that, like PCGS, would provide services to the collectibles markets. On February 5, 1999, Collectors Universe issued 4,327,000 shares of common stock in exchange for all of the outstanding shares of PCGS. As a result of that exchange, the former stockholders of PCGS became stockholders of Collectors Universe, with each of them receiving a number of our shares based on his or her percentage ownership of the shares of PCGS. Prior to this exchange, Collectors Universe had no operating assets or liabilities and had not yet conducted any operations. The assets and liabilities acquired were recorded at the PCGS' basis as the transaction represented a transfer of assets and liabilities between entities under common control.

Concurrently, with the exchange transaction with PCGS, Collectors Universe acquired the assets of the auction businesses of Lyn F. Knight Rare Coins, Inc. ("Lyn Knight") and Kingswood Coin Auctions, LLC ("Kingswood") and the minority ownership interests in Superior Sportscard Auctions, LLC ("Superior") and Internet Universe, LLC ("IU"), both of which were majority-owned subsidiaries of PCGS at the time these acquisitions were consummated. See note 4, Discontinued Operations.

In fiscal year 2005, Collectors Finance Corporation ("CFC") began operations as a 100% subsidiary of the Company to engage in the business of making short-term loans to collectibles dealers pursuant to a Dealer Financing Program. Under that program, CFC offers short-term loans to established collectibles dealers. The loans are secured by the delivery of coins or other collectibles to us. In March 2005, CFC received a California Finance Lenders License.

In fiscal year 2006, the Company acquired the following businesses, the results of operations of which have been consolidated into the financial statements of the Company from their respective dates of acquisition:

Business	Acquisition Date	Purchase Price
CoinFacts.com	July 14, 2005	$0.5 million
Certified Coin Exchange	September 2, 2005	$2.4 million
Gem Certification & Appraisal Lab, LLC	November 8, 2005	$3.3 million
Gemprint Corporation	December 22, 2005	$8.6 million

During fiscal year 2007, the Company acquired the following businesses, the results of operation of which have been consolidated into the financial statements of the Company from their respective dates:

Business	Acquisition Date	Purchase Price
Expos Unlimited LLC	July 1, 2006	$2.5 million
American Gemological Laboratory	August 18, 2006	$3.9 million

Nature of the Business

We are a collectibles company engaged in the provision of authentication, grading and related services for high-value collectibles and other high value assets. We provide authentication and grading services for rare collectibles, consisting of coins, vintage U.S. paper currency, sportscards, stamps, sports memorabilia and autographs, and for diamonds and colored gemstones. We also publish magazines that provide market prices and information for certain collectibles and high value assets, operate the CCE subscription business and sell advertising on our websites and in those magazines.

During the period from 1999 through the latter part of fiscal 2004, we also were engaged in the business of marketing and selling high-end collectible coins, sportscards and sports entertainment and historical memorabilia. Most of those sales were made at multi-venue auctions that were conducted by our collectibles sales divisions, which were comprised of Bowers and Merena Galleries and Kingswood Coin Auctions for rare coins, Superior Sportscard Auctions for vintage sportscards and sports memorabilia and Odyssey for entertainment and historical memorabilia. We also sold collectible coins by direct sales methods.

On December 4, 2003, our Board of Directors adopted a plan to focus the Company's financial and management resources and collectibles expertise, on the operations and growth of its authentication and grading businesses, by divesting the collectibles auctions and direct sales businesses comprising its collectibles sales segment. As a result, in the accompanying consolidated financial statements, the assets and related liabilities of the collectibles sales segment have been classified as held for sale and the related operating results have been classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 (see note 4).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Collectors Universe, Inc. and its owned subsidiaries, all of which are 100% owned by the Company. At June 30, 2007, such operating subsidiaries were Professional Coin Grading Services, Inc., Collectors Finance Corporation, Certified Asset Exchange, Inc., and Gem Certification and Assurance Lab, Inc., Expos Unlimited, Inc., and American Gemological Laboratories, Inc. In 2004, the Company disposed of the businesses comprising its collectibles sales segment and, accordingly, the assets and liabilities of those businesses have been classified as held for sale and their related operating results (including the gains or losses recognized on the sales of those businesses) have been classified as discontinued operations (see note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material to the consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents. At June 30, 2007 and 2006, we had approximately $42.4 million and $52.1 million, respectively, classified as cash and cash equivalents on the consolidated balance sheets, of which approximately $40.9 million and $51.6 million, respectively, of our cash and cash equivalents were invested primarily in money market funds. During fiscal 2006 and 2005, the Company's cash and cash equivalents were primarily invested in high-quality commercial paper and certificates of deposit issued by U.S. or foreign companies, money market funds, and bank certificates of deposit. Under the Company's investment policy, the minimum credit quality of a portfolio of trading securities must be rated no less than single-A long term or A1/P1 short term, and the portfolio must contain no more than 25% exposure to securities of issuers whose principal business activities are in the same industry. However, the 25% limitation does not apply to securities guaranteed by the U.S. government or to bank obligations, subject to U.S. banking regulations. In addition, the weighted average maturity of the portfolio must not exceed 90 days.

Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk at June 30, 2007 consisted primarily of cash and cash equivalents, accounts receivables and notes receivables.

Financial Instruments and Cash Balances. At June 30, 2007 and 2006, the Company had funds of approximately $40,900,000 and $51,500,000, respectively, in money market funds and in high quality commercial paper. In addition, at June 30, 2007 and 2006, the Company had approximately $1,500,000 and $600,000 in a non-interest bearing bank accounts for general day-to-day operations.

Accounts Receivable. A substantial portion of accounts receivable is due from collectibles dealers. At June 30, 2007, accounts receivable from one customer represented 13% of the Company's total gross accounts receivable balances. At June 30, 2006, accounts receivable from two customers represented 31% of the Company's total gross accounts receivable balances. We perform an analysis of the expected collectibility of accounts receivable based on several factors, including the age and extent of significant past due accounts and economic conditions or trends that may impact the ability of the debtor to pay their account receivable balances. Based on such review, we establish an allowance for doubtful accounts, when necessary. The allowance for doubtful accounts receivable was $60,000 and $37,000 at June 30, 2007 and June 30, 2006, respectively.

Customers. The authentication and grading of collectible coins and related services accounted for approximately 58%, 65% and 69% of our net revenues for the years ended June 30, 2007, 2006 and 2005, respectively.

Customer Notes Receivable. At June 30, 2007 and 2006, the outstanding principal amount of customer notes receivable, which evidenced primarily short term advances made to customers by CFC, totaled $2,536,000 and $3,797,000, respectively, net of allowances for uncollectible amounts of $23,000 and $16,000, respectively. Two of these notes, each greater than 10% of the total respective year ending balances for all notes outstanding represented a total of 68% and 92% of the total principal amounts of the short-term customer advances that were outstanding at June 30, 2007 and 2006, respectively.

Suppliers. We purchase injection-molded parts, holograms and printed labels for our grading services. There are numerous suppliers for these items and, as a result, it is possible to change suppliers without significant delay or cost to the Company. However, while there are numerous sources for injection-molded parts, these parts require a die to fabricate the part. The manufacturing of high precision dies can be a lengthy process and requires considerable expertise in their fabrication. Although, we do not have back-up dies for some of our high volume injection-molded parts and we rely on one supplier for these requirements, we believe that this supplier maintains a large enough inventory of the injection-molded parts to allow time for us to have new molds manufactured for us by other suppliers should the need to do so arise.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, customer notes receivable, receivables from sale of net assets of discontinued operations, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of such instruments. The carrying value of the note receivable related to the sale of a discontinued operation approximates fair value, as the interest rate on such note approximates an amount that would be extended to parties with similar credit risk and remaining maturities.

Inventories

Our inventories consist primarily of (i) our coin and stamp collectibles inventories, and (ii) consumable supplies that we use in our continuing authentication and grading businesses. We account for those collectibles inventories under the specific identification method. Inventories are valued at the lower of cost or market. Inventories are periodically reviewed to identify slow moving items, and the allowance for inventory loss is recognized, as necessary. The allowance for inventory loss was $91,000 and $106,000 at June 30, 2007 and 2006, respectively. It is possible that our estimates of market value could change in the near term due to market conditions in the various collectibles markets served by the Company which could require us to increase that allowance.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets

Management regularly reviews property and equipment and other long-lived assets, including certain identifiable intangibles, for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable in full. If there is indication of impairment of property, equipment or amortizable intangible assets, then management would prepare an estimate of future undiscounted cash flows expected to result from the use of that asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to write down the asset to its estimated fair value. The fair value would be estimated at the present value of the future cash flows discounted at a rate commensurate with management's estimates of the business risks. During fiscal year 2007, $55,000 was recognized as impairment of long-lived assets and was classified as part of general and administrative expenses on the Consolidated Statement of Operations for that year.

Revenue Recognition

Net revenues consist primarily of fees generated from the authentication and grading of coins, sportscards, autographs, currency, stamps, diamonds and colored gemstones. With the acquisition of Expos, we recognize revenues earned from the promotion management and operation of collectibles trade shows and conventions in the respective periods that such shows and conventions are conducted. Authentication and grading revenues are recognized when those services have been performed by us and the item is shipped back to the customer. Authentication and grading fees generally are prepaid, although we offer open account privileges to larger dealers. Advance payments received for grading services are deferred until the service is performed and the graded item is shipped to the customer. In the case of dealers to whom we have extended credit, we record revenues at the time the item is shipped to the customer.

A portion of our net revenues are comprised of subscription fees paid by customers for a membership in our Collectors Club. Those memberships entitle members access to our on-line and printed publications, and sometimes also to vouchers for free grading services. We record revenue for this multi-element service arrangement in accordance with EITF 00-21, *Accounting for Revenue Arrangements With Multiple Deliverables*, by recognizing approximately 60% of the subscription fee in the month following the membership purchase, on the basis that Collectors Club members typically utilize their vouchers for free grading services within 30 days of subscribing for memberships. The balance of the membership fee is recognized as revenue over the life of the membership, which can range from one to two years. We evaluate, at least semi-annually, the relative fair values of the deliverables and the percentage factors used to allocate the membership fee between the grading and the publication services provided under this membership service.

Shipping and Handling Costs

Shipping and handling costs incurred to return to our customers their collectibles property submitted to us for grading or authentication are recorded as costs of revenues, net of amounts received from such customers.

Cooperative Marketing Arrangements

In accordance with EITF 01-09, *Accounting for Consideration Given By a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, marketing allowances given to a customer have been classified as a reduction of revenues in the years ended June 30, 2007 and 2006.

Warranty Costs

We offer a warranty covering the coins, sportscards, stamps and currency that we authenticate and grade. Under the warranty, if any collectible that was previously authenticated and graded by us is later submitted to us for re-grading and either (i) receives a lower grade upon that resubmittal or (ii) is determined not to have been authentic, we will offer to purchase the collectible or higher-value asset, or, in the alternative, at our option, pay the difference in value of the item at its original grade as compared with its lower grade. However, this warranty is voided if the collectible, upon resubmittal to us, is not in the same tamper-resistant holder in which it was placed at the time we last graded it. We also offer a similar grading warranty of two years' duration, and subject to certain limitations, covering the diamonds that we authenticate and grade. We accrue for estimated warranty costs based on historical trends and related experience. To-date, our reserves have proved to be adequate; however, if warranty claims were to increase in relation to historical trends and experience, we would be required to increase our warranty reserves and incur additional charges that would adversely affect our results of operations in those periods during which the warranty reserve is increased.

Advertising Costs

Advertising costs are expensed as incurred and amounted to approximately $1,122,000, $620,000 and $260,000 in the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets or liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Approximately $22,000 was recognized as a valuation allowance at June 30, 2007, and $0 at June 30, 2006.

Capitalized Software

Through June 30, 2007, the Company had capitalized approximately $1,700,000 as capitalized software net of accumulated amortization of $204,000 in accordance with Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* SOP 98-1 requires that certain costs incurred, either from internal or external sources, be capitalized as part of intangible assets and amortized on a straight-line basis over the useful life of the software. During fiscal 2007, the Company recorded approximately $193,000 as amortization expense for certain projects that were completed. Planning, training, support and maintenance costs incurred either prior to or following the implementation phase are recognized as expense in the period in which they occur. The Company evaluates the carrying values of capitalized software to determine if the carrying values are impaired, and, if necessary, an impairment loss is recorded in the period in which the impairment is determined to have occurred. At June 30, 2006, approximately $410,000 was capitalized as internally-developed software, net of accumulated amortization of $11,000. There were no costs capitalized in fiscal year 2005.

Stock-Based Compensation

During the second quarter of fiscal year 2007, the Company adopted and our stockholders approved the 2006 Equity Incentive Plan ("2006 Plan"), which provides for the grant of stock options, stock appreciation rights (commonly referred to as "SARs"), restricted stock purchase rights and restricted stock units (collectively, "stock awards"), to officers and other employees and non-employee directors of and consultants to the Company or its subsidiaries. At the time of the adoption of the 2006 Plan, there were three other stock incentive plans in existence (the "Existing Plans"), under which a total of 444,000 shares of common stock were still available for the future grant of stock options and restricted stock purchase awards. Pursuant to the provisions of the 2006 Plan, those 444,000 shares were "rolled over" into and become available for grants of stock awards only under the 2006 Plan and the right to grant additional stock awards under the Existing Plans terminated. In addition, while the stock options and restricted shares that were outstanding under the Existing Plans, which covered a total of 911,000 shares at the time the 2006 Plan was approved, were unaffected by the adoption of the 2006 Plan, in the event any of those stock awards were to terminate or any shares that were subject to outstanding restricted stock grants under the Existing Plans were to be reacquired by the Company, those shares would become available for future grants of stock awards under the 2006 Plan, rather than under the Existing Plans. As a result, the adoption of the 2006 Plan did not increase the number of shares authorized for issuance under the Company's stock incentive plans. Instead, the 2006 Plan was adopted to provide greater flexibility to the Company in terms of the types of stock incentives that could be granted to eligible participants. At June 30, 2007, a total of 390,000 shares of common stock were available for future grants under the 2006 Plan and no shares were available for new grants under any of the other Plans.

Prior to July 1, 2005, the Company accounted for stock awards granted under its stock incentive plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock Based Compensation.* No stock-based employee compensation cost, with the exception of $33,000 recognized as compensation expense in fiscal 2005 in connection with an Employee Stock Purchase Plan, was recognized in the Consolidated Statements of Operations for fiscal years prior to June 30, 2005, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective July 1, 2005, which was the first day of the Company's fiscal year 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment*, using the modified-prospective transition method. Under this method, compensation cost recognized in each of the fiscal years ended June 30, 2006 and 2007 includes: (a) compensation cost for all share-based payments granted and not vested prior to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to June 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Since stock-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended June 30, 2007 is based on awards expected to vest, the compensation expense has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company considers historical forfeiture rates to be the best indicator of future forfeitures and, accordingly, reduced the forfeiture rate from 10.5% at June 30, 2006 to 9% at June 30, 2007.

During fiscal year 2007, the Company awarded an aggregate of 56,760 shares of restricted stock to the CEO and the non-management directors, and recorded, as part of general administrative expenses in the consolidated statement of operations for the year ended June 30, 2007, approximately $164,000 in stock-based compensation expenses net of a 7% forfeiture rate. Compensation expense is determined for the issuance of restricted shares to employees or non-employee directors by amortizing over the requisite service period, or the vesting period, the aggregate fair value of the restricted shares awarded based on the closing price of the Company's common stock effective on the date the award is made.

For stock option grants, the Company calculates stock-based compensation by estimating the fair value of each option using the Black-Scholes option pricing model. The Company's determination of the fair value of share-based payment awards is made as of their respective dates of grant using that option pricing model and that determination is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, the expected term of the options, the dividend yield and actual and projected employee stock option exercise behavior. The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, the Black-Scholes option pricing model may not provide an accurate measure of the fair value of the Company's outstanding stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123(R) using an option-pricing model, that fair value also may not be indicative of the fair value that would be paid in a willing buyer/willing seller market transaction.

The Company issues stock options and restricted stock to employees and outside directors whose only condition for vesting is continued employment or service during the related vesting period. Typically, the vesting period is four years for employee awards and six months to one year for director awards, although awards are sometimes granted with immediate vesting or longer vesting periods. The contractual expiration period for options generally is ten years.

The calculated compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period of the option beginning as of the adoption date of SFAS No. 123(R), which was of July 1, 2005, or the date the option was granted, whichever date occurred later.

The weighted-average grant date fair value of employee stock options granted during the fiscal years ended June 30, 2007 and 2006 was $5.56 and $6.57, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	**2006**	**2005**
Dividend yield	2.6%	2.3%	-
Expected volatility	51%	58%	62%
Risk-free interest rate	4.6%	4.7%	3.5%
Expected lives	5.1 years	5.1 years	4.1 years

As a result of adopting SFAS No. 123(R) on July 1, 2005, the Company's net income before income taxes for the fiscal year ended June 30, 2006 was $670,000 lower than if it had continued to account for share-based compensation under APB Opinion No. 25. Of the $670,000 of such compensation expense that was recognized in the accompanying Consolidated Statement of Operations for the year ended June 30, 2006, $302,000 was recorded as a cost of revenues, $1,000 as selling and marketing expenses, and $367,000 as general and administrative expenses. Basic and diluted net income per share for the fiscal year ended June 30, 2006 would have been $0.51 and $0.49, respectively, if the Company had not adopted SFAS No. 123(R), compared to reported basic and diluted net income per share of $0.44 and $0.42, respectively.

For fiscal year 2007 as a result of the adoption of SFAS No. 123(R), the Company's net loss before income tax expense was $726,000 more than what the amount would have been under APB Opinion No. 25, or a pretax loss of approximately $56,000 for fiscal year 2007. Of the $726,000 of such compensation expense recognized during fiscal year 2007, $194,000 was recognized as part of cost of revenues, $8,000 was recognized as part of selling and marketing expenses and $524,000 was recognized as part of general and administrative expenses. Basic and diluted earnings, per share, would have been $0.02 and $0.02, respectively, if the Company had not adopted the provisions of SFAS No. 123(R), compared to reported basic and diluted loss, per share, of $0.06 and $0.06, respectively.

Because the Company paid its first quarterly dividend of $0.08 per common share beginning in the fourth quarter of 2006, the Company incorporated a dividend yield percentage assumption of 2.3% for stock option grants issued in 2006, based on an expected annual dividend of $0.32 per share of common stock. In the third quarter of 2007, the quarterly dividend rate was increased to $0.12 per share of common stock ($0.48 per year) Partly as a result, the dividend yield assumption increased from 2.3% for fiscal year 2006 to 2.6% for those stock option grants made during fiscal 2007.

The total amount of compensation expense related to unvested stock option and restricted stock awards not yet recognized at June 30, 2007 was $1,672,000 and that amount will be recognized as compensation expense as follows:

Fiscal Year Ending June 30,	Amount
2008	864,000
2009	486,000
2010	233,000
2011	89,000
	$1,672,000

However, such amounts do not include the cost of new stock options or stock awards that may be granted in future periods nor any changes in the Company's forfeiture percentage.

Prior to the adoption of SFAS No. 123(R), the Company classified all tax benefits resulting from the exercise of stock options as operating cash flows in the statements of cash flows. SFAS No. 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. There were no such excess tax benefits resulting from the exercise of stock options for the fiscal years ended June 30, 2007 and 2006.

SFAS No. 123(R) requires the Company to continue to provide the pro forma disclosures in accordance with SFAS No. 123, as amended, for all prior periods presented in which share-based payments to employees are accounted for under APB Opinion No. 25.

The following table illustrates the effect on net income and net income per share for the fiscal year ended June 30, 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to share-based employee compensation:

	(in thousands, except per share data)
	2005
Net income, as reported	$4,818
Add: Stock-based compensation included in reported net income, net of tax effects	20
Deduct: Total stock-based compensation expense determined under fair value based method for awards, net of related tax effects	(1,068)
Pro forma net income	$3,770
Net income per common share – basic:	
As reported	$ 0.69
Pro forma	$ 0.54
Net income per common share – diluted:	
As reported	$ 0.65
Pro forma	$ 0.51

Net Income Per Share

We compute net income or loss per share in accordance with SFAS No. 128, *Earnings Per Share.* SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding during the periods presented. Diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of common and common equivalent shares outstanding during the periods presented assuming the exercise of all outstanding stock options and other dilutive securities. However, options with exercise prices that exceed the average market price of the Company's shares for the period for which the calculation of diluted net income per share is made are disregarded, because they are non-dilutive in their effect.

The following table sets forth the computation of basic and diluted net income (loss) per common share (in thousands except per share data):

	2007	2006	2005
Income (loss) from continuing operations	$ (743)	$3,404	$4,758
Income from discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	228	296	60
Net income (loss)	$ (515)	$3,700	$4,818
Net income (loss) per basic share:			
From continuing operations	$(0.09)	$ 0.40	$ 0.68
From discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.03	0.04	0.01
Net income (loss)	$(0.06)	$ 0.44	$ 0.69
Net income (loss) per diluted share:			
From continuing operations	$(0.09)	$ 0.39	$ 0.64
From discontinued operations, net of gain on sales of discontinued businesses (net of income taxes)	0.03	0.03	0.01
Net income (loss)	$(0.06)	$ 0.42	$ 0.65
Weighted-average shares outstanding:			
Basic	8,367	8,473	7,013
Effect of dilutive shares	-	309	439
Diluted	8,367	8,782	7,452

Options and warrants to purchase approximately 689,000 and 406,000 shares of common stock for the years ended June 30, 2006 and 2005, respectively, at exercise prices up to $24.00 per share, were not included in the computation of diluted earnings per share because the respective exercise prices of those options and warrants were greater than the average market price for the respective period. For 2007, approximately 1,062,000 options and warrants were excluded from the computation of diluted earnings, as they would have been anti-dilutive in the calculation of earnings per share.

Comprehensive Income

The Company does not have any items of other comprehensive income requiring separate disclosure.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company is required to evaluate the carrying value of its goodwill and certain indefinite-lived intangible assets at least annually for impairment, or more frequently if facts and circumstances indicate that impairment has occurred. Management formally evaluates the carrying value of its goodwill and other indefinite-lived intangible assets for impairment on the anniversary date of each of the acquisitions that gave rise to the recording of such assets. During fiscal year 2007, we completed our annual review of the carrying value of goodwill acquired with the acquisitions of CoinFacts, Inc. ("CFI"), Certified Coin Exchange ("CCE"), Gem Certification & Appraisal Lab, LLC ("GCAL"), and Gemprint Corporation ("Gemprint"), which were consummated during fiscal year 2006 and, on the basis of those reviews, determined that no impairments had occurred.

Intangible assets acquired through acquisition, which have definite lives such as customer lists, are subject to amortization over their remaining useful lives.

During fiscal year 2007, the Company acquired two businesses, AGL and Expos, and purchased an asset, Diamond I.D., which resulted in the acquisition of goodwill and intangible assets with indefinite lives in the aggregate amounts of approximately $3,085,000 and $2,654,000, respectively, net of a $16,000 loss on the AGL colored gemstone reference set that occurred following the acquisition date of August 18, 2006. The Company also acquired through the same business acquisitions during fiscal year 2007, approximately $2,502,000 of intangible assets with definite lives. Separately, the Company capitalized $1,483,000 of the cost of certain internally-developed software during fiscal year 2007. Both the acquired intangible assets and the internally-developed software are subject to amortization over their remaining useful lives.

The following table sets forth, by "reporting unit" as defined by SFAS No. 142, the amounts classified as goodwill and intangible assets, net, on the balance sheets as of June 30, 2006 and 2007 in thousands of dollars:

	Coins	GCAL and Gemprint	AGL	Expos	CCE and Other	Total
Goodwill:						
Balance at June 30, 2006	$515	$8,167	$ -	$ -	$1,117	$ 9,799
Acquired during FY2007:						
AGL	-	-	2,083	-	-	2,083
Expos Unlimited	-	-	-	1,001	-	1,001
Gemprint	-	1	-	-	-	1
Balance at June 30, 2007	$515	$8,168	$2,083	$1,001	$1,117	$12,884
Intangible Assets, Net:						
Balance at June 30, 2006	$ 29	$3,365	$ -	$ -	$1,280	$ 4,674
Acquired during FY2007 with indefinite lives:						
AGL, net of $16 loss	-	-	1,914	-	-	1,914
Expos Unlimited	-	-	-	740	-	740
Acquired during FY2007 with definite lives:						
AGL	-	-	1,100	-	-	1,100
Expos Unlimited	-	-	-	1,070	-	1,070
Diamond I.D.	-	332	-	-	-	332
CCE	-	-	-	-	2	2
Capitalized software costs during FY2007	523	658	-	-	302	1,483
Less: amortization for FY2007	(140)	(342)	(98)	(110)	(260)	(950)
Balance at June 30, 2007	$412	$4,013	$2,916	$1,700	$1,324	$10,365

Amortization expense for each of the five succeeding years relating to intangible assets with definite lives currently recorded in the Consolidated Balance Sheets is estimated to be as follows at June 30:

2008	$1,162,000
2009	$1,188,000
2010	$1,021,000
2011	$600,000
2012	$559,000

Approximately $9.6 million of the $12.9 million classified as goodwill on the Consolidated Balance Sheets at June 30, 2007 is amortizable and deductible for tax purposes over a period of 15 years.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109 (FIN48).* Interpretation 48 clarifies Statement 109, *Accounting for Income Taxes,* to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. Management is currently completing the process of evaluating the effect of FIN48 on its Consolidated Financial Statements, as of the beginning of the period of adoption, July 1, 2007. The Company currently believes that the adoption of FIN48 will not have a material effect on the Company's financial position and results of operation.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operation.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans* (an amendment of FASB Statement No. 87, 88, 106 and 132R). SFAS No. 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. As the Company currently does not sponsor one or more single-employer defined benefit plans, we do not expect the adoption of SFAS No. 158 to have a material impact on our financial position or results of operation.

In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 was issued to provide consistency in the manner in which registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" method and the "iron curtain" method, respectively. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on this income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on this balance sheet approach can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings (accumulated deficit). Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The application of SAB 108 did not have a material impact on the Company's financial position or results of operation.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements*. As described above, we do not expect that the adoption of SFAS No. 157 or No. 159 will have a material impact on our financial position or results of operations.

3. Business Acquisitions

On July 14, 2005, the Company acquired substantially all the assets of CoinFacts.com for $500,000 in cash and $15,000 in directly-related costs. CoinFacts.com operates an Internet website on which it publishes detailed proprietary historical information on U.S. coins. The amount of $515,000 was classified as goodwill at June 30, 2006 and 2007.

On September 2, 2005, the Company acquired all of the common stock of Certified Coin Exchange and all of the common stock of an affiliated business, computertradingpost.com, Inc. ("CTP"), for an aggregate purchase price of $2,217,000 in cash and directly-related costs of $160,000. At June 30, 2006 and 2007, $1,117,000 was classified as goodwill based upon the purchase price of $2,377,000 allocated over net tangible assets acquired of $313,000 and intangible assets acquired of $947,000. CCE is a subscription-based dealer-to-dealer Internet bid-ask market for third-party certified coins.

The Company was required to purchase CTP as a condition to its acquisition of CCE. At the time it consummated the CCE acquisition, the Company intended to dispose of CTP, and effective November 30, 2005, disposed of CTP. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the results of operations of CTP from the date of its acquisition through November 30, 2005, which included revenue of approximately $120,000 and operating income of $38,000, were consolidated as part of income from discontinued operations in the Consolidated Statement of Operations for the twelve months ended June 30, 2006, and a loss on the sale of CTP was included in the gain on the sale of discontinued operations for the fiscal year ended June 30, 2006.

On November 8, 2005, the Company acquired Gem Certification & Appraisal Lab, LLC, a gemological certification and grading laboratory. As part of that transaction, the Company also acquired all of the common stock of Diamond Profile Laboratory, Inc. ("DPL"), a scientific diamond light performance analysis laboratory and all publishing and other rights to *Palmieri's Market Monitor*, an educational and informative industry publication currently published by the Gemological Appraisal Association, Inc. ("GAA"). The Company paid an aggregate acquisition price of $3,000,000 in cash for GCAL, DPL and the publishing and other rights to *Palmieri's Market Monitor*, the assumption of $50,000 of certain transaction-related costs and directly-related costs of $218,000 for an aggregate purchase price of $3,268,000. At June 30, 2006 and 2007, $3,068,000 was classified as goodwill based upon the purchase price of $3,268,000 allocated over net tangible assets acquired of $147,000 and intangible assets acquired of $53,000.

On December 22, 2005, the Company acquired the business and substantially all of the assets of Gemprint Corporation. These assets consisted primarily of a patented technology for non-invasive diamond identification which Gemprint used to digitally capture the unique refractive light pattern (or "Gemprint") of each diamond that is processed with that technology. The Company paid a purchase price for that business and those assets, consisting of $7,500,000 in cash, assumed certain pre-acquisition liabilities and a lease commitment at closing in the aggregate amount of $213,000, incurred directly-related costs of $870,000 and agreed to pay $1 for each diamond that the Company registers using the Gemprint process in excess of 100,000 registrations during any year in the five-year period ending December 22, 2010. At June 30, 2006 and 2007, $5,099,000 and $5,100,000 were classified as goodwill, respectively, based upon the aggregate purchase price of $8,583,000 allocated over net tangible assets acquired of $40,000 and intangible assets acquired of $3,444,000.

GCAL has incorporated the Gemprint process into its GCAL business process, so that each GCAL authenticated and graded diamond can also carry a Gemprint image stored in GCAL's registered database. The Gemprint process enables GCAL to provide an additional measure of protection by enabling it to detect misrepresentations of diamond quality that can occur by, for example, switching a diamond grading certificate issued for a higher quality diamond to a lower quality diamond.

Effective July 1, 2006, the Company acquired the assets and business of Expos Unlimited LLC ("Expos"), a trade show management company that operates the Long Beach and the Santa Clara, California coin, stamp and collectibles expositions. The purchase price for this business was $2,400,000 in cash. Based on the future revenues of Expos, the Company may be obligated to make contingent payments up to an aggregate of $750,000 after five years, or July 2011. The Company completed a purchase price allocation based upon an acquisition price of $2,400,000 and other direct costs of approximately $75,000. A fair value of $1,810,000 has been assigned to identifiable intangible assets, and $193,000 and $529,000 was allocated to net assets acquired and assumed liabilities, respectively.

Under the purchase method of accounting for business combinations, the excess of the purchase price that we paid for Expos over the fair values of net assets acquired and liabilities assumed, which totaled $1,001,000,was recorded as goodwill during the fiscal year ended June 30, 2007. During the fourth quarter of fiscal year 2007, the Company finalized the purchase price allocation for this acquisition, which resulted in a cumulative increase to amortization expense of identifiable intangible assets with definite lives of approximately $21,000, a decrease in the carrying value of goodwill of $906,000, an increase in the fair value of identifiable intangible assets of $822,000, and an $84,000 increase in the values assigned to net assets acquired. The Company, which authenticates and grades collectibles at trade shows as part of its collectibles authentication and grading business, believes that there exists synergistic benefits between the Company's core collectibles authentication and grading businesses and the Expos collectibles trade show businesses.

On August 18, 2006, the Company acquired all the common stock of American Gemological Laboratories ("AGL"), an international colored gemstone certification and grading laboratory. AGL is a third party authentication and grading services for colored gemstones, including colored gemstones that are sold at auctions and by jewelry retailers. The Company paid an acquisition price of $3,500,000 in cash for AGL, and, depending on AGL's future revenues, may become obligated to make contingent payments of up to an aggregate of $3,500,000 over the next five years. The Company is in the process of completing a purchase price allocation based on the AGL acquisition price of $3,500,000, plus approximately $233,000 of other directly-related costs and $214,000 representing a payment to settle a loan obligation of AGL to the seller of AGL. During the fourth quarter of fiscal year 2007, the Company revised its previously reported allocation of the purchase price for AGL over the net assets acquired, including intangible assets, such that goodwill was revised from $3,397,000 at March 31, 2007 to $2,083,000 at June 30, 2007. Similarly, during the fourth quarter of 2007, the allocation of the purchase price to intangible assets with indefinite and definite lives was revised from $522,000 and $124,000, respectively, at March 31, 2007 to $1,930,000 and $1,100,000, respectively, at June 30, 2007. The fair value of net liabilities assumed was also increased by $1,068,000 from $98,000 at March 31, 2007 to $1,166,000 at June 30, 2007 due to an increase in a deferred tax liability in the amount of $1,068,000 in the fourth quarter of 2007. Due to the increased allocation of the purchase price to intangible assets with definite lives and revisions to the remaining useful lives of these assets, the cumulative amount of amortization expense was increased by $78,000 in the fourth quarter of 2007. The purchase price allocation was incomplete at June 30, 2007 due to the preliminary nature of the estimated fair value of $500,000 assigned to AGL's colored gemstone reference set. We expect to finalize the fair value assigned to the reference set and the purchase price allocation for AGL during the first quarter of fiscal year 2008.

The amount recognized as goodwill for AGL at June 30, 2007 of $2,083,000 is based on the Company's expectations that future growth and profit opportunities exist in this undeveloped market segment.

The operating results of each of these acquired businesses were consolidated into the Company's financial statements from the respective dates of their acquisition.

On September 21, 2006, the Company acquired an existing patent and other intangible assets from Diamond I.D., Inc. ("DID") for $332,000, which includes other direct costs of approximately $37,000, and presented these assets as part of intangible assets, net, on the Consolidated Balance Sheet at June 30, 2007. The acquisition of those assets did not constitute a business combination. During the fiscal year 2007, approximately $33,000 was recorded as amortization expense with respect to these assets.

The following table sets forth the fiscal year 2007 purchase price allocations with respect to the Expos and AGL business acquisitions, and the Diamond I.D. asset acquisition and the goodwill acquired in fiscal year 2006 in the CCE, GCAL, CoinFacts, and Gemprint business acquisitions:

	(in thousands)				
	Gemprint	**Expos**	**AGL**	**DID**	**Total**
Cost of Investment:					
Purchase Price	$ -	$2,400	$3,500	$295	$6,195
Other direct costs	1	75	183	37	296
Investment banking fees	-	-	50	-	50
Liability assumed	-	-	214	-	214
	1	2,475	3,947	332	6,755
Value Assigned to Assets and Liabilities:					
Cash	-	49	81	-	130
Current assets	-	86	27	-	113
Current liabilities	-	(59)	(69)	-	(128)
Customer deposits	-	(470)	-	-	(470)
Property, plant and equipment	-	57	-	-	57
Other assets	-	1	-	-	1
Deferred tax liabilities	-	-	(1,205)	-	(1,205)
Intangible Assets with Finite Lives:					
Exhibitor relationships	-	790	-	-	790
Customer relationships	-	-	460	-	460
Acquired technology	-	-	440	-	440
Auctioneer relationships	-	150	-	-	150
Covenant not to compete	-	130	200	32	362
Patent	-	-	-	300	300
Intangible Assets with Indefinite Lives:					
Reference set	-	-	500	-	500
Trade name	-	740	1,430	-	2,170
Excess for the acquisitions completed in fiscal 2007	$ 1	$1,001	$2,083	$ -	$3,085
Goodwill acquired in fiscal year 2006 for:					
CCE					$1,117
CoinFacts					515
GCAL					3,068
Gemprint					5,099
					9,799
					$12,884

Intangible assets with finite lives for the acquisitions completed in fiscal years 2006 and 2007 are being amortized on a straight-line basis over their estimated useful lives, as follows:

	CCE	Gemprint	Expos	AGL	DID
Customer relationships	15 years	-	-	10 years	-
Software/Acquired technology	2 years	7 years	-	10 years	-
Covenant not to compete	5 years	-	8 years	8.5 years	2 years
Patents	-	20 years	-	-	11 years
Auctioneer relationships	-	-	10 years	-	-
Exhibitor relationships	-	-	10 years	-	-

The following pro forma financial data presents the unaudited pro-forma consolidated statements of operations for the Company for the fiscal years ended June 30, 2007, 2006 and 2005 based on the assumption that the Coinfacts, CCE, GCAL and Gemprint acquisitions had been consummated on July 1, 2004, and that AGL and Expos acquisitions had been completed as of July 1, 2005, rather than on the actual dates of their acquisition. These pro forma unaudited statements of operations do not purport to represent what the Company's actual results of operations would have been had these acquisitions been consummated on July 1, 2004 or 2005 and are not necessarily indicative of the Company's results of operations for any subsequent fiscal year.

	Unaudited		
	Fiscal Year Ended June 30, (In Thousands, except per share data)		
	2007	2006	2005
Revenue	$40,529	$39,693	$35,358
Operating income (loss)	(2,948)	3,712	6,995
Interest income, net	2,123	1,958	906
Other income	6	24	26
Income (loss) before provision for income taxes	(819)	5,694	7,927
Provision (benefit) for income taxes	(53)	2,547	3,152
Income (loss) from continuing operations	(766)	3,147	4,775
Income from discontinued operations	228	309	116
Net income (loss)	$ (538)	$ 3,456	$ 4,891
Net income (loss) per diluted share:			
Income (loss) from continuing operations	$ (0.09)	$ 0.36	$ 0.64
Income from discontinued operations	$ 0.03	$ 0.03	$ 0.02
Net income (loss)	$ (0.06)	$ 0.39	$ 0.66

4. Discontinued Operations

On December 4, 2003, the Company's Board of Directors authorized management to implement a plan to focus the Company's financial and management resources, and collectibles expertise, on the operations and growth of its grading and authentication businesses, and to divest the Company's collectibles auctions and direct sales businesses.

Accordingly, in accordance with SFAS No. 144, the assets and related liabilities of the collectibles sales businesses, which included the Bowers and Merena Auction, Superior Sports Auctions, Kingswood Coin Auctions, Odyssey Publications, Lyn Knight Currency Auctions, DHRC and computertradingpost.com, Inc.("CTP"), have been classified as held for sale in the accompanying Consolidated Balance Sheet at June 30, 2006, and the related operating results have been classified as discontinued operations in the accompanying Consolidated Statements of Operations for the fiscal years ended June 30, 2007, 2006 and 2005.

On February 19, 2004 we sold the businesses and certain assets of our Bowers & Merena Auction, Kingswood Coin Auction and Superior Sports Auction divisions (collectively the "BK&S Divisions") to Spectrum Numismatics International, Inc. ("Spectrum"), a subsidiary of Greg Manning Auctions, Inc. We retained ownership of the collectibles inventories and the then outstanding accounts receivables of the BK&S Divisions and Spectrum assumed certain outstanding contractual obligations of those businesses.

The consideration for the sale of those businesses was $2,500,000 in cash. We also were entitled to receive additional consideration in an amount to be determined on the basis of the sales revenues of the BK&S Divisions over the two-year period following February 19, 2004. We recorded a pre-tax gain of $1,872,000 on the sale of the BK&S Divisions in the year ended June 30, 2004. We were entitled to recognize any additional consideration in future periods as and to the extent the amounts became determinable. However, no additional amounts were earned.

In furtherance of our strategy to focus our business on the provision of value added collectibles services and to dispose of the collectibles sales businesses, in March 2003 we discontinued the business of selling coins, at retail, under the name "David Hall Rare Coins" (or "DHRC"). In connection with the operation of that business, we had utilized certain intangible assets and trade secrets obtained under a license agreement from an affiliate of David Hall and Van Simmons, two of the Company's largest stockholders and also two of its directors. In connection with the discontinuance of the DHRC business, and with the approval of the disinterested members of our Board of Directors, we terminated that license agreement. We retained the operating inventory, receivables and liabilities of DHRC at the time of the termination of the license and discontinuance of that business. By June 30, 2005, we had disposed of the remaining net assets and liabilities of this business.

In the fourth quarter of 2004, we disposed of our Odyssey related auction and publications businesses for $190,000 cash, of which $130,000 was paid at the time of sale and the remaining $60,000 was payable in eight (8) equal quarterly installments, all of which had been received by June 30, 2006. In addition, we retained certain assets and liabilities of these businesses, and we are in the process of liquidating the remaining inventories, which are fully reserved on the consolidated balance sheets at June 30, 2007.

On September 17, 2003, we sold certain assets of our currency auction business, operated by a wholly-owned subsidiary, Lyn Knight Currency Auctions, Inc., to Collectible Properties, Inc., a private company owned by Lyn F. Knight who, until that sale, had been president of that subsidiary and had managed that business for the Company. We retained ownership of the inventory of collectible currencies and the then outstanding accounts receivable, and Collectible Properties, Inc. assumed certain outstanding contractual obligations, of this business. The consideration received from that sale was equal to the net book value of the assets sold plus an additional amount which will be determined on the basis of the future sales revenue of Collectible Properties, Inc. Through June 30, 2007, we recognized approximately $246,000 in fiscal 2007, $424,000 in fiscal 2006, and $248,000 in fiscal 2005, respectively, of additional consideration based on the revenues of Collectible Properties, Inc.

In connection with and as a condition of our acquisition of CCE in September 2005, we were required to purchase the common stock of CTP, an entity affiliated with the owner of CCE. Our intent at the date of acquisition was to dispose of CTP, and we disposed of CTP in November 2005. The operating results of CTP are classified as part of discontinued operations from the date of its acquisition through the date of its disposal, and we recognized a loss of $16,000 on the disposal of CTP. As part of the consideration for the sale of CTP, we recorded a note receivable of $458,000, bearing interest at 10% per annum and payable over five years. We have a security interest in the assets of CTP and certain personal assets of the purchaser. At June 30, 2007, the carrying value of the note was $321,000, of which the current portion was approximately $92,000, is included as part of the current portion of receivables from sale of net assets of discontinued operations.

The operating results of the discontinued collectible sales businesses and CTP are included in the accompanying Consolidated Statements of Operations, are as follows (in thousands):

	Years Ended June 30,		
	2007	**2006**	**2005**
Net revenues	$ 84	$480	$472
Income (loss) from operations	140	161	(277)
Gain on sale of discontinued businesses	259	408	202
	399	569	(75)
Income tax expense (benefit)	171	273	(135)
Income from discontinued operations	$228	$296	$ 60

The following table contains summary balance sheet information (in thousands) with respect to the net assets and liabilities of the collectible sales businesses held for sale that are included in the accompanying Consolidated Balance Sheets:

	June 30,	
	2007	**2006**
Current assets:		
Accounts receivable	$ -	$10
Inventories	-	37
Consignment advances	-	-
Notes receivable	-	36
	$ -	$83
Non-current assets:		
Notes receivable, net of current portion	-	-
	$ -	$ -
Current liabilities:		
Consignors payable	$ -	$ 1
Other current liabilities	-	7
	$ -	$ 8

5. Inventories

Inventories consist of the following at June 30:

	(in thousands)	
	2007	**2006**
Coins	$253	$346
Other collectibles	33	37
Grading raw materials consumable inventory	247	160
	533	543
Less inventory reserve	(91)	(106)
	$442	$437

The inventory reserve represents a valuation allowance on certain items of our coins and other collectibles inventories based upon our review of the current market value of such coins and collectibles.

6. Customer Notes Receivable

During the fourth quarter of 2005, our wholly-owned subsidiary, Collectors Finance Corporation (CFC), implemented a Dealer Financing Program, pursuant to which it offers short term loans to collectibles dealers and customers with established credit histories that are willing to collateralize the loans with coins or other collectibles that have been or will be authenticated and graded by us. A customer is required to repay the loan at maturity or, if sooner, on return to the customer of the coins or other collectibles that collateralize the loan. In the event that we return only a portion of the coins or other collectibles being held as collateral for the loan, then the customer is required to make a principal reduction payment at that time to maintain adequate collateral coverage for the loan. These short term loans bear interest at a rate based on the prevailing Prime Rate at the time the loan is made. The total principal amount of advances and short term loans made to customers under the Dealer Financing Program in 2005 was $6,078,000, of which $4,518,000 had been repaid by June 30, 2005, which left a remaining unpaid balance as of that date of $1,560,000, all of which was repaid in fiscal year 2006. During fiscal year 2006, the total principal amount of such advances and short-term loans made to customers was $4,283,000, of which $470,000 was repaid by June 30, 2006, which left an unpaid balance remaining as of that date of $3,813,000, of which $3,790,000 was repaid during fiscal year 2007. During fiscal year 2007, the total principal amount of advances and short-term loans made to customers was $5,038,000, of which $2,626,000 was repaid by June 30, 2007, which left an unpaid balance remaining as of that date of $2,435,000.

In addition to the principal amounts advanced by CFC, the Company recorded a note receivable from a customer in September 2006 that matures in December 2007 in the principal amount of $132,000. Because the stated interest rate on the note is 0%; we discounted the note to a carrying value of approximately $114,000 at September 30, 2006 using an imputed interest rate, per annum, of 11.25%, which was the interest rate applied to similar notes receivables held by CFC. At June 30, 2007, the carrying value of the note was approximately $124,000, and, accordingly, $10,000 was recorded as interest income.

The Company routinely performs an analysis of the expected collectibility of customer notes receivable based on several factors, including the age and extent of significant past due amounts, economic conditions or trends that may adversely affect the ability of customers to pay those notes and the value of the collateral securing the repayment of the outstanding balances and may establish an allowance for possible losses on those notes based on those analyses. At June 30, 2007 and 2006, we had allowances for uncollectible amounts of $23,000 and $16,000, respectively, to cover a deficiency in collateral value securing the notes of one customer for advances made under the Dealer Financing Program.

7. Property and Equipment

Property and equipment consist of the following at June 30:

	(in thousands)	
	2007	**2006**
Coins and stamp grading reference sets	$ 222	$ 62
Computer hardware and equipment	1,664	1,271
Computer software	1,027	972
Equipment	3,366	2,020
Furniture and office equipment	1,064	793
Leasehold improvements	1,452	607
Trading card reference library	52	52
	8,847	5,777
Less accumulated depreciation and amortization	(4,766)	(3,880)
Property and equipment, net	$4,081	$1,897

Depreciation and amortization expense relating to property and equipment for fiscal 2007, 2006 and 2005 was $891,000, $486,000 and $443,000, respectively.

8. Accrued Liabilities

Accrued liabilities consisted of the following at June 30:

	(in thousands)	
	2007	**2006**
Warranty reserve	$ 735	$ 710
Professional fees	183	189
Other	1,236	1,144
	$2,154	$2,043

Warranty reserve activity and balances related to fiscal years 2007, 2006 and 2005, were as follows (in thousands):

Warranty reserve, June 30, 2004	$492
Charged to cost of revenues	530
Payments	(413)
Warranty reserve June 30, 2005	609
Charged to cost of revenues	492
Payments	(391)
Warranty reserve at June 30, 2006	710
Charged to cost of revenues	389
Payments	(364)
Warranty reserve at June 30, 2007	$735

9. Income Taxes

Set forth below are the provision (benefit) for income taxes for the years ended June 30:

	(in thousands)		
	2007	**2006**	**2005**
Current:			
Federal	$(613)	$2,360	$2,738
State	29	9	63
	(584)	2,369	2,801
Deferred:			
Federal	705	(172)	(117)
State	(160)	536	457
	545	364	340
Total provision (benefit) for income taxes	$ (39)	$2,733	$3,141

The reconciliation of the provision (benefit) for income taxes computed at federal statutory rates to the provision (benefit) for income taxes for the years ended June 30, was as follows:

	(in thousands)		
	2007	**2006**	**2005**
Provision at federal statutory rates	$(266)	$2,087	$2,685
State income taxes, net	(99)	356	340
Meals and entertainment	94	76	59
Stock-based compensation	227	214	-
Other	5	-	57
	$ (39)	$2,733	$3,141

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes as of June 30, 2007 and 2006, were as follows:

	(in thousands)	
	2007	**2006**
Deferred tax assets:		
Supplier compensation costs	$ 496	$ 510
Reserves	1,037	1,077
Net operating loss carryforward	159	-
State credits	802	661
Other	74	21
Less: valuation allowance	(22)	-
Total deferred tax assets	2,546	2,269
Deferred tax liabilities:		
Goodwill and intangibles	(2,298)	(408)
Property and equipment	(31)	(32)
Other	(66)	(73)
Total deferred tax liabilities	(2,395)	(513)
Net deferred tax assets	151	1,756
Less: Current portion	(1,020)	(1,414)
	$(869)	$ 342

At June 30, 2007, the Company had $1,215,000 related to California Enterprise Zone Credits. These credits have no expiration dates, and can only be utilized to offset taxable income generated in the Enterprise Zone. The Company also has state net operating losses of $2,181,000, which will primarily begin to expire in 2017.

10. Line of Credit

To provide a source of funds for its Dealer Financing Program, in June 2005 CFC entered into a two-year revolving bank line of credit agreement, that permits CFC to borrow, at any one time, up to the lesser of (i) $7,000,000 or (ii) an amount equal to 85% of the aggregate principal amount of customer receivables that meet the bank's eligibility criteria. As of June 30, 2007 and 2006, no borrowings had been made by CFC under this bank line. Borrowings under this credit line bear interest at rates based on the bank's Prime Rate or LIBOR, as applicable, and are secured by substantially all the assets of CFC (including customer receivables and CFC's security interests in customer owned loan collateral).

Costs of approximately $340,000 (comprised of a loan agreement fee, bank fees and legal fees) were incurred in connection with this line of credit. At June 30, 2005, these costs were capitalized and the unamortized balance of approximately $0 and $170,000 were included in prepaid expenses and other current assets in the accompanying Consolidated Balance Sheets at June 30, 2007 and 2006, respectively. These debt issuance costs were amortized to interest expense using the effective interest method over the term of the revolving bank line of credit agreement, which was the two years ended June 30, 2007. On a quarterly basis, CFC incurs an unused line fee at a rate of 0.25% per annum, based on the average daily unused portion of the total facility during the quarter. On June 28, 2007, the maturity date for this revolving bank line of credit was extended to September 30, 2007 by mutual agreement between the bank and CFC.

CFC's obligations under this line of credit have been guaranteed by the Company pursuant to a Continuing Guaranty Agreement with the bank lender. The terms of that Agreement require the Company to be in compliance with certain financial and other restrictive covenants, and require the consent of the lender (i) for the Company to pay cash dividends or repurchase shares of its common stock in amounts exceeding its annual net income in any year, and (ii) to consummate more than $5,000,000 of business acquisitions in any year. The Company was in compliance with all covenants at June 30, 2007 and 2006 and received the required consents and waivers from the lender for the purchase of the Gemprint business, repurchases of the Company's stock under the stock buyback program, and the payment of cash dividends during fiscal 2007 and 2006.

11. Employee Benefit Plans

We established an employee benefit plan, effective July 1992, that features a 401(k) salary reduction provision covering all employees who meet the eligibility requirements of the plan. Eligible employees are able to defer up to the lesser of 15% of their base compensation or the statutorily prescribed annual limit.

On July 5, 2000, the Company implemented the 2000 Employee Stock Purchase Plan (the "Plan") covering all employees who met certain eligibility requirements. The Plan, which was approved by our stockholders, permitted employees to elect, at the beginning of each six-month period (each, a "purchase period"), to authorize withholdings from payroll of up to 15% of their compensation that would be used to purchase shares of the Company's common stock at the end of the six-month period. The Plan provided that the purchase price would be 85% of the closing price of the Company's shares on NASDAQ on (i) the first day of the six-month period, or (ii) the last day of the six-month period, whichever price was lower. Participating employees were entitled to revoke their elections to participate in the purchase of shares at any time prior to the end of a purchase period, in which event the amounts withheld to the date of such revocation were paid to the employee, without interest. This Plan was terminated effective as of July 1, 2005.

During fiscal 2005, we issued 5,000 shares of common stock under this Plan at an average purchase price of $12.80 per share.

12. Stockholders' Equity

Equity Offering

In March 2005, the Company completed a public offering of a total of 3,450,000 shares of its common stock, of which a total of 2,195,856 shares were sold by the Company, and the remaining shares were sold by David G. Hall and Van D. Simmons, at a public offering price of $17.50 per share. Messrs. Hall and Simmons, who founded the Company in 1986, are directors of the Company, and Mr. Hall also is the Company's President. The proceeds to the Company, net of the underwriting discount and offering expenses of approximately $650,000, were approximately $35,657,000. The Company did not receive any of the proceeds from the sale of shares by Messrs. Hall and Simmons.

Dividends

On May 31, 2006, the Company announced that its Board of Directors had adopted a dividend policy that called for the payment of quarterly cash dividends, each in the amount of $0.08 per share for an expected total annual cash dividend of $0.32 per common share. At the same time, the Board of Directors declared the first of the quarterly cash dividends under this policy of $0.08 per share, which was paid on June 28, 2006 in the aggregate amount of $674,000 to stockholders of record on June 14, 2006. Similarly, pursuant to that dividend policy, dividend payments of $0.08 per share were paid on September 12, 2006 in the aggregate amount of approximately $668,000, and on December 13, 2006, in the aggregate amount of approximately $665,000.

On December 5, 2006, the Board of Directors modified the dividend policy by increasing the quarterly dividend from $0.08 per share of common stock to $0.12 per share and declared and paid dividends in the amounts of $999,000 and $1,018,000 for the third and fourth quarter of fiscal year 2007. Pursuant to that modified policy, in June 2007, the Board of Directors authorized an additional increase in the quarterly dividend rate from $0.12 per share to $0.25 per share, effective for the quarterly dividend expected to be paid in the first quarter of fiscal 2008. That quarterly dividend was paid, in the aggregate amount of $2,129,000, on September 7, 2007 to all stockholders of record as of August 24, 2007 (see note 17).

The declaration of cash dividends in the future, pursuant to the Company's new dividend policy, is subject to final determination each quarter by the Board of Directors based on a number of factors, including the Company's financial performance and its available cash resources, its cash requirements and alternative uses of cash that the Board may conclude would represent an opportunity to generate a greater return on investment for the Company. For these reasons, as well as others, there can be no assurance that the amount of the quarterly cash dividends will not be reduced or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Stock Buyback Program

On December 6, 2005, the Company announced that its Board of Directors had approved a stock buyback program authorizing the Company to make up to $10,000,000 of stock purchases in the open market or private transactions, in accordance with applicable SEC rules. During the years ended June 30, 2007 and 2006, the Company repurchased and retired 72,000 and 182,000 shares, respectively, of its common stock, pursuant to this program for aggregate purchase prices totaling approximately $949,000 and $2,628,000 (including transaction costs), respectively. Common stock at par value and additional paid-in capital were reduced by the $2,628,000 and $949,000, respectively. The Company is under no obligation to repurchase any additional shares under this program, and the timing, actual number and value of any additional shares that may be repurchased under this program will depend on a number of factors, including the Company's future financial performance, the Company's available cash resources and competing uses for the cash, prevailing market prices of the Company's common stock and the number of shares that become available for sale at prices that the Company believes are attractive.

Treasury Stock

Pursuant to a program approved by the Board of Directors in 2000, the Company had purchased 125,000 of its shares at an average price of $8.16 per share during the period from September 25, 2000 to December 28, 2000 at an aggregate cost of $1,021,000. During the second quarter of 2007, the Company retired all of these shares and recorded a decrease to additional paid-in capital on the balance sheet during the second quarter of 2007. Prior to that time, the repurchased shares were recorded as treasury shares on the Company's Consolidated Balance Sheets.

Consulting Agreement

In July 1997, we granted options to an individual to purchase 133,000 shares of our common stock at an exercise price of $1.31 per share as consideration for a five-year consulting agreement that commenced on July 1, 1997. The options vested in five annual installments of 20% of the shares beginning on December 31, 1997 and continuing through December 31, 2001. In January 2007, these options were fully exercised, and the related estimated tax benefit of $623,000 was recorded as part of $633,000 credited to stockholders' equity in fiscal 2007, as a result of that option exercise.

Supplier Compensation Cost

During fiscal 1999, the Company granted warrants to purchase up to an aggregate of 150,000 shares of common stock, at an exercise price of $20.00 per share, to collectible experts providing content for our websites. These warrants vested immediately and are exercisable over a ten-year term. The fair value of these warrants was expensed in fiscal 1999, and all of these warrants were outstanding at June 30, 2007.

13. Stock Option Plans

In January 1999, we adopted the PCGS 1999 Stock Incentive Plan (the "PCGS Plan"). The PCGS Plan, which was assumed by the Company at the time of its acquisition of PCGS, covered an aggregate of 269,250 shares of our common stock. In February 1999, we adopted the 1999 Stock Incentive Plan (the "1999 Plan"), which provides for grants of incentive stock options, nonstatutory stock options, and restricted stock grants to directors, officers, employees and consultants of Collectors Universe who provide valuable services to Collectors Universe, or its subsidiaries, entitling them to purchase up to 437,250 shares of our common stock. On December 5, 2000, the stockholders, at the Company's Annual Meeting, approved an amendment to the 1999 Plan to increase the authorized number of shares of our common stock that are issuable under this Plan from 437,250 to 749,750 shares.

The Company's stockholders also approved a 2003 Incentive Plan (the "2003 Plan") and a 2005 Incentive Plan (the "2005" Plan), which authorized the grant of options, and the issuance of restricted rights, to purchase up to an aggregate of 500,000 shares and 230,000 shares, respectively, of the Company's common stock to officers and other employees, non-employee directors and service providers of the Company and its subsidiaries.

The PCGS Plan and the 1999 Plan provided that the option exercise price per share may not be less than 100% of the fair market value of a share of common stock on the grant date, as determined by the Board of Directors, for incentive stock options and 85% of fair market value for nonstatutory stock options. The 2003 and 2005 Plan provided that the exercise price of all options (whether incentive or non-statutory), and the purchase price of shares issued pursuant to restricted stock purchase rights, may not be less than 100% of the fair market value of the shares subject to such options or rights (as the case may be) on the date of grant. However, the exercise price of incentive stock options granted under any of the Plans to any individual possessing 10% or more of the voting power of all classes of our stock may not be granted at less than 110% of the fair market value of a share of common stock on the grant date. The timing of exercise for individual option grants is at the discretion of the Board of Directors, and the options expire no later than ten years after the grant date (five years in the case of incentive stock options granted to individuals possessing 10% or more of the voting power of all classes of our stock). In the event of a change in control of the Company, an option or award of shares under these Plans will become fully exercisable if an agreement is not reached that provides for the surviving corporation to assume such options or awards or to substitute comparable options or awards for the options and awards granted under these Plans.

During the second quarter of fiscal year 2007, the Board of Directors adopted and our stockholders approved the 2006 Equity Incentive Plan ("2006 Plan"), which provides for the grant of stock options, stock appreciation rights (commonly referred to as "SARs"), restricted stock purchase rights and restricted stock units (collectively, "stock awards"), to officers and other employees and non-employee directors of and consultants to the Company or its subsidiaries. At the time of the adoption of the 2006 Plan, a total of 444,000 shares of common stock were still available for the future grant of stock options and restricted stock purchase awards under the other Plans (the "Existing Plans"). Pursuant to the provisions of the 2006 Plan, those 444,000 shares were "rolled over" into and became available for grants of stock awards only under the 2006 Plan and the right to grant additional stock awards under the Existing Plans terminated. In addition, while the stock options and restricted shares that were outstanding under the Existing Plans, which covered a total of 911,000 shares at the time the 2006 Plan was approved, were unaffected by the adoption of the 2006 Plan, in the event any of those stock awards were to terminate or any shares that were subject to outstanding restricted stock grants under the Existing Plans were to be reacquired by the Company, those shares will become available for future grants of stock awards under the 2006 Plan, rather than under the Existing Plans. As a result, the adoption of the 2006 Plan did not increase the number of shares authorized for issuance under the Company's stock incentive plans. Instead, the 2006 Plan was adopted to provide greater flexibility to the Company in terms of the types of stock incentives that could be granted to eligible participants.

The following is a summary of stock option activity for fiscal 2007, 2006 and 2005 under the 2006 Plan, PCGS Plan, the 1999 Plan, the 2003 Plan and the 2005 Plan.

(In thousands, except per share data)	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Options outstanding at June 30, 2004	822	$ 2.55 - $30.52	$ 10.56
Granted	295	11.58 - 20.10	17.09
Cancelled	(70)	3.08 - 30.52	17.70
Exercised	(71)	2.55 - 12.00	3.99
Options outstanding as June 30, 2005	976	2.55 - 24.00	12.49
Granted	42	12.90 - 14.00	13.73
Cancelled	(82)	3.08 - 20.00	15.52
Exercised	(47)	2.55 - 13.73	5.20
Options outstanding at June 30, 2006	889	3.08 - 24.00	12.65
Granted	65	13.70 - 14.09	13.67
Cancelled	(13)	3.08 - 20.00	15.11
Exercised	(29)	3.08 - 11.58	3.56
Options outstanding at June 30, 2007	912	$ 3.08 - $24.00	$ 12.98

The total pre-tax intrinsic value of options exercised during fiscal years 2007, 2006 and 2005 were $285,000, $462,000 and $956,000, respectively. Total fair value of options vested during 2007, 2006 and 2005 were $656,000, $671,000 and $1,372,000, respectively.

The following table summarizes information about stock options outstanding at June 30, 2007:

	Outstanding Options				Exercisable Options		
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	($000's) Aggregate Intrinsic Value	Number of Shares Exercisable	Weighted Average Exercise Price	($000's) Aggregate Intrinsic Value
$ 3.08 — $ 3.80	128	5.5	$ 3.38	$1,521	128	$ 3.38	$1,521
$ 5.28 — $ 7.60	62	6.4	$ 7.54	478	62	$ 7.54	478
$ 8.00 — $12.00	181	6.0	$10.40	887	136	$10.19	697
$13.24 — $19.60	442	7.7	$15.73	394	215	$17.09	79
$20.00 — $20.00	60	1.8	$20.00	-	60	$20.00	-
$20.10 — $24.00	39	3.7	$22.99	-	34	$23.42	-
	912	6.4	$12.98	$3,280	635	$12.53	$2,775

At June 30, 2007, unvested stock options to purchase up to a total of approximately 277,000 shares were outstanding with a weighted average contractual remaining life of 7.8 years and at a weighted average exercise price of $14.00. As of the same date, the aggregate intrinsic value of the unvested options (based on a closing price of our shares, as reported by Nasdaq, of $15.29) was approximately $505,000. At June 30, 2007, and based upon the estimated forfeiture rate of 9% per annum and the remaining vesting terms of these options, the number of options expected to vest over their remaining vesting terms was approximately 241,000 options. At June 30, 2006, unvested stock options to purchase up to a total of approximately 320,000 shares of our common stock were outstanding with a weighted average contractual remaining life of 8.2 years and at a weighted average exercise price of $13.21. As of the same date, the aggregate intrinsic value of the unvested options (based on a closing price of our shares, as reported by Nasdaq, of $13.98) was approximately $542,000.

The weighted-average fair values of stock options granted during fiscal 2007, 2006 and 2005 were $5.56, $6.57 and $8.55 per option share, respectively.

The following table presents the non-vested status of the restricted shares for the fiscal year ended June 30, 2007 and their respective weighted average grant date fair values. There were no restricted shares granted prior to fiscal 2007.

Non-Vested Shares:	**Shares**	**Weighted Average Grant-Date Fair Value**
Non-vested at June 30, 2006	-	$ -
Granted	56,760	13.65
Vested	(6,530)	13.40
Forfeited or Cancelled	-	-
Non-vested at June 30, 2007	50,230	$13.68

14. Related-Party Shares:

A former member of the Board of Directors is also a partner in a professional services firm providing service to the Company. For each of the years ended June 30, 2007, 2006 and 2005, the member was paid $23,750, $37,500 and $31,250, respectively, as Board fees; and the professional services firm was paid $211,000, $189,000, and $588,000, respectively, for services rendered. At June 30, 2007 and 2006, amounts payable to this firm were approximately $53,000 and $41,000, respectively, and are included on the Consolidated Balance Sheet in accounts payable and accrued liabilities, respectively.

DHRCC, which is wholly owned by David Hall, the President and a director and a stockholder of the Company, and Van Simmons, who is a director and a stockholder of the Company, has subleased from the Company, through November 6, 2009, approximately 2,200 square feet of office space, located at the Company's offices in Santa Ana, California, at a rent equal to between $1.50 and $1.75 per square foot per month. That rent, per square foot, is equal to the rent that was being paid to the Company by a prior unaffiliated subtenant for comparable space in the same building under a sublease entered into by the Company in March 2004. Rent received under the DHRCC sublease, which commenced on March 1, 2004, totaled $42,370 in fiscal 2007, $41,059 in fiscal 2006 and $40,000 in fiscal 2005.

In connection with its discontinuance of its retail coin sales business, effective March 1, 2004 the Company engaged DHRCC to sell the Company's remaining inventory of collectible coins that had been held for sale at retail by the Company's DHRC division. Sales of collectible coins by DHRCC pursuant to this engagement totaled $0, $0 and $11,000, respectively, for the periods ended June 30, 2007, 2006 and 2005, and the Company paid DHRCC commissions of $0, $0 and $1,000, respectively, in connection with those sales.

All of the above-described transactions with DHRCC were approved by the disinterested members of the Company's Board of Directors.

During fiscal years 2007, 2006 and 2005, the Company charged and DHRCC paid approximately $35,000, $29,000 and $29,000 and for advertising fees, approximately $1,000, $3,000 and $26,000 for grading and authentication fees and approximately $52,000, $53,000 and $11,000 for warranty claims, respectively. During fiscal year 2007, DHRCC attended the Expos Long Beach shows and paid approximately $5,200 in fees to Expos and also paid CCE $3,500 in monthly subscriber fees during fiscal year 2007. In addition, in 2005, the Company paid DHRCC $9,000 for the purchase of certain coin inventory.

During fiscal year 2007, David Hall paid $17,600 in grading and authentication fees for personal sportscards submitted. Also, a member of the immediate family of David Hall won a prize of $11,000 in the PCGS 2006 World Series of Grading Contest. Separately, this individual paid $13,600 in grading and authentication fees to PCGS. The grading fees charged by the Company to both individuals, were comparable to the fees charged by the Company in the ordinary course of business to unaffiliated customers for similar services.

As part of the acquisition of GCAL in November 2005, the Company acquired certain assets from Gemological Appraisal Association ("GAA"), a business owned and managed by the current President of GCAL. As part of the acquisition agreement, GAA entered into a sublease agreement with GCAL, which expires in May 2008, to sublease 50% of the leased premises of GCAL and also reimburse GCAL for 50% of other occupancy costs. From the date of acquisition to June 30, 2006, GAA paid approximately $25,000 under the sub-lease agreement, and approximately $6,000 for reimbursable occupancy expenses. During fiscal year 2007, GAA paid approximately $45,000 under the sub-lease agreement and approximately $12,000 for reimbursable occupancy expenses. In the normal course of business, GAA was charged and paid $2,500 in grading and consultation fees by GCAL during fiscal year 2007.

In connection with the Company's acquisition of the business and assets of Expos, the Company assumed a lease for the offices at which Expos conducts its operations. The landlord under that lease is a trust of which the trustee is the former president of Expos, who has been retained to provide services to the Company under a five year consulting agreement for consulting fees of $250,000 per year. The lease provides for lease payments by the Company of $3,000 per month for a term of three years with a one-time security deposit of $3,000. The lease is renewable for successive periods of one year each, subject to the right of either party to terminate the lease prior to commencement of any such one year renewal period. During fiscal year 2007, the Company paid $36,000 in lease payments for the Expos office site and $3,000 as a security deposit for the lease.

15. Commitments and Contingencies

Leases

The Company has various operating lease commitments for facilities and equipment that expire through December 2015. On July 1, 2006, GCAL leased and occupied additional space in the same building in which its operations were located. Under the terms of the new lease agreement, GCAL will lease the facility from July 1, 2006 to December 1, 2015. Minimum lease payments for the new space, which are included in the commitments table for fiscal years 2008 to 2012, are expected to be $329,000, $339,000, $349,000, $360,000 and $371,000, respectively. During fiscal 2007, the Company subleased office space that was in excess of its current requirements to two related parties (see note 14). Such lease for office space contains escalations over the term of the lease.

In accordance with SFAS No. 13, the Company's total rent expense is recognized on a straight-line basis over the lease period. Total rent expense, net of sublease income, was approximately $2,226,000, $1,629,000 and $1,349,000, respectively, for the years ended June 30, 2007, 2006 and 2005. At June 30, 2007 and 2006, deferred rent (representing the cumulative difference between rent paid and the rent expense recognized) was $477,000 and $402,000, respectively. Future minimum lease payments under these agreements are as follows:

	(In thousands)		
	Company's Gross Payment	Sublease Income	Net
2008	$1,883	$94	$1,789
2009	1,848	45	1,803
2010	913	15	898
2011	433	-	433
2012	415	-	415
Thereafter	1,385	-	1,385
	$6,877	$154	$6,723

Employment Agreements

The Company has entered into employment agreements with certain executive officers and other key employees. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

Guarantees

As discussed in note 10, the Company has guaranteed the obligations of CFC under its line of credit. However, since CFC is a wholly-owned, consolidated subsidiary of the Company, its line of credit borrowings, which the Company has guaranteed, are required to be set forth on our Consolidated Balance Sheet. There were no such borrowings outstanding at June 30, 2007 or 2006.

Indemnification Obligations

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to (i) agreements pursuant to which the Company has sold its discontinued collectibles sales businesses and which require the Company to indemnify the purchasers from certain contingent liabilities that might arise from the operation of those businesses prior to their sale by the Company, which is customary in business sale transactions such as these; (ii) certain real estate leases under which the Company may be required to indemnify property owners for environmental or other liabilities and other claims arising from the Company's use of the applicable premises; and (iii) certain agreements with the Company's officers and directors, under which the Company may be required to indemnify such persons for liabilities arising out of their relationships as officers or directors of the Company. The terms of such indemnification obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Historically, the Company has not been obligated to make significant payments under, and no liabilities have been recorded in the accompanying Consolidated Balance Sheets for, these indemnification obligations.

Legal Actions and Settlements

As previously reported, the Company was named as a co-defendant in a lawsuit brought by Real Legends Inc, ("Plaintiff"), against When It Was a Game ("WIWAG"), a sports card dealer. In the lawsuit, Plaintiff was seeking alleged damages to its business of $4 million, alleged to have arisen out of actions taken by WIWAG, together with punitive damages. Plaintiff also alleged that the Company was liable for those damages, because a Company employee had introduced WIWAG to Plaintiff.

On January 26, 2005, the Company and Plaintiff settled that lawsuit. Pursuant to the settlement, all claims against the Company were released by Plaintiff and the Company paid Plaintiff the sum of $600,000 on or about February 23, 2005. The cost of the settlement to the Company, net of $100,000 insurance reimbursement, was $500,000, which was recorded as part of operating expenses in the Company's Consolidated Statements of Operations for the year ended June 30, 2005.

During fiscal 2007, two legal settlements in the aggregate amount of $73,000 were recognized in the Consolidated Statements of Operations.

Bill Miller v. Collectors Universe, Inc. As previously reported, the Company was a defendant in this legal action, which was brought in the Superior Court of California, County of Orange, by Bill Miller, a former employee of the Company, who was president of one of the Company's collectibles sales businesses that was sold in 2004 and an expert in the authentication of autographs and memorabilia. Miller alleged that the Company had issued authentication certificates bearing his name without his consent, in violation of a California statute prohibiting unauthorized appropriation of a person's name, signature or likeness. The statute provides that a person whose name, signature or likeness has been misappropriated, in violation of the statute, is entitled to recover the greater of $750 or the actual damages suffered as a result of the unauthorized use, and any profits from that were attributable to that unauthorized use that are not taken into account in computing the actual damages. The Company denied Miller's allegations and asserted that he was not entitled to any recovery under the statute in excess of his actual damages and that he had not suffered any actual damages as a result of the issuance of the certificates.

Also, as previously reported, at the conclusion of the trial, which took place in October 2005, (i) the jury found that the Company had used Miller's name without his consent on 14,060 authentication certificates, but that Miller had sustained actual damages from that use totaling $14,060; and (ii) the parties entered into a stipulated judgment in the case, which, among other things, provides that Miller's statutory damages arising from the actions of the Company were zero. The court left unresolved and for future determination the issue of which party, if any, was the prevailing party in the lawsuit, which would determine which party, if any, is entitled to recover its attorney's fees from the other party.

In December, 2005, Miller filed a Notice of Appeal seeking an appellate court review, a reversal of the judgment entered by the trial court and a finding, that as a matter of law, he was entitled to statutory damages that should be determined by multiplying $750 times the 14,060 authentication certificates on which his name appeared without his consent, or approximately $10.5 million in total.

Oral arguments took place at the Court of Appeals on June 26, 2007. On August 30, 2007, the Appellate Court issued it decision in which it ruled that, contrary to his assertions, Miller was not entitled to statutory damages of $10.5 million. In reaching that decision, the Appellate Court found that the use of Miller's name by the Company constituted, at most, a single violation of the statute in question and, therefore, Miller is not entitled to multiply $750.00 by the number of times his name was used. The Appellate Court also ruled that Miller has the right to file a new trial in an effort to recover damages for the use by the Company of his name; however, in that lawsuit he must prove that Collectors Universe violated the statute at issue or common law and, if he succeeds in proving such a violation, he must show how, if at all, and in what amount, if any, he was damaged as a result of that violation. However, the Appellate Court ruled that in any new trial that Miller might file, he cannot seek, as a measure of damages, to multiply $750.00 by the number of times, if any, that Collectors Universe used his name without his consent. We cannot predict whether Miller will file a new trial.

The Appellate Court's decision becomes final 30 days from the date it was issued. Prior to that date, Miller could petition the Appellate Court to reconsider its decision. At the end of the 30-day period, Miller will have a period of 10 days within which to file a petition for review by the California Supreme Court.

The Company believes that, even if Miller does file a new trial, it will not incur any material liability to Miller.

Other Legal Actions

From time to time, the Company is named as a defendant in lawsuits that arise in the ordinary course of its business. Management of the Company believes that none of those lawsuits currently pending against it is likely to have a material adverse effect on the Company.

16. Business Segments

Operating segments are defined as the components or "segments" of an enterprise for which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision-making group, in deciding how to allocate resources to and in assessing performance of those components or "segments." The Company's chief operating decision-maker is its Chief Executive Officer. The operating segments of the Company are organized based on the respective services that they offer to customers of the Company. Similar operating segments have been aggregated to reportable operating segments based on having similar services, types of customers, and other criteria that are set forth in SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.*

For our continuing operations, we operate principally in four reportable service segments: coins, sportscards, jewelry and other high-end collectibles. Services provided by these segments include authentication, grading, publication advertising and subscription-based revenues. The other collectibles segment includes autographs, stamps, currency, the CCE subscription business and our collectibles conventions business.

We allocate operating expenses to each service segment based upon activity levels. The following tables set forth on a business segment basis, including a reconciliation with the consolidated financial statements, (i) external revenues, (ii) amortization and depreciation, (iii) stock-based compensation expense as a significant other non-cash transaction, and (iv) operating income for the fiscal years ended June 30, 2007, 2006 and 2005. Net identifiable assets and goodwill are provided by business segment as of June 30, 2007 and 2006. All of our sales and identifiable assets are located in the United States.

	Fiscal Years Ended June 30,		
	2007	**2006**	**2005**
Net revenues from external customers:			
Coins	$23,317	$23,829	$23,203
Sportscards	8,797	8,461	8,143
Jewelry	1,235	373	-
Other	7,103	4,251	2,261
Total revenue	$40,452	$36,914	$33,607
Amortization and depreciation:			
Coins	$ 205	$ 114	$ 55
Sportscards	87	70	92
Jewelry	813	185	-
Other	591	265	3
Total	1,696	634	150
Unallocated amortization and depreciation	316	285	293
Consolidated amortization and depreciation	$ 2,012	$ 919	$ 443
Stock-based compensation:			
Coins	$ 80	$ 192	$ 2
Sportscards	34	15	-
Jewelry	8	-	-
Other	124	129	-
Total	246	336	2
Unallocated stock-based compensation	644	334	31
Consolidated stock-based compensation	$ 890	$ 670	$ 33
Operating income (loss) before unallocated expenses:			
Coins	$ 9,658	$11,542	$12,183
Sportscards	1,435	1,153	844
Jewelry	(5,557)	(1,459)	-
Other	417	6	(704)
Total	5,953	11,242	12,323
Unallocated operating expenses	(8,885)	(7,473)	(5,356)
Consolidated operating income (loss)	$ (2,932)	$ 3,769	$ 6,967

Identifiable Assets:	At June 30, 2007	2006
Coins	$ 2,139	$ 2,647
Sportscards	632	541
Jewelry	20,435	12,611
Other	7,982	6,284
Total	31,188	22,083
Unallocated assets	46,913	56,138
Consolidated assets	$78,101	$78,221
Goodwill:		
Coins	$ 515	$ 515
Jewelry	10,251	8,168
Other	2,118	1,116
Consolidated goodwill	$12,884	$ 9,799

17. Subsequent Events

On August 10, 2007, the Company announced that the quarterly dividend of $0.25 per share of common stock will be paid on September 7, 2007 to shareholders of record as of August 24, 2007 (see note 12). That quarterly dividend was paid, in the aggregate amount of $2,129,000, on September 7, 2007.

Schedule II
Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Operating Expenses	Charged to Cost of Revenues	Net Deductions	Balance at End of Period
Allowance for doubtful accounts	$ 30,000	$17,000	$ -	$ (9,000)	$ 38,000
Inventory reserve	53,000	-	26,000	(45,000)	34,000
Total at June 30, 2005	$ 83,000	$17,000	$26,000	$(54,000)	$ 72,000
Allowance for doubtful accounts	$ 38,000	$23,000	$ -	$(24,000)	$ 37,000
Allowance for customer notes receivable	-	16,000	-	-	16,000
Inventory reserve	34,000	-	72,000	-	106,000
Total at June 30, 2006	$ 72,000	$39,000	$72,000	$(24,000)	$159,000
Allowance for doubtful accounts	$ 37,000	$ -	$42,000	$(19,000)	$ 60,000
Allowance for customer notes receivable	16,000	7,000	-	-	23,000
Inventory reserve	106,000	-	-	(15,000)	91,000
Total at June 30, 2007	$159,000	$ 7,000	$42,000	$(34,000)	$174,000

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in our reports filed under that Act (the Exchange Act), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission. Our disclosure controls and procedures also are designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures in effect as of June 30, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2007, our disclosure controls and procedures were effective to provide reasonable assurance that material information, relating to the Company and its consolidated subsidiaries, required to be included in our Exchange Act reports, including this Annual Report on Form 10-K, is made known to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Collectors Universe, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management's Assessment and Determination

Our management assessed the effectiveness of Collectors Universe's internal control over financial reporting as of June 30, 2007, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design and the testing of the operational effectiveness of Collectors Universe's internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on that assessment, management determined that, as of June 30, 2007, Collectors Universe, Inc. maintained effective internal control over financial reporting.

Grant Thornton LLP, independent registered public accounting firm, which audited and reported on our consolidated financial statements for the fiscal year ended June 30, 2007 which are included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of internal control over financial reporting, which is set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Collectors Universe, Inc. and Subsidiaries:

We have audited management's assessment, included in the accompanying Collectors Universe, Inc. and subsidiaries Management's Report on Internal Control Over Financial Reporting, that Collectors Universe, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Collectors Universe, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design of the operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Collectors Universe, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, Collectors Universe, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Collectors Universe, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended June 30, 2007 and our report dated September 10, 2007 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Irvine, California
September 10, 2007

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

Except for information concerning the Company's executive officers, which is included in Part I of this Annual Report, the information required by Item 10 is incorporated by reference from the Company's definitive proxy statement, expected to be filed with the Commission on or before October 29, 2007, for the Company's 2007 annual stockholders' meeting.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from the Company's definitive proxy statement, expected to be filed with the Commission on or before October 29, 2007, for the Company's 2007 annual stockholders' meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except for the information below regarding our equity compensation plans, the information required by Item 12 is incorporated herein by reference from the Company's definitive proxy statement, expected to be filed with the Commission on or before October 29, 2007, for the Company's 2007 annual stockholders' meeting.

The following table provides information relating to our equity compensation plans as of June 30, 2007.

	Column A	Column B	Column C
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Restricted Shares	Weighted-Average Exercise Price of Outstanding Options, Warrants and Restricted Shares	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans Excluding Securities Reflected (in Column A)
Equity compensation plans approved by stockholders	956,000	$13.07	390,000
Equity compensation not approved by stockholders[1]	163,000	19.26	-
Total	1,119,000	$13.97	390,000

(1) Warrants to purchase common stock granted to non-employee service providers in the fiscal year ended June 30, 1997, which is prior to the time that the Company became a reporting company under the Securities Exchange Act of 1934, as amended.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is incorporated herein by reference from the Company's definitive proxy statement, expected to be filed with the Commission on or before October 29, 2007, for the Company's 2007 annual stockholders' meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from the Company's definitive proxy statement, expected to be filed with the Commission on or before October 29, 2007, for the Company's 2007 annual stockholders' meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following financial statements are included in Item 8 of Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2007 and 2006

Consolidated Statements of Operations for the years ended June 30, 2007, 2006 and 2005

Consolidated Statements of Stockholders' Equity for the years ended June 30, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2006 and 2005

Notes to the Consolidated Financial Statements

(a)(2) Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts

Other schedules are omitted because the required information is either inapplicable or has been disclosed in the consolidated financial statements and notes thereto.

(a)(3) Exhibits

See Index to Exhibits immediately following the Signature Page of this Annual Report for a list of the Exhibits required, pursuant to Item 601 of Regulation S-K, to be filed with this Annual Report.

(THIS PAGE INTENTIONALLY LEFT BLANK)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

COLLECTORS UNIVERSE, INC

Date: September 13, 2007

By: /s/ JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature to this Annual Report appears below hereby appoints Michael R. Haynes, Joseph J. Wallace and Michael J. Lewis, and any of them, individually, to act severally as attorneys-in-fact and agents, with power of substitution and resubstitution, for each of them, to sign on his or her behalf, individually and in the capacities stated below, and to file, any and all amendments to this Annual Report, which amendment or amendments may make changes and additions as such attorneys-in-fact may deem necessary or appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ A. CLINTON ALLEN A. Clinton Allen	Chairman of the Board and Director	September 13, 2007
/s/ MICHAEL R. HAYNES Michael R. Haynes	Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2007
/s/ DAVID HALL David G. Hall	President and Director	September 13, 2007
/s/ JOSEPH J. WALLACE Joseph J. Wallace	Chief Financial Officer (Principal Financial and Accounting Officer)	September 13, 2007
/s/ VAN D. SIMMONS Van D. Simmons	Director	September 13, 2007
/s/ A. J. BERT MOYER A. J. Bert Moyer	Director	September 13, 2007
/s/ DEBORAH A. FARRINGTON Deborah A. Farrington	Director	September 13, 2007
/s/ MICHAEL J. MCCONNELL Michael J. McConnell	Director	September 13, 2007
/s/ BRUCE A. STEVENS Bruce A. Stevens	Director	September 13, 2007

INDEX TO EXHIBITS

Exhibit No	Description
1.1	Form of Underwriting Agreement.*
1.2	Form of Underwriting Agreement between Collectors Universe and Thomas Weisel Partners LLC, Needham & Company, Inc. and Roth Capital Partners LLC. Incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-122129), filed on February 14, 2005.
3.2	Amended and Restated Certificate of Incorporation of Collectors Universe. Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-3 (File No. 333-122129), filed on January 19, 2005.
3.2.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Collectors Universe. Incorporated by reference to Exhibit 3.2.1 to the Company's Registration Statement on Form S-3 (File No. 333-122129), filed on January 19, 2005.
3.3	Amended and Restated Bylaws of Collectors Universe, as adopted September 1, 1999.*
4.1	Registration Rights Agreement.*
4.2	Form of Registration Rights Agreement for Stockholders pursuant to private placement.*
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.*
10.1	Collectors Universe 1999 Stock Incentive Plan.*
10.2	Form of Stock Option Agreement for the Collectors Universe 1999 Plan.*
10.4	PCGS 1999 Stock Incentive Plan.*
10.5	Form of Stock Option Agreement for the PCGS 1999 Plan.*
10.6	Employee Stock Purchase Plan.*
10.7	Form of indemnification Agreement.*
10.8	Asset Acquisition Agreement dated January 25, 1999 between Professional Coin Grading Service, Inc., Info Exchange, Inc. and Brent Gutenkunst.*
10.9	Collectors Universe/eBay Mutual Services Term Sheet dated February 10, 1999, between the Company and eBay, Inc.*
10.10	Net Lease between Orix Searls Santa Ana Venture and Collectors Universe, dated June, 1999.*
10.11	Agreement for the Sale of Goods and Services dated March 31,1999, between the Company and DNA Technologies, *
10.12	Contribution and Acquisition Agreement dated February 3, 1999, between the Company and Hugh Sconyers.*
10.13	Contribution and Acquisition Agreement dated February 3, 1999, between the Company and BJ Searls.*
10.14	Contribution and Acquisition Agreement dated February 3, 1999, between the Company and Greg Bussineau.*
10.15	Contribution and Acquisition Agreement dated February 3, 1999, between the Company and Lyn F. Knight Rare Coins*
10.16	Contribution and Acquisition Agreement dated February 3, 1999, between the Company, Kingswood Coin Auction, LLC and the Members of Kingswood.*
10.17	Contribution and Acquisition Agreement dated February 3, 1999, between the Company and Professional Coin Grading Service, Inc.*
10.18	Employment Agreement dated March 1999, between Superior Sportscard Auctions, LLC and Greg Bussineau.*
10.19	Employment Agreement dated March 5, 1999, between Lyn F. Knight, Lyn Knight Currency Auctions, Inc. and Collectors Universe.*

INDEX TO EXHIBITS (cont'd)

Exhibit No.	Description
10.24	Asset Purchase Agreements between Collectors Universe, Inc. and Auctions by Bowers and Merena, Inc., Bowers and Merena Galleries, Inc. and Bowers and Merena Research, Inc. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated March 21, 2000).*
10.25	Asset Purchase Agreements dated February 19, 2004 between Collectors Universe, Inc. and Spectrum Numismatics, Inc. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated February 19, 2004).
10.26	Non-Competition Agreement dated February 19, 2004 between Collectors Universe, Inc. and Spectrum Numismatics, Inc. (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K, dated February 19, 2004).
10.27	Collectors Universe 2003 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.
10.28	Form of Stock Option Agreement for 2003 Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.
10.29	Form of Restricted Stock Purchase Agreement for 2003 Stock Incentive Plan. Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.
10.30	Employment Agreement, dated January 1, 2003, between the Company and Michael Haynes. Incorporated by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-3 (File No. 333-122129), filed on January 19, 2005.
10.30.1	First Amendment to Employment Agreement, dated October 1, 2003, between the Company and Michael Haynes. Incorporated by reference to Exhibit 10.30.1 to the Company's Registration Statement on Form S-3 (File No. 333-122129), filed on January 19, 2005.
10.30.2	Second Amendment to Employment Agreement, dated November 1, 2004, between the Company and Michael Haynes. Incorporated by reference to Exhibit 10.30.2 to the Company's Registration Statement on Form S-3 (File No. 333-122129), filed on January 19, 2005.
10.31	2005 Management Bonus Plan. Incorporated by reference to Exhibit 10.99 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, filed with the Commission on February 14, 2005
10.32	Loan and Security Agreement between Collectors Finance Corporation and California Bank & Trust dated as of June 30, 2005.
10.33	Continuing Guaranty issued as of June 30, 2005 by Collectors Universe, Inc. to California Bank & Trust.
10.34	Asset Purchase Agreement among Collectors universe, inc., Gemprint Corporation, CVF Technologies Corporation, Heptagon Investments Ltd. and 1456733 Ontario, Inc., dated November 25, 2005, providing for the Company's acquisition of the assets of Gemprint Corporation. Incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, filed with the Commission on February 9, 2006.
10.35	Employment Agreement Extension between Collectors Universe, Inc. and Michael R. Haynes. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 17, 2006 and filed with the Commission on March 23, 2006.
10.36	2006 Management Bonus Plans. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 17, 2006 and filed with the Commission on March 23, 2006.
10.37	Employment Agreement Extension between Collectors Universe, Inc. and Michael R. Haynes. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 19, 2006.

INDEX TO EXHIBITS (cont'd)

Exhibit No.	Description
10.38	Description of 2007 Management Bonus Plan. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 17, 2006.
10.39	Letter Agreement dated July 23, 2007 with Michael J. McConnell, relating to his election to and service on the Collectors Universe, Inc. Board of Directors. Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 20, 2007.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certifications of CEO Under Section 302 Of The Sarbanes-Oxley Act.
31.2	Certifications of CFO Under Section 302 Of The Sarbanes-Oxley Act.
32.1	CEO Certification of Periodic Report Under Section 906 of the Sarbanes-Oxley Act.
32.2	CFO Certification of Periodic Report Under Section 906 of the Sarbanes-Oxley Act.

* Incorporated by reference to the same numbered exhibit to the Company's Registration Statement (No. 333-86449) on Form S-1 filed with the Commission on September 2, 1999.


RARE COIN
MARKET REPORT
www.pcgs.com
SMR
SPORTS MARKET REPORT
November 2007
Barry Bonds
and the
GIANTS
SMQ
Gobrecht Dollars
Revisited – Part 1

Collectors Universe Produces Market Specific Magazines

To promote authentication and grading services in the Collectibles Group, the Company produces a market specific magazine for each of the key markets in which the Company provides such services.

Each of the magazines is generally financed with advertising from commercial enterprises that utilize the Company's services in the respective markets. The readers targeted are the consumers who purchase the graded and authenticated products from these commercial enterprises. The magazines are included among the benefits of the Collectors Club and the Set Registry℠ participants and other consumers of the products.

The magazines include articles about the specific market, current events, and a price guide for items in the specific market that are certified by the Company's division operating in the respective market.

Pictured above are: the *Rare Coin Market Report*, published monthly, with information about the coin market and Professional Coin Grading Service (PCGS); the *Sports Market Report*, published monthly, with information about the sports cards, sports autograph, sports ticket and game used memorabilia markets and the Company's divisions Professional Sports Authenticator® (PSA) and PSA/DNA Authentication Services (PSA/DNA); the *Stamp Market Quarterly*, published quarterly, with information about the stamp market and Professional Stamp Experts (PSE).

Collectors Universe Deploys Technology



Gemprint™ Identification Technology (at left). A Gemprint is the optical "fingerprint" of a diamond. This non-invasive methodology obtains a digital fingerprint by firing a single, pencil-thin laser into the top (or table) of a diamond in a dark enclosure. The cut and shape of a diamond is designed to reflect incident light and from this single light source, the geometry of the diamond reflects approximately 200 to 400 individual points of light. These points are digitally captured, with each point at a unique X-Y coordinate and in a unique size and shape depending on the cut, inclusions or imperfections and the grain of the diamond. This digital image, like a human fingerprint, is unique to every diamond and any inquiry can be matched with the Company's diamond division database within a few seconds using proprietary algorithms to determine if the subject diamond has been certified by the Company's diamond division laboratory and if so, the specific certificate number and associated information.

Diamond and Gemstone Verification Iechnology (at right). The diamond and gemstone divisions of the Company utilize several technologies to verify that a stone is genuine and not synthetic. At the top of the images at right is the Raman Spectrometer that provides data which shows characteristics of the subject stone relative to known samples of a corresponding natural or synthetic stone. The second image down is the application of the Raman technology using a confocal microscope. In the graph of a Raman spectral image at the bottom, the Company's gemstone division examines the results showing line 1 (the top line) as a natural spinel (a type of gem material), while lines 2 and 3 show synthetic spinel.





900
600
100

The third image down is a DiamondView™ device, manufactured by the Diamond Trading Company. This technology provides data to determine if a diamond is natural or synthetic by using shortwave ultraviolet light. The resulting fluorescence of the natural diamond and the related growth patterns can be compared to synthetic diamond growth patterns.



Diamond and Gemstone Enhancement Identification Technology (at left). The diamond and gemstone divisions of the Company utilize a number of technologies to determine if a stone has been subject to any artificial enhancement to cause the stone to appear in better condition (color or clarity) than is justified by the natural state of the subject stone. The technology in this image is the Fourier-Transform Infrared Spectrophotometer, a device that enables the gemologists to detect wavelength absorption indicative of various enhancements and treatments of gem materials and to identify trace elements which can be correlated to a certain geography where the subject gem material may have been mined.


COLLECTORS UNIVERSE
NASDAQ: CLCT

COLLECTORS UNIVERSE, INC.

P.O. Box 6280 • Newport Beach, California 92658
949-567-1234 • www.collectors.com

Board of Directors

Exchange for Securities

NASDAQ Global Market
Symbol: CLCT

Division Presidents

Professional Coin Grading Service
Ronald J. Guth

Professional Sports Authenticators
Joseph J. Orlando

PSA/DNA Authentication Services
Joseph J. Orlando

Professional Stamp Experts
Michael W. Sherman

PCGS Currency
Jason W. Bradford

Certified Coin Exchange
Cassi D. East

Expos Unlimited
Ronald J. Gillio

Division Presidents *(cont'd)*

Collectors Finance Corporation
Michael J. Lewis

Gem Certification & Assurance Lab
Donald A. Palmieri

American Gemological Laboratories
C. R. Beesley

Corporate Officers

Michael R. Haynes, Sr.
Chief Executive Officer

David G. Hall
President

Joseph J. Wallace
Chief Financial Officer

Michael J. Lewis
Senior Vice President Finance

Corporate Counsel

Ben A. Frydman
Stradling Yocca Carlson & Rauth

Outside Auditors

Grant Thornton LLP
Irvine, California

Investment Bankers

Thomas Weisel Partners LLC
Needham & Company, Inc.

Investor Relations

Brandi Piacente
Managing Director
The Piacente Group
475 Park Avenue, 29th Floor
New York, NY 10016
212-481-2050
brandi@thepiacentegroup.com

Transfer Agent

Computershare Trust Company, N.A.
1745 Gardena Avenue
Glendale, CA 91204-2991



UNITED STATES OF AMERICA
THIS NOTE IS LEGAL TENDER FOR ALL DEBTS, PUBLIC AND PRIVATE, AND IS REDEEMABLE IN LAWFUL MONEY AT THE UNITED STATES TREASURY, OR AT ANY FEDERAL RESERVE BANK.
SERIES OF 1934
G00000760A
G00000760A
WASHINGTON, D.C.
SERIES OF 1934
Treasurer of the United States.
WILL PAY TO THE BEARER ON DEMAND


Collectors Universe, Inc.

P.O. Box 6280

Newport Beach, CA 92658

Phone: 949-567-1234

www.collectors.com


U.S. POST OFFICE
X TEN CENTS X



END